As filed with the Securities and Exchange Commission on June 17, 2015

Registration No. 333-203138

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Pre-effective Amendment No. 3

to

FORM S-1

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

Horizon Global Corporation

(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	3714 (Primary Standard Industrial Classification Code Number)	47-3574483 (IRS Employer Identification No.)

39400 Woodward Avenue, Suite 100

Bloomfield Hills, MI 48304

(248) 631-5450

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

A. Mark Zeffiro

President

39400 Woodward Avenue, Suite 100

Bloomfield Hills, MI 48304

(248) 631-5450

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Michael J. Solecki, Esq.

James P. Dougherty, Esq.

Jones Day

North Point

901 Lakeside Avenue

Cleveland, Ohio 44114

Tel: (216) 586-3939

Fax: (216) 579-0212

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large Accelerated Filer ☐	Accelerated Filer ☐	Non-accelerated Filer ☒ (Do not check if a smaller reporting company)	Smaller Reporting Company ☐

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not distribute these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

PROSPECTUS

Horizon Global Corporation

This prospectus is being furnished to you as a stockholder of TriMas Corporation, or TriMas, in connection with the planned spin-off of its Cequent businesses into a new stand-alone, publicly traded company, which we refer to as the spin-off or the distribution. The Cequent businesses will be transferred to Horizon Global Corporation, or Horizon, a newly created Delaware corporation. Immediately prior to the spin-off, TriMas will hold all of the outstanding shares of Horizon common stock, referred to as Horizon common stock or our common stock.

To effect the spin-off, TriMas will make a pro rata distribution of 100% of the outstanding shares of Horizon common stock to holders of TriMas common stock as of 5:00 p.m., New York City time, on June 25, 2015, the record date for the spin-off. TriMas will distribute two shares of Horizon common stock for every five shares of TriMas common stock. The distribution date for the spin-off will be June 30, 2015. Immediately after the distribution is completed, Horizon will be an independent, publicly traded company. The distribution is being conducted in a manner that is intended to be tax-free for United States federal income tax purposes.

You will not be required to pay any cash or other consideration for the shares of Horizon common stock that will be distributed to you or to surrender or exchange your shares of TriMas common stock to receive Horizon common stock in the spin-off. The distribution will not affect the number of shares of TriMas common stock that you hold. No approval by TriMas stockholders of the spin-off is required or being sought. You are not being asked for a proxy and you are requested not to send a proxy.

As discussed under “The Spin-off-Trading of TriMas Common Stock After the Record Date and Prior to the Distribution,” if you sell your shares of TriMas common stock in the “regular way” market after the record date and before or on the distribution date, you will be selling your right to receive shares of Horizon common stock in connection with the spin-off. You are encouraged to consult with your financial advisor regarding the specific implications of selling your Horizon common stock before or on the distribution date.

There is no current trading market for Horizon common stock. However, we expect that a limited market, commonly known as a “when-issued” trading market, for Horizon common stock will begin prior to the distribution date on or about June 23, 2015, and we expect that “regular way” trading of Horizon common stock will begin the first day of trading after the distribution date. We have applied to list our common stock on the New York Stock Exchange under the symbol “HZN.”

We qualify as an “emerging growth company” as defined in the Jumpstart our Business Startups Act of 2012, or the JOBS Act, and, therefore, will be subject to reduced reporting requirements.

In reviewing this prospectus, you should carefully consider the matters described under the caption “Risk  Factors” beginning on page 14 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

This prospectus does not constitute an offer to sell or the solicitation of an offer to buy any securities.

The date of this prospectus is [                    ], 2015.

Unless we otherwise state or the context otherwise indicates, all references in this prospectus to “Horizon,” “us,” “our,” or “we” mean Horizon Global Corporation and its subsidiaries, and all references to “TriMas” mean TriMas Corporation and its subsidiaries, other than Horizon for all periods following the spin-off.

This prospectus is being furnished solely to provide information to TriMas stockholders who will receive shares of Horizon common stock in the spin-off. It is not and is not to be construed as an inducement or encouragement to buy or sell any securities of TriMas or Horizon. This prospectus describes, among other things, Horizon’s business, its relationship with TriMas and how the spin-off affects TriMas and its stockholders, and provides other information to assist you in evaluating the benefits and risks of holding or disposing of the shares of our common stock that you will receive in the spin-off.

You should not assume that the information contained in this prospectus is accurate as of any date other than the date set forth on the cover. Changes to the information contained in this prospectus may occur after that date, and we undertake no obligation to update the information, except in the normal course of our public disclosure obligations.

MARKET AND INDUSTRY DATA

Market and industry data used throughout this prospectus is based on management’s knowledge of the industry and the good faith estimates of management. We also relied, to the extent available, upon management’s review of independent industry surveys and publications and other publicly available information prepared by a number of sources. This data involves a number of assumptions and limitations, and you are cautioned not to give undue weight to such estimates. Although we believe that these sources are reliable, we cannot guarantee the accuracy or completeness of this information, and we have not independently verified this information.

PROSPECTUS SUMMARY

The following is a summary of some of the information contained in this prospectus. It does not contain all the details concerning Horizon or the spin-off, including information that may be important to you. We urge you to read this entire document carefully, including “Risk Factors,” “Selected Historical Combined Financial Data” and “Unaudited Pro Forma Combined Financial Data” and the combined financial statements and the notes to those financial statements included elsewhere in this prospectus.

Except as otherwise indicated or unless the context otherwise requires, the information included in this prospectus assumes the completion of the separation of Horizon from TriMas and the related distribution of our common stock.

Horizon Global

Horizon is comprised of TriMas’ historical Cequent businesses.

We believe we are a leading designer, manufacturer and distributor of a wide variety of high-quality, custom-engineered towing, trailering, cargo management and other related accessory products on a global basis, serving the automotive aftermarket, retail and original equipment, or OE, channels. These products are designed to support original equipment manufacturers, or OEMs, original equipment suppliers, retail and aftermarket customers within the agricultural, automotive, construction, horse/livestock, industrial, marine, military, recreational, trailer and utility markets. We believe that our brand names and product lines are among the most recognized and extensive in the industry.

We have positioned our product portfolios to create pricing options for entry-level to premium products across all of our market channels. We believe that no other competitor features a comparable array of components and recognized brand names. Our brand names include Aqua Clear™, Bulldog®, BTM, DHF™, Draw-Tite®, Engetran, Fulton®, Harper®, Hayman-Reese™, Hidden Hitch®, Highland®, Kovil™, Laitner™, Parkside®, Pro Series®, Reese®, Reese CarryPower™, Reese Outfitter®, Reese Power Sports, Reese Towpower™, ROLA®, Tekonsha®, TriMotive®, Trojan®, Wesbarg® and Witter Towbar Systems™.

We believe that no individual competitor serving the channels we participate in can match our broad product portfolio, which we categorize into the following four groups:

•

Towing: These products include devices and accessories installed on a tow-vehicle for the purpose of attaching a trailer, camper, etc. such as hitches, fifth wheels, gooseneck hitches, weight distribution systems, wiring harnesses, draw bars, ball mounts, crossbars, towbars, security and other towing accessories;

•

Trailering: These products include control devices and components of the trailer itself such as brake controls, jacks, winches, couplers, interior and exterior vehicle lighting and brake replacement parts;

•

Cargo Management: This product category includes a wide variety of products used to facilitate the transportation of various forms of cargo, to secure that cargo or to organize items. Examples of these products are bike racks, roof cross bar systems, cargo carriers, luggage boxes, car interior protective products, rope, tie-downs, tarps, tarp straps, bungee cords, loading ramps and interior travel organizers; and

•

Other: This product category includes a diverse range of items in our portfolio that do not fit into any of the previous three main categories. Items in this category include commercial brooms and brushes, skid plates, oil pans, tubular push bars, side steps and sports bars.

Company Information

Our principal executive offices are located at 39400 Woodward Avenue, Suite 100, Bloomfield Hills, MI 48304, and our telephone number is (248) 631-5450. Our website address is www.horizonglobal.com. Information on or accessible through our website is not a part of this prospectus.

Emerging Growth Company Status

We are an “emerging growth company,” as defined in the JOBS Act. For as long as we are an “emerging growth company,” we may take advantage of certain exemptions from various reporting requirements that are not otherwise applicable generally to public companies, including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act of 2002, which we refer to as the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements and exemptions from the requirements of holding advisory “say-on-pay” votes on executive compensation and stockholder advisory votes on golden parachute compensation.

Under the JOBS Act, we will remain an “emerging growth company” until the earliest of:

•	the last day of the fiscal year during which we have total annual gross revenues of $1 billion or more;

•	the last day of the fiscal year following the fifth anniversary of the completion of the spin-off;

•	the date on which we have, during the previous three-year period, issued more than $1 billion in non-convertible debt; and

•

the date on which we are deemed to be a “large accelerated filer” under the Securities Exchange Act of 1934, or the Exchange Act (we will qualify as a large accelerated filer as of the first day of the first fiscal year after we have (i) more than $700 million in outstanding common equity held by our non-affiliates and (ii) been public for at least 12 months; the value of our outstanding common equity will be measured each year on the last day of our second fiscal quarter).

The JOBS Act also provides that an “emerging growth company” can utilize the extended transition period provided in Section 7(a)(2)(B) of the Securities Act of 1933, or the Securities Act, for complying with new or revised accounting standards. However, we are choosing to “opt out” of such extended transition period, and, as a result, we will comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for companies that are not “emerging growth companies.” Section 107 of the JOBS Act provides that our decision to opt out of the extended transition period for complying with new or revised accounting standards is irrevocable.

Summary of the Spin-off

The following is a brief summary of the terms of the spin-off. Please see “The Spin-off” for a more detailed description of the matters described below.

Distributing company	TriMas, which is the parent company of Horizon. After the distribution, TriMas will no longer retain any of our common stock.

Distributed company	Horizon, which is currently a wholly owned subsidiary of TriMas. After the distribution, Horizon will be an independent, publicly traded company.

Shares to be distributed	Approximately 18.1 million shares of Horizon common stock. Our common stock to be distributed will constitute 100% of our outstanding common stock immediately after the spin-off.

Distribution ratio	Each holder of TriMas common stock will receive two shares of Horizon common stock for every five shares of TriMas common stock held on the record date.

Fractional shares

The transfer agent identified below will aggregate fractional shares into whole shares and sell them on behalf of stockholders in the open market, when, how and through which broker-dealers as determined in its sole discretion without any influence by TriMas or us, at prevailing market prices and distribute the proceeds pro rata to each TriMas stockholder who would otherwise have been entitled to receive a fractional share in the spin-off. You will not be entitled to any interest on the amount of payment made to you in lieu of a fractional share. The transfer agent is not an affiliate of TriMas or us. See “The Spin-off - Treatment of Fractional Shares.”

Distribution procedures

On or about the distribution date, the distribution agent identified below will distribute our common stock by crediting those shares to book-entry accounts established by the transfer agent for persons who were stockholders of TriMas as of 5:00 p.m., New York City time, on the record date. You will not be required to make any payment or surrender or exchange your TriMas common stock or take any other action to receive our common stock. However, as discussed below, if you sell TriMas common stock in the “regular way” market between the record date and the distribution date, you will be selling your right to receive the associated shares of Horizon common stock in the distribution. Registered stockholders will receive additional information from the transfer agent shortly after the distribution date. Beneficial stockholders will receive information from their brokerage firms.

Distribution agent, transfer agent and registrar for our common stock	Computershare, which currently serves as the transfer agent and registrar for TriMas’ common stock.

Record date	5:00 p.m., New York City time, on June 25, 2015.

Distribution date	June 30, 2015.

Reorganization

TriMas currently, directly or through wholly owned subsidiaries, holds the Cequent businesses, which include both the Cequent Americas and Cequent APEA reportable segments. In connection with the spin-off, TriMas will undertake an internal reorganization, or the Reorganization, of entities associated with these businesses that will be part of Horizon in order to facilitate the completion of the spin-off.

Trading before or on the distribution date

It is anticipated that, beginning shortly before the record date, TriMas common stock will trade in two markets on the NASDAQ, a “regular way” market and an “ex-distribution” market. Investors will be able to purchase TriMas common stock without the right to receive shares of our common stock in the ex-distribution market for TriMas common stock. Any holder of TriMas common stock who sells TriMas common stock in the “regular way” market on or before the distribution date will be selling the right to receive our common stock in the spin-off. You are encouraged to consult with your financial advisor regarding the specific implications of selling TriMas common stock before or on the distribution date.

Assets and liabilities transferred to the distributed company

Before the distribution date, we and TriMas will enter into a separation and distribution agreement that will contain key provisions relating to the separation of our business from TriMas and the distribution of our common stock. The separation and distribution agreement will identify the assets to be transferred, liabilities to be assumed and contracts to be assigned to us by TriMas in the spin-off and describe when and how these transfers, assumptions and assignments will occur. See “Relationship with TriMas After the Spin-off - Material Agreements Between TriMas and Us - Separation and Distribution Agreement.”

Relationship with TriMas after the spin-off

Before the distribution date, we and TriMas will enter into several agreements to govern our relationship following the distribution, including a tax sharing agreement, an employee matters agreement, a transition services agreement and other agreements governing other ongoing commercial relationships. See “Relationship with TriMas After the Spin-off - Material Agreements Between TriMas and Us.”

Indemnities

The separation and distribution agreement to be entered into in connection with the spin-off will provide for cross-indemnification between TriMas and us. Please see “Relationship with TriMas After the Spin-off - Material Agreements Between TriMas and Us - Separation and Distribution Agreement.” In addition, we will indemnify TriMas under the tax sharing agreement that we will enter into in connection with the spin-off for the taxes resulting from any acquisition or issuance of our shares that triggers the application of Section 355(e) of the U.S. Internal Revenue Code of 1986, as amended, or the Code. For a discussion of Section 355(e), please see “The Spin-off - Material U.S. Federal Income Tax Consequences of the Spin-off.” We will also indemnify TriMas for certain taxes incurred before and after the distribution date. Please see “Relationship with TriMas After the Spin-off - Material Agreements Between TriMas and Us - Tax Sharing Agreement.”

U.S. federal income tax consequences

TriMas expects to obtain a tax opinion that the distribution of our common stock in the spin-off should qualify as a tax-free distribution for United States federal income tax purposes. Certain United States federal income tax consequences of the spin-off are described in more detail under “The Spin-off - Material U.S. Federal Income Tax Consequences of the Spin-off.”

Conditions to the spin-off

We expect that the spin-off will be completed on June 30, 2015, provided that the conditions set forth under the caption “The Spin-off - Spin-off Conditions and Termination” have been satisfied in TriMas’ sole and absolute discretion.

Reasons for the spin-off

TriMas’ board of directors and management believe that our separation from TriMas will provide the following benefits: (i) providing both companies greater flexibility to focus on their distinct growth and margin improvement strategies within their respective core markets, enabling them to further improve competitiveness and create significant value for shareholders, customers and employees; (ii) enabling each company to better allocate resources to meet the needs of their respective businesses, pursue distinct capital allocation strategies, intensify focus on growth and margin improvement priorities, and provide a clearer investment thesis to attract a long-term investor base best-suited to each company; (iii) providing the ability to better align incentive compensation with the financial performance of each business, as well as the ability to attract and retain key employees; and (iv) increasing the flexibility to independently evaluate and finance organic and inorganic growth opportunities without limitations of operating as a consolidated entity. For more information, see “The Spin-off - Reasons for the Spin-off.”

Stock exchange listing

Currently there is no public market for our common stock. We have applied for listing of our common stock on the NYSE under the symbol “HZN.” We anticipate that trading will commence on a “when-issued” basis approximately two trading days before the record date. When-issued trading refers to a transaction made conditionally because the security has been authorized but not yet issued. Generally, common stock may trade on the NYSE on a when-issued basis after it has been authorized but not yet formally issued, which is often initiated by the NYSE prior to the record date relating to the issuance of such common stock. When-issued transactions are settled after shares of our common stock have been issued to TriMas stockholders. On the first trading day following the distribution date, when-issued trading in respect of our common stock will end and regular way trading will begin. “Regular way” trading refers to trading after a security has been issued. We cannot predict the trading price for shares of our common stock following the spin-off. In addition, following the spin-off, TriMas common stock will remain outstanding and will continue to trade on the NASDAQ under the symbol “TRS.”

Risk factors	You should review the risks relating to the spin-off, our industry and our business and ownership of our common stock described in “Risk Factors.”

Summary Historical Combined Financial Data

The following table sets forth our summary historical financial data as of and for each of the periods indicated. We derived the summary historical financial data for the years ended December 31, 2014 and 2013 and as of December 31, 2014 and 2013 from our audited combined financial statements that are included elsewhere in this prospectus. We derived the summary historical financial data for the three months ended March 31, 2015 and 2014 and as of March 31, 2015 from our unaudited combined financial statements that are included elsewhere in this prospectus. In our management’s opinion, the unaudited combined financial statements as of March 31, 2015 and for the three months ended March 31, 2015 and 2014 have been prepared on the same basis as the audited combined financial statements and include all adjustments, consisting only of normal recurring adjustments and allocations, necessary for a fair presentation of the information for the periods presented.

The following summary historical combined financial data should be read in conjunction with the sections entitled “Selected Historical Combined Financial Data,” “Unaudited Pro Forma Combined Financial Data” and corresponding notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” as well as our combined financial statements and corresponding notes included elsewhere in this prospectus.

	Three months ended March 31,		Year ended December 31,
	2015	2014	2014	2013
	(dollars in thousands)
Statement of Income Data:
Net sales	$142,360	$148,090	$611,780	$588,270
Gross profit	35,300	35,660	148,090	125,010
Operating profit	3,710	4,240	24,460	5,670
Net income	1,480	2,380	15,350	9,780
Statement of Cash Flows Data:
Cash flows provided by (used for)
Operating activities	$(26,870)	$(41,920)	$28,010	$13,950
Investing activities	(2,200)	(3,580)	(11,110)	(31,880)
Financing activities	28,500	44,060	(19,060)	22,030
Other Financial Data:
Depreciation and amortization	$4,400	$4,780	$18,930	$19,450
Capital expenditures	(2,320)	(3,780)	(11,440)	(15,260)

	As of March 31,	As of December 31,
	2015	2014	2013
	(dollars in thousands)
Balance Sheet Data:
Cash and cash equivalents	$5,150	$5,720	$7,880
Current assets	229,420	203,620	207,200
Goodwill and other intangibles, net	68,350	73,090	83,360
Total assets	360,360	343,830	364,320
Current liabilities	115,710	120,380	120,020
Total liabilities	146,260	155,640	168,110
Parent company equity	214,100	188,190	196,210

QUESTIONS AND ANSWERS ABOUT THE SPIN-OFF

Q:	What is the spin-off?

A:

The spin-off is the method by which Horizon will separate from TriMas. To complete the spin-off, TriMas will distribute as a dividend to its stockholders 100% of the shares of our common stock that it owns. Following the spin-off, we will be an independent, publicly traded company. You do not have to pay any consideration or give up any portion of your TriMas common stock to receive our common stock in the spin-off.

Q:	What is the expected date for the completion of the spin-off?

A:

The completion and timing of the spin-off are dependent on a number of conditions, but if such conditions are timely met, we expect the spin-off to be completed on June 30, 2015. See “The Spin-off - Spin-off Conditions and Termination.”

Q:	What are the reasons for and benefits of separating from TriMas?

A:

TriMas’ board of directors and management believe that our separation from TriMas will provide the following benefits: (i) providing both companies greater flexibility to focus on their distinct growth and margin improvement strategies within their respective core markets, enabling them to further improve competitiveness and create significant value for shareholders, customers and employees; (ii) enabling each company to better allocate resources to meet the needs of their respective businesses, pursue distinct capital allocation strategies, intensify focus on growth and margin improvement priorities, and provide a clearer investment thesis to attract a long-term investor base best-suited to each company; (iii) providing the ability to better align incentive compensation with the financial performance of each business, as well as the ability to attract and retain key employees; and (iv) increasing the flexibility to independently evaluate and finance organic and inorganic growth opportunities without limitations of operating as a consolidated entity. See “The Spin-off - Reasons for the Spin-off.”

Q:	What is Horizon?

A:

We are a Delaware corporation formed on January 14, 2015 for the purpose of holding TriMas’ Cequent businesses following the spin-off. Prior to the transfer by TriMas to us of its Cequent businesses, which will occur in connection with the spin-off, we had no operations other than those incidental to our formation or undertaken in preparation for the spin-off.

Q:	Who will manage Horizon after the separation?

A:

We will be led by Mark Zeffiro, the current group president of Cequent, who will be our President and Chief Executive Officer and will oversee the rest of our experienced management team, including David Rice, who will be our Chief Financial Officer, and Jay Goldbaum, who will be our Legal Director. We will also benefit from the knowledge, experience and skills of our board of directors. For more information regarding our management team and our board of directors following the spin-off, see “Management.”

Q:	What is being distributed in the spin-off?

A:

TriMas will distribute two shares of our common stock for every five shares of TriMas common stock outstanding as of the record date for the spin-off. The number of shares of TriMas you own and your proportionate interest in TriMas will not change as a result of the spin-off.

Q:	What is the record date for the spin-off, and when will the spin-off occur?

A:

The record date is June 25, 2015, and ownership is determined as of 5:00 p.m., New York City time, on that date. Our common stock will be distributed on June 30, 2015, which we refer to as the distribution date.

Q:	Can TriMas decide to cancel the spin-off even if all the conditions have been met?

A:

Yes. The spin-off is subject to the satisfaction or waiver by TriMas of certain conditions, including, among others, approval of the TriMas board of directors, declaration of the effectiveness of the registration statement of which this prospectus forms a part and receipt of an opinion from its tax advisor regarding the tax-free nature of the spin-off. See “The Spin-off - Spin-off Conditions and Termination.” Even if all such conditions are met, TriMas has the right not to complete the spin-off if, at any time prior to the distribution, the board of directors of TriMas determines, in its sole discretion, that the spin-off is not in the best interests of TriMas or its stockholders, that a sale or other alternative is in the best interests of TriMas or its stockholders, or that market conditions or other circumstances are such that it is not advisable to separate the Cequent businesses from TriMas at that time. In the event the TriMas board of directors waives a material condition or amends, modifies or abandons the spin-off, TriMas will notify its stockholders in a manner reasonably calculated to inform them of such modifications with a press release, Current Report on Form 8-K or other similar means.

Q:	As a holder of TriMas common stock as of the record date, what do I have to do to participate in the spin-off?

A:

You are not required to take any action to participate in the spin-off, although you are urged to read this entire document carefully. You will receive two shares of Horizon common stock for every five shares of TriMas common stock held as of the record date and retained through the distribution date. You may also participate in the spin-off if you purchase TriMas common stock in the “regular way” market after the record date and retain your TriMas common stock through the distribution date. See “The Spin-off - Trading of TriMas Common Stock After the Record Date and Prior to the Distribution.”

Q:	If I sell my TriMas common stock before or on the distribution date, will I still be entitled to receive Horizon common stock in the spin-off?

A:

If you own shares of TriMas common stock on the record date and hold such shares through the distribution date, you will receive shares of our common stock. However, if you sell your TriMas common stock after the record date and before or on the distribution date, you may also be selling your right to receive shares of our common stock in the spin-off. See “The Spin-off - Trading of TriMas Common Stock After the Record Date and Prior to the Distribution.” You are encouraged to consult with your financial advisor regarding the specific implications of selling your TriMas common stock before or on the distribution date.

Q:	How will fractional shares be treated in the spin-off?

A:

Any fractional common shares otherwise issuable to you will be sold on your behalf, and you will receive a cash payment with respect to that fractional share. For an explanation of how the cash payments for fractional shares will be determined, see “The Spin-off - Treatment of Fractional Shares.”

Q:	Will the spin-off affect the trading price of my TriMas common stock?

A:

Yes, the trading price of TriMas common stock immediately following the spin-off is expected to be lower than immediately prior to the spin-off because the trading price of TriMas common stock will no longer reflect the value of the combined businesses. However, we cannot provide you with any guarantee as to the prices at which the TriMas common stock or our common stock will trade following the spin-off.

Q:	Will my TriMas common stock continue to trade on a stock market?

A:	Yes, TriMas common stock will continue to be listed on the NASDAQ under the symbol “TRS.”

Q:	What are the U.S. federal income tax consequences of the distribution of our common stock to U.S. stockholders?

A:

TriMas expects to obtain a tax opinion that the distribution of our common stock to TriMas stockholders in the spin-off should qualify as a tax-free distribution for United States federal income tax purposes. TriMas will provide its U.S. stockholders with information to enable them to compute their tax basis in both TriMas and our common stock. This information will be posted on TriMas’ website, www.trimascorp.com, promptly following the distribution date. Certain U.S. federal income tax consequences of the spin-off are described in more detail under “The Spin-off - Material U.S. Federal Income Tax Consequences of the Spin-off.” You should consult your own tax advisor as to the application of the tax basis allocation rules and the particular consequences of the spin-off to you, including the applicability and effect of any U.S. federal, state, local and foreign tax laws, which may result in the spin-off distribution being taxable to you in whole or in part.

Q:	What if I hold my TriMas common stock through a broker, bank or other nominee?

A:

TriMas stockholders who hold their shares of TriMas common stock through a broker, bank or other nominee will have their brokerage account credited with Horizon common stock. For additional information, those stockholders should contact their broker or bank directly.

Q:	Why is the separation of the two companies structured as a spin-off as opposed to a sale?

A:

A U.S. tax-free distribution of shares of our common stock is an efficient way to separate the Cequent businesses in a manner that is expected to create long-term value for TriMas, Horizon and their respective stockholders.

Q:	What are the conditions to the spin-off?

A:

The spin-off is subject to a number of conditions, including, among others, the SEC declaring effective the registration statement of which this prospectus forms a part. See “The Spin-off - Spin-off Conditions and Termination.”

Q:	Will Horizon incur any debt in connection with the spin-off?

A:

We have entered into negotiations with various banks to obtain a secured term loan and a secured asset-based revolving credit facility in connection with the completion of the spin-off. The term loan is anticipated to be in the amount of approximately $200 million, and the revolving credit facility is expected to provide borrowing capacity of up to $85 million, subject to borrowing base limitations.

Based on historical performance and current expectations, we believe that the cash generated from our operations and available cash and cash equivalents will be sufficient to service this debt. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations - Liquidity and Capital Resources.”

Q:	Are there risks to owning shares of our common stock?

A:

Yes. Our business is subject both to general and specific business risks relating to our operations. In addition, the spin-off presents risks relating to us being an independent, publicly traded company. See “Risk Factors.”

Q:	Will Horizon common stock trade on a stock market?

A:

Yes. Currently, there is no public market for our common stock. We have applied to list our common stock on the NYSE under the symbol “HZN.” We cannot predict the trading price for our common stock when such trading begins.

Q:	What will happen to TriMas stock options, restricted stock, performance stock units, restricted stock units and dividend equivalent rights?

A:

Each outstanding TriMas equity incentive award (other than performance stock units) held by a TriMas employee will generally be adjusted to retain, immediately after the spin-off, the intrinsic value that it has immediately prior to the spin-off. Each outstanding equity incentive award (other than performance stock units) held by a Horizon employee will generally be adjusted into an award of the same type covering Horizon common stock, but retaining immediately after the spin-off the same intrinsic value that it had immediately prior to the spin-off. We currently anticipate that performance stock units will be equitably adjusted (and, in some instances, converted into time-based restricted stock units) in accordance with the terms of TriMas’ equity plans so that, generally, the awards will retain immediately after the spin-off, in the aggregate, the same intrinsic value that the awards had immediately prior to the spin-off. Specific treatment may depend on the year in which the performance stock units were originally granted, whether the holder of such awards was originally considered a TriMas “covered employee” for purposes of Section 162(m) of the Internal Revenue Code and whether the holder of such awards will continue employment with TriMas or Horizon. For further information regarding the treatment of equity incentive awards in the spin-off, see “The Spin-off-Stock-Based Plans.”

Q:	What will the relationship between TriMas and Horizon be following the spin-off?

A:

In connection with the spin-off, we and TriMas will enter into a number of agreements that will govern our future relationship. As a result of these agreements, among other things, following the spin-off (i) we and TriMas will indemnify the other’s past and present directors, officers and employees, and each of their successors and assigns, against certain liabilities incurred in connection with the spin-off and our and TriMas’ respective businesses, (ii) we will be liable for certain pre-distribution U.S. federal income taxes, foreign income taxes and non-income taxes attributable to our business as well as for certain other taxes attributable to us after the distribution and (iii) we and TriMas will provide and/or make available various administrative services and assets to each other. See “Relationship with TriMas After the Spin-off - Material Agreements between TriMas and Us.”

Q:	Will I have appraisal rights in connection with the spin-off?

A:	No. Holders of TriMas common stock are not entitled to appraisal rights in connection with the spin-off.

Q:	Who is the transfer agent for your common stock?

A:	Computershare.

Q:	Who is the distribution agent for the spin-off?

A:	Computershare.

Q:	Whom can I contact for more information?

A:	If you have questions relating to the mechanics of the distribution of our common stock, you should contact the distribution agent:

Computershare

211 Quality Circle, Suite 210

College Station, TX 77842

Telephone: 800-368-5948

If you have questions relating to the spin-off, you should contact TriMas at:

TriMas Corporation

39400 Woodward Avenue, Suite 130

Bloomfield Hills, MI 48304

Attention: Vice President - Investor Relations and Global Communications

Telephone: 248-631-5506

RISK FACTORS

The following are certain risk factors that could affect our business, financial condition and results of operations. The risks that are highlighted below are not the only ones that we face. You should carefully consider each of the following risks and all of the other information contained in this prospectus. Some of these risks relate principally to our spin-off from TriMas, while others relate principally to our business and the industry in which we operate or to the securities markets generally and ownership of our common stock. If any of the following risks actually occur, our business, financial condition or results of operations could be negatively affected.

Risks Relating to the Spin-off

We may not realize the potential benefits from the spin-off.

We may not realize the potential benefits that we expect from our spin-off from TriMas. We have described those anticipated benefits elsewhere in this prospectus. See “The Spin-off - Reasons for the Spin-off.” TriMas is expected to incur one-time transaction costs of approximately $20 million or less to effectuate the spin-off. In addition, we will incur ongoing costs related to the transition to becoming an independent public company and replacing the services previously provided by TriMas, and we will likely incur some negative effects from our separation from TriMas, including loss of access to the financial, managerial and professional resources from which we have benefited in the past.

Our historical combined and pro forma financial information is not necessarily indicative of our future financial condition, results of operations or cash flows nor do they reflect what our financial condition, results of operations or cash flows would have been as an independent public company during the periods presented.

The historical combined financial information we have included in this prospectus does not reflect what our financial condition, results of operations or cash flows would have been as an independent public company during the periods presented and is not necessarily indicative of our future financial condition, future results of operations or future cash flows. This is primarily a result of the following factors:

•

our historical combined financial results reflect allocations of expenses for services historically provided by TriMas, and those allocations may be significantly different than the comparable expenses we would have incurred as an independent company;

•

our working capital requirements and capital expenditures historically have been satisfied as part of TriMas’ corporate-wide capital allocation and cash management programs; as a result, our debt structure and cost of debt and other capital may be significantly different from that reflected in our historical combined financial statements;

•

the historical combined financial information may not fully reflect the increased costs associated with being an independent public company, including significant changes that will occur in our cost structure, management, financing arrangements and business operations as a result of our spin-off from TriMas; and

•

the historical combined financial information may not fully reflect the effects of certain liabilities that will be incurred or assumed by us and may not fully reflect the effects of certain assets that will be transferred to, and liabilities that may be assumed by, TriMas.

The pro forma adjustments are based on available information and assumptions that we believe are reasonable; however, our assumptions may prove not to be accurate. In addition, our unaudited pro forma combined financial data may not give effect to various ongoing additional costs that we may incur in connection with being an independent public company. Accordingly, our unaudited pro forma combined financial data does not reflect what our financial condition, results of operations or cash flows would have been as an independent public company and are not necessarily indicative of our future financial condition, future results of operations or future cash flows. Please refer to “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Unaudited Pro Forma Combined Financial Data” and our combined financial statements and corresponding notes included elsewhere in this prospectus.

We have no history operating as an independent public company. We will incur additional expenses to create the corporate infrastructure necessary to operate as an independent public company and we will experience increased ongoing costs in connection with being an independent public company.

We have historically used TriMas’ corporate infrastructure to support our business functions, including information technology systems. The expenses related to establishing and maintaining this infrastructure were spread among all of the TriMas businesses. Except as described under the caption “Relationship with TriMas After the Spin-off,” we will no longer have access to TriMas’ infrastructure after the distribution date, and we will need to establish our own. We have begun to incur and expect to continue to incur further costs to establish the necessary infrastructure. See “Unaudited Pro Forma Combined Financial Data.”

TriMas performs many important corporate functions for us, including accounting, treasury, tax, legal, risk management, communications, human resources, procurement, information technology and other services. Following the spin-off, TriMas will continue to provide some of these services to us on a transitional basis pursuant to a transition services agreement we will enter into with TriMas. For more information regarding the transition services agreement, see “Relationship with TriMas After the Spin-off - Material Agreements Between TriMas and Us - Transition Services Agreement.” However, we cannot assure you that all these functions will be successfully executed by TriMas during the transition period or that we will not have to expend significant efforts or costs materially in excess of those estimated in the transition services agreement. Any interruption in these services could have a material adverse effect on our financial condition, results of operation and cash flows. In addition, at the end of this transition period, we will need to perform these functions ourselves or hire third parties to perform these functions on our behalf. The costs associated with performing or outsourcing these functions may exceed the amounts reflected in our historical combined financial statements or that we have agreed to pay TriMas during the transition period. A significant increase in the costs of performing or outsourcing these functions could materially and adversely affect our business, financial condition, results of operations and cash flows.

We will be subject to continuing contingent liabilities of TriMas following the spin-off.

After the spin-off, there will be several significant areas where the liabilities of TriMas may become our obligations. The separation and distribution agreement and employee matters agreement generally provide that we are responsible for substantially all liabilities that may exist that relate to the Cequent business activities, whether incurred prior to or after the spin-off, as well as those liabilities of TriMas specifically assumed by us. See “Relationship with TriMas After the Spin-off - Material Agreements Between TriMas and Us.” In addition, under the Code and the related rules and regulations, each corporation that was a member of the TriMas consolidated tax reporting group during any taxable period or portion of any taxable period ending on or before the completion of the spin-off is severally liable for the federal income tax liability of the entire TriMas consolidated tax reporting group for that taxable period. In connection with the spin-off, we will enter into a tax sharing agreement with TriMas that will allocate the responsibility for prior period taxes of the TriMas consolidated tax reporting group between us and TriMas. See “Relationship with TriMas After the Spin-off - Material Agreements Between TriMas and Us - Tax Sharing Agreement.” However, if TriMas is unable to pay any prior period taxes for which it is responsible, we could be required to pay the entire amount of such taxes. Other provisions of federal law establish similar liability for other matters, including laws governing tax-qualified pension plans as well as other contingent liabilities.

If the spin-off does not qualify as a tax-free transaction, you and TriMas could be subject to material amounts of taxes and, in certain circumstances, we could be required to indemnify TriMas for material taxes pursuant to indemnification obligations under the tax sharing agreement.

The spin-off is conditioned upon TriMas’ receipt of an opinion from its tax advisor, in form and substance satisfactory to TriMas, that the distribution of our common stock in the spin-off should qualify as tax-free (except for cash received in lieu of fractional shares) to us, TriMas and TriMas stockholders for U.S. federal income tax purposes under Sections 355 and 368(a)(1)(D) and related provisions of the Code. Such tax opinion is expected to be delivered to TriMas by the tax advisor on or prior to the effectiveness of the registration statement of which this prospectus is a part. The opinion will rely on, among other things, various assumptions and representations as to factual matters made by TriMas and us which, if inaccurate or incomplete in any material respect, could jeopardize the conclusions reached in the opinion. Neither we nor TriMas are aware of any facts or circumstances that would cause the assumptions or representations that will be relied upon in the opinion to be inaccurate or incomplete in any material respect. The opinion will not be binding on the Internal Revenue Service, or IRS, or the courts, and there can be no assurance that the qualification of the spin-off as a tax-free transaction under Sections 355 and 368(a) of the Code will not be challenged by the IRS or by others in court, or that any such challenge would not prevail. Additionally, the opinion provided by TriMas’ tax advisor does not provide a “will” level of comfort as to the tax-free nature of the spin-off. Because of the absence of guidance directly on point as to how certain factors relating to the spin-off would affect the tax-free nature of the spin-off, in particular the service of an individual as a member of both the Horizon and TriMas boards of directors following the spin-off, it is not possible to be certain that the IRS or a court considering this tax issue would agree with the opinion provided by TriMas’ tax advisor.

If, notwithstanding receipt of the tax opinion, the spin-off were determined not to qualify under Section 355 of the Code, each U.S. holder of TriMas common stock who receives our common stock in the spin-off would generally be treated as receiving a taxable distribution of property in an amount equal to the fair market value of our common stock received. That distribution would be taxable to each such stockholder as a dividend to the extent of such stockholder’s share of TriMas’ current and accumulated earnings and profits. For each such stockholder, any amount that exceeded its share of TriMas’ earnings and profits would be treated first as a non-taxable return of capital to the extent of such stockholder’s tax basis in his or her TriMas common stock with any remaining amount being taxed as a capital gain. TriMas would be subject to tax as if it had sold shares of common stock in a taxable sale for their fair market value and would recognize taxable gain in an amount equal to the excess of the fair market value of such shares over its tax basis in such shares. See “The Spin-off - Material U.S. Federal Income Tax Consequences of the Spin-off.”

With respect to taxes and other liabilities that could be imposed on TriMas in connection with the spin-off (and certain related transactions) under the terms of the tax sharing agreement we will enter into with TriMas prior to the spin-off, we will be liable to TriMas for any such taxes or liabilities attributable to actions taken by or with respect to us, any of our affiliates, or any person that, after the spin-off, is an affiliate thereof. See “Relationship with TriMas After the Spin-off - Material Agreements Between TriMas and Us - Tax Sharing Agreement.” We may be similarly liable if we breach specified representations or covenants set forth in the tax sharing agreement. If we are required to indemnify TriMas for taxes incurred as a result of the spin-off (or certain related transactions) being taxable to TriMas, it could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Potential liabilities associated with certain assumed obligations under the tax sharing agreement cannot be precisely quantified at this time.

Under the tax sharing agreement with TriMas, we will be responsible generally for certain taxes paid after the spin-off attributable to us or any of our subsidiaries, whether accruing before, on or after the spin-off. We have also agreed to be responsible for, and to indemnify TriMas with respect to, all taxes arising as a result of the spin-off (or certain internal restructuring transactions) failing to qualify as transactions under Sections 368(a) and 355 of the Code for U.S. federal income tax purposes (which could result, for example, from a merger or other transaction involving an acquisition of our shares) to the extent such tax liability arises as a result of any breach of any representation, warranty, covenant or other obligation by us or certain affiliates made in connection with the issuance of the tax opinion relating to the spin-off or in the tax sharing agreement. As described above, such tax liability would be calculated as though TriMas (or its affiliate) had sold its shares of common stock of our company in a taxable sale for their fair market value, and TriMas (or its affiliate) would recognize taxable gain in an amount equal to the excess of the fair market value of such shares over its tax basis in such shares. That tax liability could have a material adverse effect on our company. For a more detailed discussion, see “Relationship with TriMas After the Spin-off - Material Agreements Between TriMas and Us - Tax Sharing Agreement.”

We may not be able to engage in desirable strategic or equity raising transactions following the spin-off. In addition, under some circumstances, we could be liable for any adverse tax consequences resulting from engaging in significant strategic or capital raising transactions.

Even if the spin-off otherwise qualifies as a tax-free distribution under Section 355 of the Code, the spin-off may result in significant U.S. federal income tax liabilities to TriMas under applicable provisions of the Code if 50% or more of TriMas’ shares or our shares (in each case, by vote or value) are treated as having been acquired, directly or indirectly, by one or more persons (other than the acquisition of our common stock by TriMas stockholders in the spin-off) as part of a plan (or series of related transactions) that includes the spin-off. Under those provisions, any acquisitions of TriMas shares or our shares (or similar acquisitions), or any understanding, arrangement or substantial negotiations regarding an acquisition of TriMas shares or our shares (or similar acquisitions), within two years before or after the spin-off are subject to special scrutiny. The process for determining whether an acquisition triggering those provisions has occurred is complex, inherently factual and subject to interpretation of the facts and circumstances of a particular case. If a direct or indirect acquisition of TriMas shares or our shares resulted in a change in control as contemplated by those provisions, TriMas (but not its stockholders) would recognize a taxable gain. Under the tax sharing agreement, there are restrictions on our ability to take actions that could cause the separation to fail to qualify as a tax-free distribution, and we will be required to indemnify TriMas against any such tax liabilities attributable to actions taken by or with respect to us or any of our affiliates, or any person that, after the spin-off, is an affiliate thereof. We may be similarly liable if we breach certain other representations or covenants set forth in the tax sharing agreement. See “Relationship with TriMas After the Spin-off - Material Agreements Between TriMas and Us - Tax Sharing Agreement.” As a result of the foregoing, we may be unable to engage in certain strategic or capital raising transactions that our stockholders might consider favorable, including use of Horizon common stock to make acquisitions and equity capital market transactions, or to structure potential transactions in the manner most favorable to us, without adverse tax consequences, if at all.

Potential indemnification liabilities to TriMas pursuant to the separation and distribution agreement could materially and adversely affect our business, financial condition, results of operations and cash flows.

We will enter into a separation and distribution agreement with TriMas that will provide for, among other things, the principal corporate transactions required to effect the spin-off, certain conditions to the spin-off and provisions governing the relationship between us and TriMas with respect to and resulting from the spin-off. For a description of the separation and distribution agreement, see “Relationship with TriMas After the Spin-off - Material Agreements Between TriMas and Us - Separation and Distribution Agreement.” Among other things, the separation and distribution agreement provides for indemnification obligations designed to make us financially responsible for substantially all liabilities that may exist relating to the Cequent businesses, whether incurred prior to or after the spin-off, as well as those obligations of TriMas assumed by us pursuant to the separation and distribution agreement. If we are required to indemnify TriMas under the circumstances set forth in the separation and distribution agreement, we may be subject to substantial liabilities.

In connection with our separation from TriMas, TriMas will indemnify us for certain liabilities. However, there can be no assurance that the indemnity will be sufficient to insure us against the full amount of such liabilities, or that TriMas’ ability to satisfy its indemnification obligations will not be impaired in the future.

Pursuant to the separation and distribution agreement, TriMas will agree to indemnify us for certain liabilities. However, third parties could seek to hold us responsible for any of the liabilities that TriMas has agreed to retain, and there can be no assurance that the indemnity from TriMas will be sufficient to protect us against the full amount of such liabilities, or that TriMas will be able to fully satisfy its indemnification obligations. Moreover, even if we ultimately succeed in recovering from TriMas any amounts for which we are held liable, we may be temporarily required to bear these liabilities ourselves. If TriMas is unable to satisfy its indemnification obligations, the underlying liabilities could have a material adverse effect on our business, financial condition, results of operations and cash flows.

After the spin-off, TriMas’ insurers may deny coverage to us for liabilities associated with occurrences prior to the spin-off. Even if we ultimately succeed in recovering from such insurance providers, we may be required to temporarily bear such loss of coverage.

We may incur significant increased costs as a result of operating as a public company, and our management will be required to devote substantial time to comply with the laws and regulations affecting public companies, particularly after we are no longer an “emerging growth company.”

As a public company, particularly after we cease to qualify as an emerging growth company, we will incur significant legal, accounting and other expenses that we did not incur as a subsidiary of TriMas, including costs associated with public company reporting and corporate governance requirements, in order to comply with the rules and regulations imposed by the Sarbanes-Oxley Act, as well as rules implemented by the SEC and NYSE. Our management and other personnel will need to devote a substantial amount of time to these compliance initiatives and our legal and accounting compliance costs will increase. It is likely that we will need to hire additional staff in the areas of investor relations, legal and accounting to operate as a public company. We also expect that these new rules and regulations may make it more difficult and expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. As a result, it may be more difficult for us to attract and retain qualified individuals to serve on our board of directors or as executive officers. We are currently evaluating and monitoring developments with respect to these rules, and we cannot predict or estimate the amount of additional costs we may incur or the timing of such costs.

For example, the Sarbanes-Oxley Act requires, among other things, that we maintain effective internal control over financial reporting and disclosure controls and procedures. In particular, as a public company, we will be required to perform system and process evaluations and testing of our internal control over financial reporting to allow management and our independent registered public accounting firm to report on the effectiveness of our internal control over financial reporting, as required by Section 404 of the Sarbanes-Oxley Act. As described below, as an emerging growth company, we may not need to comply with the auditor attestation provisions of Section 404 for several years. Our testing, or the subsequent testing by our independent registered public accounting firm, may reveal deficiencies in our internal control over financial reporting that are deemed to be material weaknesses. Our compliance with Section 404 will require that we incur substantial accounting expense and management time on compliance-related issues. Moreover, if we are not able to comply with the requirements of Section 404 in a timely manner, or if we or our independent registered public accounting firm identify deficiencies in our internal control over financial reporting that are deemed to be material weaknesses, we could lose investor confidence in the accuracy and completeness of our financial reports, which could cause the price of our common stock to decline.

Members of our board of directors and management may have actual or potential conflicts of interest because of their ownership of TriMas common stock or their current or prior relationships with TriMas.

At the time of the distribution, it is expected that two members of our board of directors and all of our executive officers will own TriMas common stock and/or equity awards for TriMas common stock because of their current or prior relationships with TriMas, which could create, or appear to create, potential conflicts of interest when our directors and executive officers are faced with decisions that could have different implications for us and TriMas. This may create, or appear to create, potential conflicts of interest if these directors and executive officers are faced with decisions that could have different implications for TriMas than the decisions have for us. See “Management.”

TriMas’ board of directors may abandon the spin-off at any time, and TriMas’ board of directors may determine to amend or modify any and all terms of the spin-off and the related transactions at any time prior to the distribution date.

No assurance can be given that the spin-off will occur or, if it occurs, that it will occur on the terms described in this prospectus. In addition to the conditions to the spin-off described herein (certain of which may be waived by TriMas’ board of directors in its sole discretion), TriMas’ board of directors may abandon the spin-off at any time before the distribution date for any reason or for no reason. In addition, TriMas’ board of directors may amend or modify any and all terms of the spin-off and the related transactions at any time prior to the distribution date. If any condition to the spin-off is waived or if any material amendments or modifications are made to the terms of the spin-off or to the ancillary agreements thereto before the distribution date, TriMas will notify its stockholders in a manner reasonably calculated to inform them of such modifications with a press release, Current Report on Form 8-K or other similar means.

Risks Relating to Our Industry and Our Business

Our businesses depend upon general economic conditions and we serve some customers in highly cyclical industries; as such, we may be subject to the loss of sales and margins due to an economic downturn or recession.

Our financial performance depends, in large part, on conditions in the markets that we serve in both the U.S. and global economies. Some of the industries that we serve are highly cyclical, such as the agricultural, automotive, construction, horse/livestock, industrial, marine, military, recreational, trailer and utility markets. We may experience a reduction in sales and margins as a result of a downturn in economic conditions or other macroeconomic factors. Lower demand for our products may also negatively affect the capacity utilization of our production facilities, which may further reduce our operating margins.

Many of the markets we serve are highly competitive, which could limit the volume of products that we sell and reduce our operating margins.

Many of our products are sold in competitive markets. We believe that the principal points of competition in our markets are product quality and price, design and engineering capabilities, product development, conformity to customer specifications, reliability and timeliness of delivery, customer service and effectiveness of distribution. Maintaining and improving our competitive position will require continued investment by us in manufacturing, engineering, quality standards, marketing, customer service and support of our distribution networks. We may have insufficient resources in the future to continue to make such investments and, even if we make such investments, we may not be able to maintain or improve our competitive position. We also face the risk of lower-cost foreign manufacturers located in China, Southeast Asia, India and other regions competing in the markets for our products, and we may be driven as a consequence of this competition to increase our investment overseas. Making overseas investments can be highly complicated and we may not always realize the advantages we anticipate from any such investments. Competitive pressure may limit the volume of products that we sell and reduce our operating margins.

We may be unable to successfully implement our business strategies. Our ability to realize our business strategies may be limited.

Our businesses operate in relatively mature industries and it may be difficult to successfully pursue our growth strategies and realize material benefits therefrom. Even if we are successful, other risks attendant to our businesses and the economy generally may substantially or entirely eliminate these benefits.

Increases in our raw material or energy costs or the loss of critical suppliers could adversely affect our profitability and other financial results.

We are sensitive to price movements in our raw materials supply base. Our largest material purchases are for steel, copper and aluminum. Prices for steel are currently near a 10-year low and prices for copper and aluminum are currently near a 10-year midpoint. The prices for these products have historically been volatile, fluctuate with market conditions and may increase as a result of various factors, including: a reduction in the number of suppliers due to restructurings, bankruptcies and consolidations, declining supply due to mine or mill closures and other factors that adversely impact supplier profitability, including increases in supplier operating expenses caused by rising raw material and energy costs. We may be unable to completely offset the impact with price increases on a timely basis due to outstanding commitments to our customers, competitive considerations or our customers’ resistance to accepting such price increases and our financial performance may be adversely impacted by further price increases. A failure by our suppliers to continue to supply us with certain raw materials or component parts on commercially reasonable terms, or at all, could have a material adverse effect on us. To the extent there are energy supply disruptions or material fluctuations in energy costs, our margins could be materially adversely impacted.

Our products are typically highly engineered or customer-driven and we are subject to risks associated with changing technology and manufacturing techniques that could place us at a competitive disadvantage.

We believe that our customers rigorously evaluate their suppliers on the basis of product quality, price competitiveness, technical expertise and development capability, new product innovation, reliability and timeliness of delivery, product design capability, manufacturing expertise, operational flexibility, customer service and overall management. Our success depends on our ability to continue to meet our customers’ changing expectations with respect to these criteria. We anticipate that we will remain committed to product research and development, advanced manufacturing techniques and service to remain competitive, which entails significant costs. We may be unable to address technological advances, implement new and more cost-effective manufacturing techniques, or introduce new or improved products, whether in existing or new markets, so as to maintain our businesses’ competitive positions or to grow our businesses as desired.

We depend on the services of key individuals and relationships, the loss of which could materially harm us.

Our success will depend, in part, on the efforts of our senior management, including our President and Chief Executive Officer. Our future success will also depend on, among other factors, our ability to attract and retain other qualified personnel. The loss of the services of any of our key employees or the failure to attract or retain employees could have a material adverse effect on us.

Our reputation, ability to do business, and results of operations may be impaired by improper conduct by any of our employees, agents, or business partners.

While we strive to maintain high standards, we cannot provide assurance that our internal controls and compliance systems will always protect us from acts committed by our employees, agents, or business partners that would violate U.S. and/or non-U.S. laws or fail to protect our confidential information, including the laws governing payments to government officials, bribery, fraud, anti-kickback and false claims rules, competition, export and import compliance, money laundering, and data privacy laws, as well as the improper use of proprietary information or social media. Any such allegations, violations of law or improper actions could subject us to civil or criminal investigations in the U.S. and in other jurisdictions, could lead to substantial civil or criminal, monetary and non-monetary penalties, and related shareholder lawsuits, could lead to increased costs of compliance, could damage our reputation and could have a material effect on our financial statements.

We have significant intangible assets, and future impairment could have a material negative impact on our financial results.

At March 31, 2015, our intangible assets were approximately $62.9 million and represented approximately 17.4% of our total assets. If we experience declines in sales and operating profit or do not meet our current and forecasted operating budget, we may be subject to future intangible asset impairments. Because of the significance of our intangible assets, any future impairment of these assets could have a material adverse effect on our financial results.

We may face liability associated with the use of products for which patent ownership or other intellectual property rights are claimed.

We may be subject to claims or inquiries regarding alleged unauthorized use of a third party’s intellectual property. An adverse outcome in any intellectual property litigation could subject us to significant liabilities to third parties, require us to license technology or other intellectual property rights from others, require us to comply with injunctions to cease marketing or using certain products or brands, or require us to redesign, re-engineer, or re-brand certain products or packaging, any of which could affect our business, financial condition and operating results. If we are required to seek licenses under patents or other intellectual property rights of others, we may not be able to acquire these licenses on acceptable terms, if at all. In addition, the cost of responding to an intellectual property infringement claim, in terms of legal fees and expenses and the diversion of management resources, whether or not the claim is valid, could have a material adverse effect on our business, results of operations and financial condition.

We may be unable to adequately protect our intellectual property.

While we believe that our patents, trademarks and other intellectual property have significant value, it is uncertain that this intellectual property or any intellectual property acquired or developed by us in the future, will provide a meaningful competitive advantage. Our patents or pending applications may be challenged, invalidated or circumvented by competitors or rights granted thereunder may not provide meaningful proprietary protection. Moreover, competitors may infringe on our patents or successfully avoid them through design innovation. Policing unauthorized use of our intellectual property is difficult and expensive, and we may not be able to, or have the resources to, prevent misappropriation of our proprietary rights, particularly in countries where the laws may not protect such rights as fully as in the United States. The cost of protecting our intellectual property may be significant and could have a material adverse effect on our financial condition and future results of operations.

We may incur material losses and costs as a result of product liability, recall and warranty claims that may be brought against us.

We are subject to a variety of litigation incidental to our business, including claims for damages arising out of use of our products, claims relating to intellectual property matters and claims involving employment matters and commercial disputes.

We currently carry insurance through TriMas and maintain reserves for potential product liability claims. However, our insurance coverage may be inadequate if such claims do arise and any liability not covered by insurance could have a material adverse effect on our business. Although we have been able to obtain insurance in amounts we believe to be appropriate to cover such liability to date, our insurance premiums may increase in the future as a consequence of conditions in the insurance business generally or our situation in particular. Any such increase could result in lower net income or cause the need to reduce our insurance coverage. In addition, a future claim may be brought against us that could have a material adverse effect on us. Any product liability claim may also include the imposition of punitive damages, the award of which, pursuant to certain state laws, may not be covered by insurance. Our product liability insurance policies have limits that, if exceeded, may result in material costs that could have an adverse effect on our future profitability. In addition, warranty claims are generally not covered by our product liability insurance. Further, any product liability or warranty issues may adversely affect our reputation as a manufacturer of high-quality, safe products, divert management’s attention, and could have a material adverse effect on our business.

Our business may be materially and adversely affected by compliance obligations and liabilities under environmental laws and regulations.

We are subject to increasingly stringent environmental laws and regulations, including those relating to air emissions, wastewater discharges and chemical and hazardous waste management and disposal. Some of these environmental laws hold owners or operators of land or businesses liable for their own and for previous owners’ or operators’ releases of hazardous or toxic substances or wastes. Other environmental laws and regulations require the obtainment and compliance with environmental permits. To date, costs of complying with environmental, health and safety requirements have not been material. However, the nature of our operations and our long history of industrial activities at certain of our current or former facilities, as well as those acquired, could potentially result in material environmental liabilities.

While we must comply with existing and pending climate change legislation, regulation and international treaties or accords, current laws and regulations have not had a material impact on our business, capital expenditures or financial position. Future events, including those relating to climate change or greenhouse gas regulation could require us to incur expenses related to the modification or curtailment of operations, installation of pollution control equipment or investigation and cleanup of contaminated sites.

Our borrowing costs may be impacted by our credit ratings developed by various rating agencies.

We expect that two major ratings agencies, Standard & Poor’s and Moody’s, will evaluate our credit profile on an ongoing basis and will assign ratings for our long-term debt, including our anticipated term loan and revolving credit facility. If our credit ratings were to decline, our ability to access certain financial markets may become limited, the perception of us in the view of our customers, suppliers and security holders may worsen and as a result, we may be adversely affected.

We have significant operating lease obligations and our failure to meet those obligations could adversely affect our financial condition.

We lease many of our manufacturing facilities and certain capital equipment. Our rental expense in 2014 under these operating leases was approximately $15.1 million. A failure to pay our rental obligations would constitute a default allowing the applicable landlord to pursue any remedy available to it under applicable law, which would include taking possession of our property and, in the case of real property, evicting us. These leases are categorized as operating leases and are not considered indebtedness for purposes of our debt instruments.

We may be subject to further unionization and work stoppages at our facilities or our customers may be subject to work stoppages, which could seriously impact the profitability of our business.

As of March 31, 2015, we had collective bargaining agreements covering seven facilities worldwide, none of which are in the United States.

We are not aware of any present active union organizing drives at any of our other facilities. We cannot predict the impact of any further unionization of our workplace.

Many of our direct or indirect customers have unionized work forces. Strikes, work stoppages or slowdowns experienced by these customers or their suppliers could result in slowdowns or closures of assembly plants where our products are included. In addition, organizations responsible for shipping our customers’ products may be impacted by occasional strikes or other activity. Any interruption in the delivery of our customers’ products could reduce demand for our products and could have a material adverse effect on us.

Our healthcare costs for active employees may exceed our projections and may negatively affect our financial results.

We maintain a range of healthcare benefits for our active employees through TriMas. Healthcare benefits for active employees are provided through comprehensive hospital, surgical and major medical benefit provisions, all of which are subject to various cost-sharing features. If our costs under our benefit programs for active employees exceed our projections, our business and financial results could be materially adversely affected. Additionally, foreign competitors and many domestic competitors provide fewer benefits to their employees, and this difference in cost could adversely impact our competitive position.

A significant portion of our sales is derived from international sources, which exposes us to certain risks that may adversely affect our financial results and impact our ability to service debt.

We have extensive operations outside of the United States. Approximately 28.3% of our net sales for the three months ended March 31, 2015 and approximately 30.7% of our net sales for the year ended December 31, 2014 were derived from sales outside of the United States. In addition, we may significantly expand our international operations through internal growth and acquisitions. International operations, particularly sales to emerging markets and manufacturing in non-U.S. countries, are subject to risks that are not present within U.S. markets, which include, but are not limited to, the following:

•	volatility of currency exchange rates between the U.S. dollar and currencies in international markets;

•

changes in local government regulations and policies including, but not limited to, foreign currency exchange controls or monetary policy, governmental embargoes, repatriation of earnings, expropriation of property, duty or tariff restrictions, investment limitations and tax policies;

•	political and economic instability and disruptions, including labor unrest, civil strife, acts of war, guerrilla activities, insurrection and terrorism;

•	legislation that regulates the use of chemicals;

•	disadvantages of competing against companies from countries that are not subject to U.S. laws and regulations, including the Foreign Corrupt Practices Act, or FCPA;

•	compliance with international trade laws and regulations, including export control and economic sanctions, such as anti-dumping duties;

•	difficulties in staffing and managing multi-national operations;

•	limitations on our ability to enforce legal rights and remedies;

•	tax inefficiencies in repatriating cash flow from non-U.S. subsidiaries that could affect our financial results and reduce our ability to service debt;

•	reduced protection of intellectual property rights; and

•	other risks arising out of foreign sovereignty over the areas where our operations are conducted.

In addition, we could be adversely affected by violations of the FCPA and similar worldwide anti-bribery laws as well as export controls and economic sanction laws. The FCPA and similar anti-bribery laws in other jurisdictions generally prohibit companies and their intermediaries from making improper payments to non-U.S. officials for the purpose of obtaining or retaining business.

Our growth strategy may include the impact of acquisitions. If we are unable to identify attractive acquisition candidates, successfully integrate acquired operations or realize the intended benefits of our acquisitions, we may be adversely affected.

We may pursue strategic acquisition opportunities. Any acquisition will likely require integration expenses and actions that could negatively impact our results of operations, some of which we may not be able to fully anticipate beforehand. In addition, attractive acquisition candidates may not be identified and acquired in the future, financing for acquisitions may be unavailable on satisfactory terms and we may be unable to accomplish our strategic objectives in effecting a particular acquisition. We may encounter various risks in acquiring other companies, including the possible inability to integrate an acquired business into our operations, diversion of management’s attention and unanticipated problems or liabilities, some or all of which could materially and adversely affect our business strategy and financial condition and results of operations.

Our acquisition agreements by which we have acquired companies include indemnification provisions that may not fully protect us and may result in unexpected liabilities.

Certain of the agreements related to the acquisition of businesses require indemnification against certain liabilities related to the operations of the company for the previous owner. We cannot be assured that any of these indemnification provisions will fully protect us, and as a result we may incur unexpected liabilities that adversely affect our profitability and financial position.

Increased information technology security threats and more sophisticated and targeted computer crime could pose a risk to our systems, networks, and products.

Increased global information technology security threats and more sophisticated and targeted computer crime pose a risk to the security of our systems and networks and the confidentiality, availability and integrity of our data and communications. While we attempt to mitigate these risks by employing a number of measures, monitoring of our networks and systems, and maintenance of backup and protective systems, our systems, networks and products remain potentially vulnerable to advanced persistent threats. Depending on their nature and scope, such threats could potentially lead to the compromising of confidential information and communications, improper use of our systems and networks, manipulation and destruction of data, defective products, production downtimes and operational disruptions, which in turn could adversely affect our reputation, competitiveness and results of operations.

A major failure of our information systems could harm our business.

We depend on integrated information systems to conduct our business. We may experience operating problems with our information systems as a result of system failures, viruses, computer hackers or other causes. Any significant disruption or slowdown of our systems could cause customers to cancel orders or cause standard business processes to become inefficient or ineffective.

Risks Relating to Ownership of Our Common Stock

Because there has not been any public market for our common stock, the market price and trading volume of our common stock may be volatile and you may not be able to resell your shares of our common stock at or above the initial market price following the spin-off.

Prior to the spin-off, there will have been no trading market for our common stock. We cannot assure you that an active trading market will develop or be sustained for our common stock after the spin-off, nor can we predict the price at which our common stock will trade after the spin-off. The market price of our common stock could fluctuate significantly due to a number of factors, many of which are beyond our control, including:

•	fluctuations in our quarterly or annual earnings results or those of other companies in our industry;

•	failures of our operating results to meet the estimates of securities analysts or the expectations of our stockholders, or changes by securities analysts in their estimates of our future earnings;

•	announcements by us or our customers, suppliers or competitors;

•	changes in laws or regulations which adversely affect our industry or us;

•	changes in accounting standards, policies, guidance, interpretations or principles;

•	general economic, industry and stock market conditions;

•	future sales of our common stock by our stockholders;

•	future issuances of our common stock by us;

•	our ability to pay dividends in the future; and

•	the other factors described in these “Risk Factors” and other parts of this prospectus.

Our common stock price may be subject to significant volatility due to our own results or market trends.

If our revenue, earnings or cash flows in any quarter fail to meet the investment community’s expectations, there could be an immediate negative impact on our common stock price. Our common stock price could also be impacted by broader market trends and world events unrelated to our performance.

A large number of shares of our common stock are or will be eligible for future sale, which may cause the market price for shares of our common stock to decline.

Upon completion of the spin-off, we will have outstanding an aggregate of approximately 18.1 million shares of our common stock. Virtually all of the shares held by our stockholders will be freely tradable without restriction immediately following the consummation of the spin-off. We are unable to predict whether large amounts of our common stock will be sold in the open market following the spin-off. We are also unable to predict whether a sufficient number of buyers would be in the market at that time. Certain TriMas stockholders may be required to sell the shares of our common stock that they receive in the spin-off. In addition, it is possible that other TriMas stockholders will chose to sell the shares of our common stock they receive in the spin-off for various reasons. For example, such stockholders may not believe that our business profile or level of market capitalization as an independent company fits their investment objectives. We can provide no assurance that there will be sufficient new buying interest to offset the potential sale of our common stock. In addition, index funds currently holding

TriMas common stock may be required to sell the shares of our common stock they receive in the spin-off. Accordingly, our common stock could experience a high level of volatility immediately following the spin-off and, as a result, the price of our common stock could be adversely affected.

Anti-takeover provisions contained in our amended and restated certificate of incorporation and bylaws, as well as provisions of Delaware law, could impair a takeover attempt that stockholders may consider favorable.

Our certificate of incorporation and bylaws provisions, as amended and restated in connection with us becoming a public company, may have the effect of delaying, deferring or discouraging a prospective acquiror from making a tender offer for our shares or otherwise attempting to obtain control of us. These provisions, among other things, establish that our board of directors fixes the number of members of the board, divide the board of directors into three classes with staggered terms and establish advance notice requirements for nomination of candidates for election to the board or for proposing matters that can be acted on by stockholders at stockholder meetings. To the extent that these provisions discourage takeover attempts, they could deprive stockholders of opportunities to realize takeover premiums for their shares. Moreover, these provisions could discourage accumulations of large blocks of our common stock, thus depriving stockholders of any advantages that large accumulations of stock might provide. See “Description of Capital Stock - Anti-Takeover Effects of Delaware Law and Our Certificate of Incorporation and Bylaws” below.

As a Delaware corporation, we will also be subject to provisions of Delaware law, including Section 203 of the General Corporation Law of the State of Delaware. Section 203 prevents some stockholders holding more than 15% of our voting stock from engaging in certain business combinations unless the business combination or the transaction that resulted in the stockholder becoming an interested stockholder was approved in advance by our board of directors, results in the stockholder holding more than 85% of our voting stock, subject to certain restrictions, or is approved at an annual or special meeting of stockholders by the holders of at least 66 2⁄3% of our voting stock not held by the stockholder engaging in the transaction.

Any provision of our certificate of incorporation or our bylaws or Delaware law that has the effect of delaying or deterring a change in control could limit the opportunity for our stockholders to receive a premium for their shares of our common stock and could also affect the price that some investors are willing to pay for our common stock.

We may issue preferred stock with terms that could dilute the voting power or reduce the value of our common stock.

Our amended and restated certificate of incorporation authorizes us to issue, without the approval of our stockholders, one or more classes or series of preferred stock having such designation, powers, preferences and relative, participating, optional and other special rights, including preferences over our common stock respecting dividends and distributions, as our board of directors generally may determine. The terms of one or more classes or series of preferred stock could dilute the voting power or reduce the value of our common stock. For example, we could grant holders of preferred stock the right to elect some number of our directors in all events or on the happening of specified events or the right to veto specified transactions. Similarly, the repurchase or redemption rights or liquidation preferences we could assign to holders of preferred stock could affect the residual value of our common stock.

We are an “emerging growth company” and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make our common stock less attractive to investors.

We are an “emerging growth company” as defined in the JOBS Act. For as long as we continue to be an emerging growth company we may choose to take advantage of certain exemptions from various reporting requirements applicable to other public companies but not to emerging growth companies, which includes, among other things:

•	exemption from the auditor attestation requirements under Section 404 of the Sarbanes-Oxley Act of 2002;

•	reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements;

•	exemption from the requirements of holding non-binding stockholder votes on executive compensation arrangements; and

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exemption from any rules requiring mandatory audit firm rotation and auditor discussion and analysis and, unless the SEC otherwise determines, any future audit rules that may be adopted by the Public Company Accounting Oversight Board.

We could be an emerging growth company until the last day of the fiscal year following the fifth anniversary of the consummation of the spin-off, or until the earliest of (i) the last day of the fiscal year in which we have annual gross revenue of $1 billion or more, (ii) the date on which we have, during the previous three year period, issued more than $1 billion in non-convertible debt or (iii) the date on which we are deemed to be a large accelerated filer under the federal securities laws. We will qualify as a large accelerated filer as of the first day of the first fiscal year after we have (i) more than $700 million in outstanding common equity held by our non-affiliates and (ii) been public for at least 12 months. The value of our outstanding common equity will be measured each year on the last day of our second fiscal quarter.

Under the JOBS Act, emerging growth companies are also permitted to elect to delay adoption of new or revised accounting standards until companies that are not subject to periodic reporting obligations are required to comply, if such accounting standards apply to non-reporting companies. We have made an irrevocable decision to opt out of this extended transition period for complying with new or revised accounting standards.

We cannot predict if investors will find our common stock less attractive if we rely on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and the price of our common stock may be more volatile.

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements (as that term is defined by the federal securities laws) about our financial condition, results of operations and business. You can find many of these statements by looking for words such as “may,” “will,” “expect,” “anticipate,” “believe,” “estimate” and similar words used in this prospectus.

These forward-looking statements are subject to numerous assumptions, risks and uncertainties, which could materially affect our business, financial condition or future results, including, but not limited to, risks and uncertainties with respect to: the successful completion of the spin-off within the expected time frame; the tax-free nature of the spin-off; our ability to obtain our term loan and revolving credit facility on the terms we anticipate or at all; market demand; competitive factors; supply constraints; material and energy costs; technology factors; litigation; government and regulatory actions; our accounting policies; future trends; general economic and currency conditions; and various conditions specific to our business and industry. Because the statements are subject to risks and uncertainties, actual results may differ materially from those expressed or implied by the forward-looking statements. We caution readers not to place undue reliance on the statements, which speak only as of the date of this prospectus.

The cautionary statements set forth above should be considered in connection with any subsequent written or oral forward-looking statements that we or persons acting on our behalf may issue. We do not undertake any obligation to review or confirm analysts’ expectations or estimates or to release publicly any revisions to any forward-looking statement to reflect events or circumstances after the date of this prospectus or to reflect the occurrence of unanticipated events.

We disclose important factors that could cause our actual results to differ materially from our expectations implied by our forward-looking statements under “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and elsewhere in this prospectus. These cautionary statements qualify all forward-looking statements attributed to us or persons acting on our behalf. When we indicate that an event, condition or circumstance could or would have an adverse effect on us, we mean to include effects upon our business, financial and other condition, results of operations, prospects and ability to service our debt.

THE SPIN-OFF

General

The board of directors of TriMas regularly reviews the various operations conducted by TriMas to ensure that resources are deployed and activities are pursued in a manner believed to be in the best interests of its stockholders. On December 8, 2014, TriMas announced that its board of directors unanimously approved a plan to pursue the spin-off of its Cequent businesses into a new stand-alone, publicly traded company.

We are currently a wholly owned subsidiary of TriMas. We were incorporated in Delaware on January 14, 2015, in anticipation of the spin-off. TriMas will transfer to us all the assets and generally all the liabilities relating to the Cequent businesses.

We will be separated from TriMas and will become an independent, publicly traded company through a spin-off, on June 30, 2015, the distribution date. As a result of the spin-off, each holder of TriMas common stock as of 5:00 p.m., New York City time, on June 25, 2015, the record date for the spin-off, will be entitled to:

•	receive two shares of our common stock for every five shares of TriMas common stock owned by such holder; and

•	retain such holder’s shares of TriMas common stock.

TriMas stockholders will not be required to pay for our common stock received in the spin-off or to surrender or exchange common stock of TriMas in order to receive our common stock or to take any other action in connection with the spin-off. No vote of TriMas stockholders is required or sought in connection with the spin-off, and TriMas stockholders have no appraisal rights in connection with the spin-off.

Reasons for the Spin-off

TriMas’ board of directors believes that separating TriMas into two independent, publicly traded companies is in the best interests of TriMas and its stockholders, and has concluded that the spin-off will provide each company with certain opportunities and benefits. Such opportunities and benefits include:

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Investor Perspectives. Enabling each company to better allocate resources to meet the needs of their respective businesses, pursue distinct capital allocation strategies, intensify focus on growth and margin improvement priorities, and provide a clearer investment thesis to attract a long-term investor base best-suited to each company;

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Strategic Focus. Providing both companies greater flexibility to focus on their distinct growth and margin improvement strategies within their respective core markets, enabling them to further improve competitiveness and create significant value for stockholders, customers and employees;

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Management & Employee Incentives. Incentivizing management performance through equity-based compensation that is aligned with the performance of its own operations and designed to attract and retain key employees;

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Access to Capital. Removing the competition for capital between the businesses. Instead, both companies will have direct access to the debt and equity capital markets to fund their respective growth strategies and to establish an appropriate capital structure for their business needs; and

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Flexibility. Providing each independent company increased strategic and financial flexibility to pursue acquisitions, unencumbered by considerations of the potential impact on the business of the other company.

Based on our combined financial statements included elsewhere in this prospectus: for the three months ended March 31, 2015 and the years ended December 31, 2014 and 2013, our revenue as a percentage of TriMas’ revenue was 38.8%, 40.8% and 42.4%, respectively; and as of March 31, 2015, December 31, 2014 and 2013, total assets attributable to us as a percentage of TriMas’ total assets were 21.5%, 20.7% and 28.0%, respectively, and total liabilities attributable to us as a percentage of TriMas’ total liabilities were 13.6%, 14.5% and 23.3%, respectively.

The TriMas board of directors also considered the probability of successful execution of the spin-off and the risks associated therewith, including: potential loss of synergies from operating as a consolidated entity; potential loss of joint purchasing power; potential disruptions to the businesses as a result of the spin-off, including information technology or other disruptions; risk of being unable to achieve the benefits expected to be attained by the spin-off; risk that the spin-off might not be completed; potential impact on both companies’ ability to continue to demonstrate civic and charitable leadership in their respective communities; and one-time costs of executing the spin-off. The TriMas board of directors concluded that, notwithstanding these potentially negative factors, the spin-off would be in the best interests of its stockholders. For more information, see “Risk Factors - Risks Relating to the Spin-off.”

Results of the Spin-off

After the spin-off, we will be an independent, publicly traded company. Immediately after the distribution date, we expect that approximately 18.1 million shares of our common stock will be issued and outstanding, based on the distribution of two shares of our common stock for every five shares of TriMas common stock outstanding and the anticipated number of shares of TriMas common stock outstanding as of the record date. The actual number of shares of our common stock to be distributed will be determined based on the number of shares of TriMas common stock outstanding as of the record date.

We and TriMas will be parties to a number of agreements that will govern the spin-off and our future relationship. For a more detailed description of these agreements, please see “Relationship with TriMas After the Spin-off - Material Agreements Between TriMas and Us.”

You will not be required to make any payment for our shares of common stock you receive, nor will you be required to surrender or exchange your TriMas common stock or take any other action in order to receive our shares of common stock to which you are entitled. The spin-off will not affect the number of outstanding shares of TriMas common stock or any rights of TriMas stockholders, although it is expected to affect the market value of the outstanding TriMas common stock.

Manner of Effecting the Spin-off

The general terms and conditions relating to the spin-off will be set forth in a separation and distribution agreement between TriMas and us. For a description of the terms of that agreement, see “Relationship with TriMas After the Spin-off - Material Agreements Between TriMas and Us-Separation and Distribution Agreement.” Under the separation and distribution agreement, the spin-off will occur on the distribution date. As a result of the spin-off, each TriMas stockholder will be entitled to receive two shares of our common stock for every five shares of TriMas common stock owned on the record date. As discussed under “Trading of TriMas Common Stock After the Record Date and Prior to the Distribution,” if a holder of record of TriMas common stock sells its shares in the “regular way” market after the record date and before or on the distribution date, that stockholder will be selling the right to receive our common stock in the distribution.

The distribution will be made in book-entry form. For registered TriMas stockholders, our transfer agent will credit their shares of our common stock to book-entry accounts established to hold their shares of our common stock. Book-entry refers to a method of recording stock ownership in our records in which no physical certificates are issued. For stockholders who own TriMas common stock through a bank or brokerage firm, their Horizon common stock will be credited to their accounts by the bank or broker. See “When and How You Will Receive Horizon Stock” below. Each share of our common stock that is distributed will be validly issued, fully paid and nonassessable. Holders of our common stock will not be entitled to preemptive rights. See “Description of Capital Stock.” Following the spin-off, stockholders whose shares are held in book-entry form may request the transfer of our common stock to a brokerage or other account at any time, without charge.

When and How You Will Receive Horizon Stock

On the distribution date, TriMas will release 100% of its shares of our common stock for distribution by Computershare, the distribution agent. The distribution agent will cause the shares of our common stock to which you are entitled to be registered in your name or in the “street name” of your bank or brokerage firm.

“Street Name” Holders. Many TriMas stockholders have TriMas common stock held in an account with a bank or brokerage firm. If this applies to you, that bank or brokerage firm is the registered holder that holds the shares on your behalf. For stockholders who hold their TriMas common stock in an account with a bank or brokerage firm, our common stock being distributed will be registered in the “street name” of your bank or broker, who in turn will electronically credit your account with the shares that you are entitled to receive in the distribution. We anticipate that banks and brokers will generally credit their customers’ accounts with our common stock on or shortly after the distribution date. We encourage you to contact your bank or broker if you have any questions regarding the mechanics of having your shares credited to your account.

Registered Holders. If you are the registered holder of TriMas common stock and hold your TriMas common stock either in physical form or in book-entry form, the shares of our common stock distributed to you will be registered in your name and you will become the holder of record of that number of shares of our common stock. Our distribution agent will send you a statement reflecting your ownership of our common stock.

Direct Registration System. As part of the spin-off, we will be adopting a direct registration system for book-entry share registration and transfer of our common stock. Our common stock to be distributed in the spin-off will be distributed as uncertificated shares registered in book-entry form through the direct registration system. No certificates representing your shares will be mailed to you in connection with the spin-off. Under the direct registration system, instead of receiving stock certificates, you will receive a statement reflecting your ownership interest in our shares. If at any time you want to receive a physical certificate evidencing your shares, you may do so by contacting our transfer agent and registrar. Contact information for our transfer agent and registrar is provided under “Description of Capital Stock - Transfer Agent and Registrar.” The distribution agent will begin mailing book-entry account statements reflecting your ownership of shares promptly after the distribution date. You can obtain more information regarding the direct registration system by contacting our transfer agent and registrar.

Treatment of Fractional Shares

The transfer agent will aggregate all fractional shares and sell them on behalf of those holders who otherwise would be entitled to receive a fractional share. The transfer agent will determine, in its sole discretion, when, how and through which broker-dealers such sales will be made without any influence by TriMas or us. We anticipate that these sales will occur as soon as practicable after the distribution date. Those holders will then receive a cash payment in the form of a check in an amount equal to their pro rata share of the total net proceeds of those sales. If you physically hold TriMas stock certificates, your check for any cash that you may be entitled to receive instead of fractional shares of our common stock will be mailed to you separately.

It is expected that all fractional shares held in street name will be aggregated and sold by brokers or other nominees according to their standard procedures. You should contact your broker or other nominee for additional details.

Neither TriMas, nor we, nor the transfer agent will guarantee any minimum sale price for any fractional shares. Neither we nor TriMas will pay any interest on the proceeds from the sale of fractional shares. The receipt of cash in lieu of fractional shares will generally be taxable to the recipient stockholders. See “—Material U.S. Federal Income Tax Consequences of the Spin-off.”

Transferability of Shares You Receive

Our common stock distributed to TriMas stockholders will be freely transferable, except for shares received by persons who may be deemed to be our “affiliates” under the Securities Act. Persons who may be deemed to be our affiliates after the spin-off generally include individuals or entities that control, are controlled by, or are under common control with us, and include our directors and our executive officers. Our affiliates will be permitted to sell their shares of our common stock only pursuant to an effective registration statement under the Securities Act or an exemption from the registration requirements of the Securities Act, pursuant to Rule 144.

Under Rule 144, an affiliate may not sell within any three-month period shares of our common stock in excess of the greater of:

•	1% of the then outstanding number of shares of our common stock; and

•	the average reported weekly trading volume of our common stock on the NYSE during the four calendar weeks preceding the filing of a notice with the SEC on Form 144 with respect to such sale.

Sales under Rule 144 are also subject to certain provisions regarding the manner of sale, notice requirements and availability of current public information about us.

Stock-Based Plans

Treatment of Equity-Based Compensation

With respect to outstanding TriMas equity incentive awards held by TriMas employees (other than performance stock units) that are outstanding on the distribution date and for which the underlying security is TriMas common stock, we expect that:

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each outstanding TriMas stock option, restricted share and restricted stock unit will continue to cover TriMas common stock and be subject to substantially the same terms and conditions after the spin-off as the terms and conditions that applied to such awards prior to the spin-off, except:

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with respect to each stock option award, the per-share exercise price for such award will be adjusted so that the award will retain immediately after the spin-off, in the aggregate, the same intrinsic value that the stock option award had immediately prior to the spin-off (subject to rounding);

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with respect to each stock option, restricted share, and restricted stock unit award, the number of underlying shares of TriMas common stock subject to such award will be equitably adjusted so that the award will retain immediately after the spin-off, in the aggregate, the same intrinsic value that the award had immediately prior to the spin-off (subject to rounding); and

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TriMas employees who hold TriMas restricted shares prior to the spin-off will receive no Horizon common stock with respect to such restricted shares in connection with the distribution of Horizon common stock to TriMas stockholders generally.

With respect to outstanding TriMas equity incentive awards (other than performance stock units) held by Horizon employees, including Horizon’s NEOs (as defined below), that are outstanding on the distribution date and for which the underlying security is TriMas common stock, we expect that:

•

each outstanding TriMas stock option, restricted share and restricted stock unit will be adjusted into an award of the same type covering Horizon common stock. The Horizon awards will be subject to substantially the same terms and conditions after the spin-off as the terms and conditions applicable to the original TriMas awards prior to the spin-off, except:

¡

with respect to each adjusted stock option award covering Horizon common stock, the per-share exercise price for such award will be established so that the award will retain immediately after the spin-off, in the aggregate, the same intrinsic value that the original TriMas stock option award had immediately prior to the spin-off (subject to rounding);

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with respect to each adjusted stock option, restricted share, and restricted stock unit award covering Horizon common stock, the number of underlying shares of common stock subject to such award will be equitably adjusted so that the award will retain immediately after the spin-off in the aggregate, the same intrinsic value that the award had immediately prior to the spin-off (subject to rounding);

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with respect to any continuous employment requirement associated with any equity incentive awards, such requirement will be satisfied after the spin-off by a Horizon employee based on his or her continuous employment with Horizon;

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to the extent any original TriMas equity incentive award is subject to accelerated vesting or exercisability in the event of a “change of control,” the corresponding post-spin-off Horizon equity incentive awards will generally accelerate in the same manner in the event of a change of control of Horizon; and

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Horizon employees who hold TriMas restricted shares prior to the spin-off will receive no Horizon common stock with respect to such restricted shares (other than the Horizon restricted shares described above) in connection with the distribution of Horizon common stock to TriMas stockholders generally.

With respect to performance stock units held by TriMas employees and Horizon employees that are outstanding on the distribution date and for which the underlying security is TriMas common stock, we currently anticipate that such performance stock units will be equitably adjusted (and, in some instances, converted into time-based restricted stock units) in accordance with the terms of TriMas’ equity plans so that, generally, the awards will retain immediately after the spin-off, in the aggregate, the same intrinsic value that the awards had immediately prior to the spin-off. Specific treatment may depend on the year in which the performance stock units were originally granted, whether the holder of such awards was originally considered a TriMas “covered employee” for purposes of Section 162(m) of the Code and whether the holder of such awards will continue employment with TriMas or Horizon.

To the extent that an affected employee is employed in a non-U.S. jurisdiction, and the adjustments or grants contemplated above could result in adverse tax consequences or other adverse regulatory consequences, TriMas may determine that a different equitable adjustment or grant will apply in order to avoid any such adverse consequences.

We expect that the Horizon Compensation Committee will maintain a program to deliver long-term incentive awards to our executives and other employees that is appropriate for our business needs. However, the types of awards provided, the allocation of grant date values among the mix of awards and the performance measures to be used may differ from TriMas’ past practice.

Equity and Incentive Compensation Plan

We anticipate that we will adopt the Horizon Global Corporation 2015 Equity and Incentive Compensation Plan, or the Equity Plan. The Equity Plan will generally be administered by the Horizon Compensation Committee and will enable the Horizon Compensation Committee to provide equity and incentive compensation to our officers, other key employees and our non-employee directors. Pursuant to the Equity Plan, we may grant stock options (including “incentive stock options” as defined in Section 422 of the Code), restricted shares, restricted stock units, performance shares, performance units, cash incentive awards, and certain other awards based on or related to our common stock, subject to certain share and dollar limitations as described in the Equity Plan. The Equity Plan will permit us to grant both awards that are intended to qualify as “qualified performance-based compensation” under Section 162(m) of the Code and awards that are not intended to so qualify.

The Equity Plan will permit the evidence of award with respect to any grant under the Equity Plan to provide for accelerated vesting or exercise, including in the event of the grantee’s retirement, death or disability, or in the event of a “change in control” (as defined in the Equity Plan) only where either (1) within a specified period the participant is involuntarily terminated for reasons other than for cause or terminates his or her employment for good reason or (2) such award is not assumed or converted into a replacement award in a manner described in the applicable evidence of award. Further, it will require the Horizon Compensation Committee to make adjustments to outstanding awards in the event of certain corporate transactions or changes in the capital structure of Horizon.

The Equity Plan will authorize the grant of “adjusted awards” to current holders of TriMas equity awards under TriMas’ equity compensation plans. In connection with the distribution of Horizon common stock to TriMas stockholders, our Compensation Committee intends to authorize adjusted awards of Horizon stock options, restricted shares, and restricted stock units under the Equity Plan to Horizon employees who hold corresponding awards covering TriMas equity (except that, in some instances, performance stock unit awards will be converted into restricted stock unit awards), as described above.

Subject to adjustment as described in the Equity Plan, total awards under the Equity Plan will be limited to 2,000,000 shares of Horizon common stock. Of those shares, 500,000 may be used to grant replacement awards, as described above. These shares may be shares of original issuance or treasury shares or a combination of the foregoing.

The Equity Plan also provides that, subject to adjustment as described in the Equity Plan:

•	the aggregate number of shares of common stock actually issued or transferred upon the exercise of incentive stock options will not exceed 2,000,000 shares of common stock;

•	no participant will be granted stock options and/or stock appreciation rights, in the aggregate, for more than 250,000 shares of common stock during any calendar year;

•

no participant will be granted awards of restricted shares, restricted stock units, performance shares and/or other stock-based awards that are intended to qualify as “qualified performance-based compensation” under Section 162(m) of the Code, in the aggregate, for more than 500,000 shares of common stock during any calendar year;

•

no participant in any calendar year will receive an award of performance units and/or other awards payable in cash that are intended to qualify as “qualified performance-based compensation” under Section 162(m) of the Code, other than cash incentive awards, having an aggregate maximum value in excess of $2,500,000;

•

no participant in any calendar year will receive a cash incentive award that is intended to qualify as “qualified performance-based compensation” under Section 162(m) of the Code having an aggregate maximum value in excess of $5,000,000; and

•	no non-employee director of Horizon will be granted in any calendar year awards in excess of (i) 50,000 shares of common stock.

Common stock issued or transferred pursuant to awards granted under the Equity Plan in substitution for or in conversion of, or in connection with the assumption of, awards held by awardees of an entity engaging in a corporate acquisition or merger with us or any of our subsidiaries will not count against the share limits under the Equity Plan. Additionally, shares available under certain plans that we or our subsidiaries may assume in connection with corporate transactions from another entity may be available for certain awards under the Equity Plan, under circumstances further described in the Equity Plan, but will not count against the share limits under the Equity Plan.

The Horizon Compensation Committee generally will be able to amend the Equity Plan, subject to stockholder approval in certain circumstances as described in the Equity Plan.

Non-equity Based Incentive Plans

We expect that we will adopt a short-term incentive program that will permit us to provide annual cash incentive awards to certain executive officers and key employees based on performance against annually established goals. Under the short-term incentive program, we expect that participants will have an annual target opportunity established by the Compensation Committee of our board of directors expressed as a percentage of salary.

Material U.S. Federal Income Tax Consequences of the Spin-Off

The following discusses the material U.S. federal income tax consequences of the spin-off. The spin-off will be effected by a distribution of Horizon stock to the TriMas stockholders. The discussion that follows is based on the Code, Treasury regulations promulgated under the Code, and judicial and administrative interpretations thereof, all as in effect as of the date of this document, all of which are subject to change at any time, possibly with retroactive effect. The discussion assumes that the spin-off and certain related transactions will be consummated in accordance with the separation and distribution agreement and as further described in this document. This is not a complete description of all of the tax consequences of the spin-off and related transactions and, in particular, may not address U.S. federal income tax considerations applicable to TriMas stockholders subject to special treatment under the U.S. federal income tax law, such as financial institutions, dealers in securities, traders in securities who elect to apply a mark-to-market method of accounting, insurance companies, tax- exempt entities, partnerships and other pass-through entities, holders who acquired their TriMas common stock as compensation, and holders who hold TriMas common stock as part of a “hedge,” “straddle,” “conversion” or “constructive sale” transaction. This discussion does not address the tax consequences to any person who actually or constructively owns more than 5% of TriMas common stock.

This discussion is limited to stockholders of TriMas that are “U.S. holders.” For purposes of this document, a “U.S. holder” means a shareholder of TriMas other than an entity or arrangement treated as a partnership for U.S. federal income tax purposes, that for U.S. federal income tax purposes is:

•	an individual who is a citizen or resident of the United States;

•	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States or of any political subdivision thereof;

•	an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

•

a trust if it (i) is subject to the primary supervision of a court within the United States and one or more U.S. persons have the authority to control all substantial decisions of the trust or (ii) was in existence on August 20, 1996, and has properly elected under applicable U.S. Treasury regulations to be treated as a U.S. person.

If an entity or arrangement treated as a partnership for U.S. federal income tax purposes holds TriMas common stock, the tax treatment of a partner in such entity or arrangement generally will depend on the status of the partner and the activities of the partnership. If you are a partner in a partnership holding TriMas common stock, please consult your tax advisor.

In addition, this discussion does not address the U.S. federal income tax consequences to TriMas stockholders who do not hold common stock of TriMas as a capital asset for U.S. federal income tax purposes. No information is provided in this document with respect to the tax consequences of the distribution and related transactions under any applicable foreign, state or local laws.

TriMas stockholders are urged to consult with their own tax advisors regarding the tax consequences of the distribution, and related transactions to them, including the effects of U.S. federal, state, local, foreign and other tax laws.

The Distribution

The consummation of the distribution is conditioned upon the receipt of an opinion, or the Tax Opinion, from PricewaterhouseCoopers LLP, or PwC, tax advisor to TriMas, that, subject to the accuracy of and compliance with certain representations, assumptions and covenants, the distribution should qualify as tax-free to Horizon, TriMas and TriMas stockholders (except for cash received in lieu of fractional shares) for U.S. federal income tax purposes under Sections 355 and 368(a)(1)(D) and related provisions of the Code. The Tax Opinion provided by PwC (which is filed as Exhibit 8.1 to the registration statement of which this prospectus forms a part) does not provide a “will” level of comfort as to the tax-free nature of the spin-off. Because of the absence of guidance directly on point as to how certain factors relating to the spin-off would affect the tax-free nature of the spin-off, in particular the service of an individual as a member of both the Horizon and TriMas boards of directors following the spin-off, it is not possible to be certain that the IRS or a court considering this tax issue would agree with the Tax Opinion. As a result, the word “should” rather than “will” is used in this discussion of the material U.S. federal income tax consequences of the spin-off and the Tax Opinion.

If any of the representations, assumptions or covenants upon which the Tax Opinion is based are or become inaccurate or incomplete, the Tax Opinion may be invalid. In addition, any change in currently applicable law, which may be retroactive, could adversely affect the conclusions reached by PwC in the Tax Opinion. An opinion of PwC represents PwC’s best judgment and is not binding on the IRS or the courts, and the IRS or the courts may not agree with the conclusions reached in the opinion.

On the basis that the distribution, together with certain related restructuring transactions, qualifies as a “reorganization” for U.S. federal income tax purposes under Sections 355 and 368(a)(1)(D) of the Code, in general, for U.S. federal income tax purposes: (i) the distribution should not result in the recognition of income, gain or loss to TriMas, Horizon or other members of the TriMas consolidated tax group except for taxable income or gain possibly arising as a result of certain intercompany transactions; (ii) no gain or loss should be recognized by, and no amount should be included in the income of, U.S. holders of TriMas common stock upon the receipt of Horizon common stock in the distribution, except to the extent of cash received in lieu of fractional shares; (iii) the tax basis of any shares of Horizon common stock (including fractional shares) issued in the distribution to holders of TriMas common stock should be determined by allocating the tax basis of such holders in their shares of TriMas common stock immediately before the distribution between such TriMas common stock and the Horizon common stock in accordance with Treasury Regulations section 1.358-2(a)(2)(iv) (generally, in proportion to the relative fair market value of each immediately following the distribution); and (iv) the holding period of any shares of Horizon common stock received by a holder of TriMas common stock should include the holding period at the time of the consummation of the distribution provided that the Horizon common stock is held as a capital asset on the date of the consummation of the distribution.

In general, if the distribution were not to qualify as a tax-free transaction under Sections 368(a)(l)(D) and 355 of the Code, the distribution would be treated as a taxable dividend to TriMas stockholders who receive such distribution in an amount equal to the fair market value of the Horizon common stock received, to the extent of such TriMas stockholder’s ratable share of TriMas earnings and profits. In addition, if the distribution does not qualify as a tax-free transaction under Sections 368(a)(1)(D) and 355, TriMas would have taxable gain, which could result in significant tax to TriMas. Further, if the distribution is found to lack economic substance or fails to satisfy any similar rule of law, the Tax Opinion will not prevent imposition of federal or state penalties on TriMas.

Even if the distribution were otherwise to qualify as a tax-free transaction under Sections 368(a)(l)(D) and 355 of the Code, the distribution could be taxable to TriMas (but not to TriMas stockholders) pursuant to Section 355(e) of the Code if there were a 50% or greater change in ownership of either TriMas or Horizon, directly or indirectly, as part of a plan or series of related transactions that include the distribution. For this purpose, any acquisitions of TriMas or Horizon common stock within the period beginning two years before the distribution and ending two years after the distribution are presumed to be part of such a plan, although TriMas or Horizon may be able to rebut that presumption. If the IRS were to determine that acquisitions of TriMas or Horizon stock, either before or after the distribution, were part of a plan or series of related transactions that included the distribution, such determination could result in the recognition of a very substantial amount of gain by TriMas under Section 355(e) of the Code, which could result in significant tax to TriMas. In connection with the Tax Opinion, TriMas and Horizon have represented or will represent that the distribution is not part of any such plan or series of related transactions.

In certain circumstances, under the tax sharing agreement, Horizon will be required to indemnify TriMas against any taxes on the distribution that arise as a result of certain disqualifying actions by Horizon. If TriMas were to recognize gain on the distribution for reasons not related to a disqualifying action by Horizon, TriMas would not generally be entitled to be indemnified under the tax sharing agreement and the resulting tax to TriMas could have a material adverse effect on TriMas. If Horizon is required to indemnify TriMas in the event the distribution is taxable, this indemnification obligation would be substantial and could have a material adverse effect on Horizon, including with respect to its financial condition and results of operations. See “Relationship with TriMas After the Spin-off - Material Agreements Between TriMas and Us-Tax Sharing Agreement” for a summary of the tax sharing agreement.

Information Reporting and Backup Withholding

U.S. Treasury regulations generally require holders who own at least five percent of the total outstanding common stock of TriMas and who receive Horizon common stock pursuant to the distribution, to attach to his, her or its U.S. federal income tax return for the year in which the distribution occurs a detailed statement setting forth certain information relating to the tax-free nature of the distribution. TriMas will provide the appropriate information to each holder upon request, and each such holder is required to retain permanent records of this information.

In addition, payments of cash to a holder of TriMas common stock in lieu of fractional shares of Horizon common stock may be subject to information reporting, unless the holder provides proof of an applicable exemption. Such payments that are subject to information reporting may also be subject to backup withholding (currently at a rate of 28%), unless such holder provides a correct taxpayer identification number and otherwise complies with the requirements of the backup withholding rules. Backup withholding does not constitute an additional tax, but is merely an advance payment, which may be refunded or credited against a holder’s U.S. federal income tax liability, provided the required information is timely supplied to the IRS.

THE FOREGOING IS A SUMMARY OF THE MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE DISTRIBUTION UNDER CURRENT LAW. THE FOREGOING DOES NOT PURPORT TO ADDRESS ALL U.S. FEDERAL INCOME TAX CONSEQUENCES OR TAX CONSEQUENCES THAT MAY ARISE UNDER THE TAX LAWS OR THAT MAY APPLY TO PARTICULAR CATEGORIES OF STOCKHOLDERS. EACH TRIMAS STOCKHOLDER SHOULD CONSULT HIS, HER OR ITS OWN TAX ADVISOR AS TO THE PARTICULAR TAX CONSEQUENCES OF THE DISTRIBUTION TO SUCH STOCKHOLDER, INCLUDING THE APPLICATION OF U.S. FEDERAL, STATE, LOCAL AND FOREIGN TAX LAWS, AND THE EFFECT OF POSSIBLE CHANGES IN TAX LAWS THAT MAY AFFECT THE TAX CONSEQUENCES DESCRIBED ABOVE.

Market for Our Common Stock

There is currently no public market for our common stock. We have applied to list our common stock on the NYSE under the symbol “HZN.” We anticipate that trading of our common stock will commence on a “when-issued basis” approximately two trading days before the record date. When-issued trading refers to a sale or purchase made conditionally because the security has been authorized but not yet issued. Generally, shares of common stock may trade on the NYSE on a when-issued basis after they have been authorized but not yet formally issued, which is often initiated by the NYSE prior to the record date relating to the issuance of such common stock. When-issued transactions are settled after our common stock has been issued to TriMas stockholders. On the first trading day following the distribution date, when-issued trading with respect to our common stock will end and “regular way” trading will begin. Regular way trading refers to trading after a security has been issued. We cannot predict what the trading price for our common stock will be before or after the distribution date. See “Risk Factors - Risks Relating to Ownership of Our Common Stock.” In addition, we cannot predict any change that may occur in the trading price of TriMas’ common stock, which will continue to trade on the NASDAQ under the symbol “TRS,” following the spin-off.

Trading of TriMas Common Stock After the Record Date and Prior to the Distribution

Beginning on or shortly before the record date and through the distribution date, we anticipate there will be two concurrent markets in which to trade TriMas common stock: a regular way market and an ex-distribution market. TriMas common stock that trades in the regular way market will trade with an entitlement to our common stock distributed in connection with the spin-off. Shares that trade in the ex-distribution market will trade without an entitlement to our common stock distributed in connection with the spin-off. Therefore, if you owned TriMas common stock at 5:00 p.m., New York City time, on the record date and sell those shares in the regular way market on or before the distribution date, you will be selling your right to receive our common stock that would have been distributed to you in connection with the spin-off. If you sell those shares of TriMas common stock in the ex-distribution market prior to or on the distribution date, you will still receive our common stock that was to be distributed to you in connection with the spin-off as a result of your ownership of the TriMas common stock. You are encouraged to consult with your financial advisor regarding the financial implications of selling your TriMas common stock before or on the distribution date.

Spin-off Conditions and Termination

We expect that the spin-off will be completed on June 30, 2015, provided that, among other things:

•	the Reorganization shall have been completed;

•	the TriMas board of directors shall have not withdrawn the authorization and approval of the separation and the distribution;

•

the TriMas board of directors, in its sole and absolute discretion, shall have authorized and approved the separation and the distribution, and shall have declared the distribution of 100% of our outstanding common stock to TriMas stockholders;

•

we and TriMas will have executed and delivered the separation and distribution agreement, employee matters agreement, transition services agreement, tax sharing agreement and all other ancillary agreements related to the spin-off;

•

the SEC shall have declared effective, under the Securities Act, the registration statement of which this prospectus forms a part, with no stop order in effect or pending before or threatened by the SEC with respect to the registration statement;

•

no order, injunction or decree that would prevent the consummation of the distribution will be threatened, pending or issued by any governmental authority of competent jurisdiction, no other legal restraint or prohibition preventing the consummation of the distribution shall be in effect, and no other event outside the control of TriMas shall have occurred or failed to occur that prevents the consummation of the distribution;

•	our common stock shall have been approved for listing on the NYSE, subject to official notice of issuance;

•

TriMas shall have received the Tax Opinion from its tax advisor regarding the tax-free status of the spin-off and certain internal restructuring transactions as of the distribution date (see “—Material U.S. Federal Income Tax Consequences of the Spin-off” for more information regarding the opinion of the tax advisor); and

•

no other events or developments will have occurred that, in the judgment of the board of directors of TriMas would result in the spin-off having a material adverse effect on TriMas or its stockholders.

The TriMas board of directors may waive one or more of these conditions in its sole and absolute discretion, and the determination by TriMas regarding the satisfaction or waiver of these conditions will be conclusive. The fulfillment of these conditions will not create any obligation on TriMas’ part to effect the distribution, and TriMas has reserved the right to amend, modify or abandon any and all terms of the distribution and the related transactions at any time prior to the distribution date. TriMas does not intend to notify its stockholders of any modifications to the terms or the conditions to the separation that, in the judgment of its board of directors, are not material. To the extent that the TriMas board of directors determines that any such modifications materially change the terms and conditions of the distribution, TriMas will notify its stockholders in a manner reasonably calculated to inform them of such modifications with a press release, Current Report on Form 8-K or other similar means.

Reason for this Prospectus

This prospectus is being made available to TriMas stockholders solely to provide information to TriMas stockholders who will receive Horizon common stock in the spin-off. It is not to be construed as an inducement or encouragement to buy or sell any of our securities. We believe that the information contained in this prospectus is accurate as of the date set forth on the cover. Changes may occur after that date and neither we nor TriMas undertake any obligation to update the information, except to the extent so required by applicable securities laws.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and capitalization as of March 31, 2015 (i) on a historical basis and (ii) on an as adjusted basis to give effect to the pro forma adjustments included in our unaudited pro forma financial data included elsewhere in this prospectus. The information below is not necessarily indicative of what our cash and cash equivalents and capitalization would have been had the spin-off been completed as of March 31, 2015. In addition, this information is not indicative of our future cash and cash equivalents and capitalization.

This table should be read in conjunction with the sections entitled “Selected Historical Combined Financial Data,” “Unaudited Pro Forma Combined Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our combined financial statements and corresponding notes included elsewhere in this prospectus.

	As of March 31, 2015
	Actual	As Adjusted
	(in thousands)
Cash and cash equivalents	$5,150	$5,150

Debt (1):
Current maturities, long-term debt	$200	$10,200
Long-term debt
Term loan	—	190,000
Revolving credit facility	—	—
Capital leases and other long-term debt	240	240

Total debt	440	200,440

Equity:
Common stock	$—	$180
Paid-in capital	—	7,670
Parent company investment	211,850	—
Accumulated other comprehensive income	2,250	2,250

Total parent company equity	214,100	10,100

Total capitalization	$214,540	$210,540

(1)

For a description of our long-term debt and the expected terms and conditions of our term loan and revolving credit facility, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations - Liquidity and Capital Resources” and Notes to the Unaudited Pro Forma Combined Financial Data included in this prospectus.

DIVIDEND POLICY

For the foreseeable future, we intend to retain any earnings to finance the development of our business. We do not anticipate paying any cash dividends on our common stock. Any future determination to pay dividends, will be at the discretion of our board of directors and will depend upon then-existing conditions, including our operating results and our financial condition, capital requirements, contractual restrictions, business prospects and other factors that our board of directors may deem relevant.

SELECTED HISTORICAL COMBINED FINANCIAL DATA

The following table sets forth our selected historical combined financial data as of and for each of the periods indicated. We derived the selected historical combined financial data for the years ended December 31, 2014 and 2013 and as of December 31, 2014 and 2013, from our audited combined financial statements that are included elsewhere in this prospectus. We derived the selected historical combined financial data for the three months ended March 31, 2015 and 2014 and as of March 31, 2015 from our unaudited combined financial statements that are included elsewhere in this prospectus. In our management’s opinion, the unaudited combined financial statements as of March 31, 2015 and for the three months ended March 31, 2015 and 2014 have been prepared on the same basis as the audited combined financial statements and include all adjustments, consisting only of normal recurring adjustments and allocations, necessary for a fair presentation of the information for the periods provided.

The selected historical combined financial data includes certain expenses of TriMas that were allocated to us for certain corporate functions including information technology, research and development, finance, legal, insurance, compliance and human resources activities. These costs may not be representative of the future costs we will incur as an independent, publicly traded company. In addition, our historical financial information does not reflect changes that we expect to experience in the future as a result of our spin-off from TriMas, including changes in our cost structure, personnel needs, tax structure, capital structure, financing and business operations, as reflected under “Unaudited Pro Forma Combined Financial Data” included elsewhere in this prospectus. Consequently, the financial information included here may not necessarily reflect our financial position, results of operations and cash flows in the future or what our financial position, results of operations and cash flows would have been had we been an independent, publicly traded company during the periods presented.

For a better understanding, this section should be read in conjunction with the sections entitled “Unaudited Pro Forma Combined Financial Data” and corresponding notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” as well as our combined financial statements and corresponding notes included elsewhere in this prospectus.

	Three months ended March 31,		Year ended December 31,
	2015	2014	2014	2013
	(dollars in thousands)
Statement of Income Data:
Net sales	$142,360	$148,090	$611,780	$588,270
Gross profit	35,300	35,660	148,090	125,010
Operating profit	3,710	4,240	24,460	5,670
Net income	1,480	2,380	15,350	9,780
Statement of Cash Flows Data:
Cash flows provided by (used for)
Operating activities	$(26,870)	$(41,920)	$28,010	$13,950
Investing activities	(2,200)	(3,580)	(11,110)	(31,880)
Financing activities	28,500	44,060	(19,060)	22,030

	As of March 31,	As of December 31,
	2015	2014	2013
	(dollars in thousands)
Balance Sheet Data:
Total assets	$360,360	$343,830	$364,320
Total debt	440	760	1,970
Goodwill and other intangibles, net	68,350	73,090	83,360

UNAUDITED PRO FORMA COMBINED FINANCIAL DATA

The following unaudited pro forma combined financial data consists of unaudited pro forma combined statements of operations for the year ended December 31, 2014 and the three months ended March 31, 2015 and an unaudited pro forma combined balance sheet as of March 31, 2015. The unaudited pro forma combined financial data reported below should be read in conjunction with Horizon’s “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” the historical combined annual and interim financial statements and the corresponding notes included elsewhere in this prospectus.

The following unaudited pro forma combined balance sheet and statements of operations have been derived from Horizon’s historical combined annual and interim financial statements included elsewhere in this prospectus. The statements are for informational purposes only and do not purport to represent what Horizon’s financial position and results of operations actually would have been had the separation and distribution occurred on the dates indicated, or to project Horizon’s financial performance for any future period.

TriMas did not account for Horizon as, and Horizon was not operated as, a separate, independent company for the periods presented. Due to regulations governing the preparation of pro forma financial statements, the pro forma financial statements do not reflect certain estimated incremental expenses associated with being an independent, public company because they are projected amounts based on judgmental estimates and are not factually supportable. The estimated incremental expenses associated with being an independent, public company include costs for information technology and costs associated with corporate administrative services such as tax, treasury, audit, risk management, legal, investor relations and human resources. Our preliminary estimate of the recurring costs expected to be incurred annually is not materially different from the amount presented in the pro forma combined statements of operations.

In addition, TriMas has incurred approximately $0.7 million ($0.4 million after income taxes) and $2.1 million ($1.3 million after income taxes) of transaction costs for the year ended December 31, 2014 and the three months ended March 31, 2015, respectively, in connection with the planned separation and distribution. These transaction costs were not included in the Horizon statement of operations. At present, we do not expect to incur significant costs directly related to our separation from TriMas during the 12 months following the date of spin.

The unaudited pro forma combined balance sheet adjustments assume that Horizon’s separation from TriMas occurred as of March 31, 2015. The pro forma adjustments to the unaudited pro forma combined statements of operations for the year ended December 31, 2014 and the three months ended March 31, 2015 assume that the separation occurred as of January 1, 2014.

The unaudited pro forma combined statements of operations for the year ended December 31, 2014 and the three months ended March 31, 2015 and the unaudited pro forma condensed combined balance sheet as of March 31, 2015 have been adjusted to give effect to the following items:

•	expected fees and expenses associated with entering into a $200.0 million term loan B facility and an $85.0 million asset-based revolving credit facility;

•	interest to be incurred on the expected $200.0 million term loan B facility at an interest rate of LIBOR (subject to a 1% floor) plus 6.0%;

•	a cash distribution of approximately $200.0 million to TriMas;

•	the distribution of shares of our common stock by TriMas to its stockholders; and

•	the impact of the transition services agreement between Horizon and TriMas and the provisions contained therein.

HORIZON GLOBAL

UNAUDITED PRO FORMA COMBINED STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2014

(Dollars in thousands, except per share amounts)

	Actual	Pro Forma Adjustments	Notes	Pro Forma
Net sales	$611,780	$—		$611,780
Cost of sales	(463,690)	—		(463,690)

Gross profit	148,090	—		148,090
Selling, general and administrative expenses	(122,890)	(1,400)	(A)	(124,290)
Net gain (loss) on dispositions of property and equipment	(740)	—		(740)

Operating profit	24,460	(1,400)		23,060

Other expense, net:
Interest expense	(720)	(14,210)	(B)	(14,930)
Other expense, net	(3,150)	—		(3,150)

Other expense, net	(3,870)	(14,210)		(18,080)

Income (loss) before income taxes	20,590	(15,610)		4,980
Income tax (expense) benefit	(5,240)	5,860	(C)	620

Net income	$15,350	$(9,750)		$5,600

Net income per share
Basic			(D)	$0.31
Diluted			(E)	$0.31
Weighted average shares outstanding
Basic			(D)	17,952,770
Diluted			(E)	17,971,652

See accompanying notes to unaudited pro forma combined financial data.

HORIZON GLOBAL

UNAUDITED PRO FORMA COMBINED STATEMENT OF OPERATIONS

FOR THE THREE MONTHS ENDED MARCH 31, 2015

(Dollars in thousands, except per share amounts)

	Actual	Pro Forma Adjustments	Notes	Pro Forma
Net sales	$142,360	$—		$142,360
Cost of sales	(107,060)	—		(107,060)

Gross profit	35,300	—		35,300
Selling, general and administrative expenses	(31,590)	(360)	(A)	(31,950)

Operating profit	3,710	(360)		3,350

Other expense, net:
Interest expense	(120)	(3,440)	(B)	(3,560)
Other expense, net	(1,250)	—		(1,250)

Other expense, net	(1,370)	(3,440)		(4,810)

Income (loss) before income taxes	2,340	(3,800)		(1,460)
Income tax (expense) benefit	(860)	1,440	(C)	580

Net income (loss)	$1,480	$(2,360)		$(880)

Net income (loss) per share
Basic			(D)	$(0.05)
Diluted			(E)	$(0.05)
Weighted average shares outstanding
Basic			(D)	17,999,184
Diluted			(E)	18,012,433

See accompanying notes to unaudited pro forma combined financial data.

HORIZON GLOBAL CORPORATION

UNAUDITED PRO FORMA COMBINED BALANCE SHEET

AS OF MARCH 31, 2015

(Dollars in thousands)

	Actual	Pro Forma Adjustments	Notes	Pro Forma
Assets
Current assets:
Cash and cash equivalents	$5,150	$—	(F)	$5,150
Receivables, net	82,930	—		82,930
Inventories	129,510	—		129,510
Deferred income taxes	4,810	—		4,810
Prepaid expenses and other current assets	7,020	470	(G)	7,490

Total current assets	229,420	470		229,890
Property and equipment, net	52,460	—		52,460
Goodwill	5,470	—		5,470
Other intangibles, net	62,880	—		62,880
Other assets	10,130	2,530	(G)	12,660

Total assets	$360,360	$3,000		$363,360

Liabilities and Shareholders’ Equity
Current liabilities:
Current maturities, long-term debt	200	10,000	(H)	10,200
Accounts payable	79,570	7,000	(I)	86,570
Accrued liabilities	35,940	—		35,940

Total current liabilities	115,710	17,000		132,710
Long-term debt	240	190,000	(H)	190,240
Deferred income taxes	7,980	—		7,980
Other long-term liabilities	22,330	—		22,330

Total liabilities	146,260	207,000		353,260

Preferred stock, $0.01 par: Authorized 100,000,000 shares - see Note (J)	—	—	(J)	—
Common stock, $0.01 par: Authorized 400,000,000 shares - see Note (J)	—	180	(J)	180
Paid-in capital	—	7,670	(J)	7,670
Parent company investment	211,850	(211,850)	(J)	—
Accumulated other comprehensive income	2,250	—		2,250

Total shareholders’ equity	214,100	(204,000)		10,100

Total liabilities and shareholders’ equity	$360,360	$3,000		$363,360

See accompanying notes to unaudited pro forma combined financial data.

HORIZON GLOBAL CORPORATION

NOTES TO UNAUDITED PRO FORMA COMBINED FINANCIAL DATA

(A)

Reflects the additional costs, as compared to the corporate expense allocations for each of the periods presented, expected to be incurred by Horizon for the services to be provided by TriMas as part of the transition services agreement. For more information regarding the transition services agreement, see “Relationship with TriMas After the Spin-off - Material Agreements Between TriMas and Us - Transition Services Agreement.”

(B)

Reflects interest expense of $13.7 million and $3.3 million for the year ended December 31, 2014 and for the three months ended March 31, 2015, respectively, related to approximately $200.0 million in term loan B facility that Horizon expects to enter into. Based on Horizon’s expected debt rating, the weighted-average interest rate on the term loan B facility is expected to be approximately 7.0%. Interest expense may be higher or lower if Horizon’s actual interest rate or credit ratings change. A 0.125% change to the annual interest rate would change net income by approximately $0.2 million on an annual basis.

Additionally, Horizon expects to incur approximately $0.5 million for the year ended December 31, 2014, and $0.1 million for the three months ended March 31, 2015, of amortization of deferred financing costs associated with the issuance of the term loan B debt and the revolving credit facility. These costs were amortized over the six-year life of the term loan B facility and over the five-year life of the revolving credit facility.

(C)

Reflects the tax benefit related to the pro forma adjustments at the applicable combined statutory U.S. federal and state income tax rates of 37.5% for both the year ended December 31, 2014 and the three months ended March 31, 2015. The pro forma adjustments all result from costs that would have been incurred in our corporate headquarters. The statutory tax rate applied is based on the 35% federal corporate tax rate plus an approximate 2.5% State of Michigan rate (net of the federal deduction), for a total of approximately 37.5%. The 37.5% pro forma tax rate applied to the pro forma adjusted loss is greater than the effective tax rate based upon actual results for each pro forma period presented, given the mix of actual income between U.S and non-U.S. jurisdictions and the lower tax rates in such non-U.S. jurisdictions. The effective tax rate of Horizon could be higher or lower depending on the actual results of operations, including the mix of taxable income between U.S. and non U.S. jurisdictions, subsequent to the spin-off.

(D)	The number of shares of Horizon common stock used to compute basic earnings per share is based on the following:

December 31, 2014
TriMas basic weighted average shares outstanding per 2014 10K	44,881,925
Adjusted for distribution ratio 2:5	2/5

Horizon pro forma basic weighted average shares outstanding	17,952,770

March 31, 2015
TriMas basic weighted average shares outstanding per March 31, 2015 10Q	44,997,961
Adjusted for distribution ratio 2:5	2/5

Horizon pro forma basic weighted average shares outstanding	17,999,184

(E)

The number of shares used to compute diluted earnings per share is based on the number of basic shares of Horizon common stock as described in Note (D) above, plus incremental shares assuming exercise of dilutive outstanding options and restricted stock awards, as detailed below.

December 31, 2014
Horizon pro forma basic weighted average shares outstanding	17,952,770

TriMas dilutive shares calculated by treasury method for employees that are direct and dedicated to Horizon	47,206
Adjusted for distribution ratio 2:5	2/5

Pro forma equity awards to be included in diluted earnings per share	18,882

Horizon pro forma diluted weighted average shares outstanding	17,971,652

March 31, 2015
Horizon pro forma basic weighted average shares outstanding	17,999,184

TriMas dilutive shares calculated by treasury method for employees that are direct and dedicated to Horizon	33,122
Adjusted for distribution ratio 2:5	2/5

Pro forma equity awards to be included in diluted earnings per share	13,249

Horizon pro forma diluted weighted average shares outstanding	18,012,433

This calculation may not be indicative of the dilutive effect that will actually result from Horizon stock-based awards issued in connection with the adjustment of outstanding TriMas stock-based awards or the grant of new stock-based awards. The number of dilutive shares of common stock underlying Horizon stock-based awards issued in connection with the adjustment of outstanding TriMas stock-based awards will not be determined until the distribution date or shortly thereafter.

(F)	Reflects anticipated cash proceeds received from the approximate $200.0 million indebtedness as described in Note (B), less an expected $200.0 million cash distribution to TriMas.

(G)	Reflects expected capitalized deferred financing costs associated with the indebtedness described in Note (B).

(H)	Reflects anticipated indebtedness of approximately $200.0 million as described in Note (B).

(I)	Reflects approximately $7.0 million of financing fees and expenses expected to be payable associated the indebtedness described in Note (B).

(J)

On the distribution date, TriMas’ net investment in Horizon will be redesignated as Horizon shareholders’ equity and will be allocated between common stock and paid-in capital based on the number of shares of Horizon common stock outstanding at the distribution date. Horizon does not anticipate issuing any preferred stock immediately subsequent to the spin-off. The calculation of Horizon pro forma common stock as of March 31, 2015 is as follows:

March 31, 2015
(dollars in thousands)
TriMas issued and outstanding shares as of March 31, 2015	45,290,149
Adjusted for distribution ratio 2:5	2/5

Horizon pro forma issued and outstanding	18,116,060
Common stock, $0.01 par	$0.01

Horizon pro forma common stock (rounded)	$180

The paid-in capital pro forma adjustment of approximately $7.7 million reflects the following adjustments:

March 31, 2015
(dollars in thousands)
Reclassification of net parent investment to paid-in capital	$211,850
Cash distribution to TriMas as described in Note (F)	(200,000)
Debt financing fees and expenses to be paid as described in Note (I)	(7,000)
Capitalized deferred financing costs as described in Note (G)	3,000
Reclassification of par value of Horizon common stock	(180)

Total paid-in capital pro forma adjustment	$7,670

Other pro forma considerations not included in notes above

Other items we believe are pertinent to evaluate the quality of our earnings include the following:

•

In connection with the spin-off, we expect to incur changes with respect to our executive compensation and as a result of fees related to our Board of Directors. See “Executive Compensation - Our Anticipated Compensation Programs” and “Executive Compensation - Director Compensation” included elsewhere in this prospectus. We did not include a pro forma adjustment related to the increase in executive compensation and board of director fees, as the executive compensation and board of director fees included in the actual corporate expenses allocated from TriMas are not expected to differ materially from the estimated post-spin costs.

•

Based on current forecasted cash flows, we expect to have weighted-average borrowings of between $20 million and $40 million outstanding on our revolving credit facility. We anticipate annual interest expense of approximately $0.4 million to $0.8 million related to these borrowings, based a weighted average interest rate of approximately 1.9%. As these amounts are forecasted only we have not included this in the unaudited pro forma combined financial data.

•

Subsequent to March 31, 2015, we have taken actions including finalizing early retirement programs and other cost savings initiatives, which are expected to have an annual savings of approximately $4.6 million.

MANAGEMENT’S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion together with the other sections of this prospectus, including our combined financial statements and the related notes, “Business” and “Unaudited Pro Forma Combined Financial Data” and the related notes. This discussion contains forward-looking statements subject to numerous risks and uncertainties, including, but not limited to, the risks and uncertainties described in “Risk Factors” and “Cautionary Statement Concerning Forward-Looking Statements.” Our actual results may differ materially from those contained in or implied by any forward-looking statements.

Separation from TriMas

On December 8, 2014, TriMas announced that its board of directors unanimously approved a plan to pursue the spin-off of its Cequent businesses into a new stand-alone, publicly traded company. We and TriMas will be parties to a number of agreements that will govern the spin-off and our future relationship. For a more detailed description of these agreements, please see “Relationship with TriMas After the Spin-off - Material Agreements Between TriMas and Us.” You will not be required to make any payment for our shares of common stock you receive, nor will you be required to surrender or exchange your TriMas common stock or take any other action in order to receive our shares of common stock to which you are entitled. The spin-off will not affect the number of outstanding shares of TriMas common stock or any rights of TriMas stockholders, although it is expected to affect the market value of the outstanding TriMas common stock.

The spin-off is subject to the satisfaction or waiver by TriMas of certain conditions, including, among others, approval of the TriMas board of directors, declaration of the effectiveness of the registration statement of which this prospectus forms a part and receipt of an opinion from its tax advisor regarding the tax-free nature of the spin-off. See “The Spin-off - Spin-off Conditions and Termination.” Even if all such conditions are met, TriMas has the right not to complete the spin-off if, at any time prior to the distribution, the board of directors of TriMas determines, in its sole discretion, that the spin-off is not in the best interests of TriMas or its stockholders, that a sale or other alternative is in the best interests of TriMas or its stockholders, or that market conditions or other circumstances are such that it is not advisable to separate the Cequent businesses from TriMas at that time. In the event the TriMas board of directors waives a material condition or amends, modifies or abandons the spin-off, TriMas will notify its stockholders in a manner reasonably calculated to inform them of such modifications with a press release, Current Report on Form 8-K or other similar means.

The accompanying combined financial statements have been prepared on a stand-alone basis and are derived from the TriMas consolidated financial statements and accounting records for the periods presented as we were historically managed within TriMas.

The combined financial statements include expense allocations for certain functions provided by TriMas, including, but not limited to, general corporate expenses related to accounting, treasury, tax, legal, risk management, communications, human resources, procurement, information technology and other services. These expenses were allocated to us on the basis of direct usage when identifiable, with the remainder allocated on the basis of revenue or headcount. Both we and TriMas believe these allocations were made on a consistent basis and are reasonable. However, the allocations may not reflect the expenses we would have incurred as an independent, publicly traded company for the periods presented. Following the spin-off, we will perform these functions using internal resources and purchased services, some of which may be provided by TriMas during a transitional period pursuant to a transition services agreement.

Overview

We believe we are a leading designer, manufacturer and distributor of a wide variety of high quality, custom-engineered towing, trailer and cargo management products and other accessories. These products are designed to support all OEMs, original equipment suppliers retail and aftermarket customers within the agricultural, automotive, construction, horse/livestock, industrial, marine, military, recreational, trailer and utility markets. We believe that our brand names and product lines are among the most recognized and extensive in the industry.

Our business is comprised of two reportable segments: Cequent Americas and Cequent APEA. Cequent Americas focuses on the North and South American markets, while Cequent APEA focuses its sales and manufacturing efforts in the Asia Pacific, Europe and Africa regions of the world.

Segment Information and Supplemental Analysis

The following tables summarize financial information for our reportable segments for the years ended December 31, 2014 and 2013 and the three months ended March 31, 2015 and 2014:

	Year ended December 31,
	2014	As a Percentage of Net Sales	2013	As a Percentage of Net Sales
	(dollars in thousands)
Net Sales
Cequent Americas	$446,670	73.0%	$436,650	74.2%
Cequent APEA	165,110	27.0%	151,620	25.8%

Total	$611,780	100.0%	$588,270	100.0%

Gross Profit
Cequent Americas	$116,710	26.1%	$94,230	21.6%
Cequent APEA	31,380	19.0%	30,780	20.3%

Total	$148,090	24.2%	$125,010	21.3%

Selling, General and Administrative
Cequent Americas	$85,190	19.1%	$86,040	19.7%
Cequent APEA	23,700	14.4%	19,140	12.6%
Corporate expenses	14,000	N/A	16,070	N/A

Total	$122,890	20.1%	$121,250	20.6%

Operating Profit (Loss)
Cequent Americas	$30,810	6.9%	$8,040	1.8%
Cequent APEA	7,650	4.6%	13,700	9.0%
Corporate	(14,000)	N/A	(16,070)	N/A

Total	$24,460	4.0%	$5,670	1.0%

Capital Expenditures
Cequent Americas	$4,530	1.0%	$5,610	1.3%
Cequent APEA	6,910	4.2%	9,650	6.4%

Total	$11,440	1.9%	$15,260	2.6%

Depreciation and Amortization
Cequent Americas	$11,410	2.6%	$13,680	3.1%
Cequent APEA	7,520	4.6%	5,770	3.8%

Total	$18,930	3.1%	$19,450	3.3%

	Three months ended March 31,
	2015	As a Percentage of Net Sales	2014	As a Percentage of Net Sales
	(dollars in thousands)
Net Sales
Cequent Americas	$106,540	74.8%	$108,620	73.3%
Cequent APEA	35,820	25.2%	39,470	26.7%

Total	$142,360	100.0%	$148,090	100.0%

Gross Profit
Cequent Americas	$28,130	26.4%	$27,670	25.5%
Cequent APEA	7,170	20.0%	7,990	20.2%

Total	$35,300	24.8%	$35,660	24.1%

Selling, General and Administrative
Cequent Americas	$22,210	20.8%	$21,910	20.2%
Cequent APEA	4,920	13.7%	5,530	14.0%
Corporate expenses	4,460	N/A	3,980	N/A

Total	$31,590	22.2%	$31,420	21.2%

Operating Profit (Loss)
Cequent Americas	$5,920	5.6%	$5,760	5.3%
Cequent APEA	2,250	6.3%	2,460	6.2%
Corporate	(4,460)	N/A	(3,980)	N/A

Total	$3,710	2.6%	$4,240	2.9%

Depreciation and Amortization
Cequent Americas	$2,740	2.6%	$2,940	2.7%
Cequent APEA	1,660	4.6%	1,840	4.7%

Total	$4,400	3.1%	$4,780	3.2%

Results of Operations

Year Ended December 31, 2014 Compared with Year Ended December 31, 2013

The principal factors impacting us during the year ended December 31, 2014, compared with the year ended December 31, 2013 were:

•	the impact of our various acquisitions during 2013 (see below for the impact by reportable segment);

•	continued economic strength in certain of the markets our businesses serve in 2014 compared to 2013, contributing to increased net sales in both of our reportable segments; and

•

manufacturing and distribution footprint consolidation and relocation projects within our Cequent Americas reportable segment, under which we incurred approximately $3.6 million of costs during 2014, as compared to $25.6 million of such costs during 2013.

Overall, net sales increased approximately $23.5 million, or approximately 4.0%, to $611.8 million in 2014, as compared to $588.3 million in 2013. During 2014, net sales increased in both of our reportable segments. Of the sales increase, approximately $28.9 million was due to our recent acquisitions. In addition, sales levels increased between years due to the impact of continued economic strength in certain of our end markets, primarily in our

Cequent Americas reportable segment, our expansion in international markets, primarily in our Cequent APEA reportable segment and our new product introductions and related growth, primarily in our Cequent Americas reportable segment. These sales increases were partially offset by approximately $7.2 million of unfavorable currency exchange, as our reported results in U.S. dollars were negatively impacted as a result of the stronger U.S. dollar relative to foreign currencies, primarily in our Cequent APEA reportable segment.

Gross profit margin (gross profit as a percentage of sales) approximated 24.2% and 21.3% in 2014 and 2013, respectively. The gross profit margin in our Cequent Americas reportable segment increased as compared to 2013, due to approximately $19.9 million of charges associated with our manufacturing facility footprint consolidation and relocation projects recorded during 2013 that did not repeat in 2014. Gross profit also increased due to continued productivity and cost reductions primarily in our Cequent Americas reportable segments. The increases in gross profit margin were partially offset by a less favorable product sales mix, primarily in our Cequent APEA reportable segment and increased freight costs in our Cequent Americas reportable segment. In addition, we continue to experience an overall less favorable product sales mix related to our recent acquisitions, as the acquired businesses tend to have lower margins than our historical businesses, plus we incur purchase accounting charges and integration costs in the first several quarters of ownership.

Operating profit margin (operating profit as a percentage of sales) approximated 4.0% and 1.0% in 2014 and 2013, respectively. Operating profit increased $18.8 million, or 331.4%, to $24.5 million in 2014 as compared to $5.7 million in 2013, primarily as a result of a decrease in costs incurred associated with our manufacturing facility footprint consolidation and relocation projects in our Cequent Americas reportable segment, continued productivity and cost reduction efforts primarily in our Cequent Americas reportable segment and higher sales levels. The increase in operating profit margin was partially offset by a less favorable product sales mix, primarily in our Cequent APEA reportable segment as a result of the newly acquired companies comprising a larger percentage of sales and having lower margins than our legacy businesses. In addition, our operating profit margin decreased due to a $2.1 million gain recognized within our Cequent APEA reportable segment on the sale of a facility in Australia during 2013, that did not recur in 2014.

Interest expense decreased approximately $0.1 million, to $0.7 million in 2014, as compared to $0.8 million in 2013, primarily due to lower gross borrowings on our debt facilities.

Other income (expense), net decreased approximately $4.4 million to $3.2 million of other expense in 2014, from $1.2 million of other income in 2013. The decrease was primarily related to a bargain purchase gain of approximately $2.8 million on the acquisition of certain towing technology and business assets of AL-KO GmbH within our Cequent APEA reportable segment during 2013 that did not repeat, a reduction of certain indemnification assets related to uncertain tax liabilities and higher losses on transactions denominated in foreign currencies in 2014 compared to 2013.

The effective income tax rate for 2014 was 25.4%, compared to (61.1)% for 2013. During 2014, we reported domestic and foreign pre-tax income of approximately $5.2 million and $15.4 million, respectively, and recognized tax benefits of approximately $0.8 million directly attributable to certain tax credits and tax holidays. In addition, we incurred tax charges of approximately $3.0 million during 2014 directly attributable to increases in valuation allowances on certain deferred tax assets including foreign tax operating loss carryforwards, change in uncertain tax positions related to the accrual of interest and foreign withholding taxes. In 2013, we reported a domestic pre-tax loss of approximately $13.9 million and foreign pre-tax income of approximately $20.0 million. The overall effective tax rate was impacted by the income mix and recognized tax benefits of approximately $2.7 million attributable to certain tax credits and tax holidays. We also incurred tax charges of approximately $1.8 million during 2013 directly attributable to increases in valuation allowances on certain deferred tax assets including foreign tax operating loss carryforwards, change in uncertain tax positions related to the accrual of interest and foreign withholding taxes.

Net income increased approximately $5.6 million to $15.4 million in 2014, from $9.8 million in 2013. The increase was primarily the result of a $18.8 million increase in operating profit year-over-year, partially offset by a $9.0 million increase in income tax expense and a $4.4 million increase in other expenses.

See below for a discussion of operating results by reportable segment.

Cequent Americas.    Net sales increased approximately $10.0 million, or 2.3%, to $446.7 million in 2014, as compared to $436.7 million in 2013, primarily due to year-over-year increases within our aftermarket and retail channels. Net sales within our aftermarket channel increased approximately $7.9 million, primarily due to our Brazilian operations, which generated approximately $6.9 million of incremental net sales within our aftermarket channel during the year ended December 31, 2014. Net sales within our retail channel increased approximately $3.1 million, primarily due to increased demand from existing customers for towing accessories and ramp products, higher sales of our broom and brush product line, and growth in internet sales. These increases were partially offset by a decrease of approximately $1.4 million in our industrial channel due to supply constraints of manufactured and sourced product during the peak selling season.

Cequent Americas’ gross profit increased approximately $22.5 million to $116.7 million, or 26.1% of sales, in 2014, from approximately $94.2 million, or 21.6% of sales, in 2013, with the most significant driver being the closure of our Goshen, Indiana manufacturing facility and the relocation of the production therefrom to our lower cost country facilities, for which we recorded approximately $21.1 million in charges during 2013 that did not recur in 2014. Additionally, gross profit increased due to continued productivity projects, primarily from labor and overhead savings of approximately $5.6 million resulting from the move from Goshen to our lower cost country facilities, and approximately $1.0 million generated on our broom and brush product line as compared to the year ended December 31, 2013. The increases in gross profit dollars and margin were partially offset by approximately $2.0 million of costs recognized during the year ended December 31, 2014, primarily related to higher freight costs due to split shipments resulting from our footprint changes.

Selling, general and administrative expenses decreased approximately $0.8 million to $85.2 million, or 19.1% of sales, in 2014, as compared to $86.0 million, or 19.7% of sales, in 2013, primarily due to approximately $3.1 million of costs incurred during 2013 related to the relocation of production from our Goshen facility to lower cost country facilities that did not recur in 2014. The decrease was partially offset by approximately $0.8 million in incremental selling costs in 2014 incurred on single orders being shipped from multiple or less proximate distribution centers to the customer due to inventory quantity dislocation in connection with the reorganization of our distribution footprint following the closure of our Goshen facility. In addition, we experienced approximately $0.9 million of on-going higher transportation costs related to crossing the U.S. - Mexican border as a result of the move to our lower cost country facilities, which were expected to partially offset the labor savings from the facility move. Additionally, we incurred approximately $0.7 million higher sales promotion expenses within our aftermarket channel and higher sales commissions as a result of increased sales.

Cequent Americas’ operating profit increased approximately $22.8 million to $30.8 million, or 6.9% of sales, in 2014, from $8.0 million, or 1.8% of net sales, in 2013, due to higher sales levels, costs incurred during 2013 in connection with the footprint consolidation and relocation project that did not recur and productivity projects, including labor savings in our lower cost country facilities.

Cequent APEA.    Net sales increased approximately $13.5 million, or 8.9%, to $165.1 million in 2014, as compared to $151.6 million in 2013. Net sales increased approximately $22.6 million as a result of the incremental sales associated with the acquisitions of C.P. Witter Limited (“Witter”), in April 2013, and the towing technology and associated assets of AL-KO, in July 2013. In addition, sales increased approximately $5.2 million in our South Africa and New Zealand businesses due to both additional market share gains and new product introductions. The increase was partially offset by lower sales of approximately $5.8 million in Thailand related to the loss of an OEM product line contract, a decline in sales of approximately $2.3 million in Australia primarily related to general economic conditions resulting in reduced consumer and business confidence and the unfavorable impact of currency exchange of approximately $6.0 million, as our reported results in U.S. dollars were negatively impacted as a result of the stronger U.S. dollar relative to foreign currencies.

Cequent APEA’s gross profit increased approximately $0.6 million to $31.4 million, or 19.0% of net sales in 2014, from approximately $30.8 million, or 20.3% of net sales, in 2013. Gross profit increased approximately $0.7 million primarily due to higher sales levels, partially offset by a less favorable product and regional sales mix, as sales growth in the recently acquired European business and the growth initiatives in the retail and industrial channel yield lower margins than the legacy business. Additionally, gross profit increased approximately $1.2 million due to the impact of purchase accounting-related adjustments recorded during 2013 related to the step-up in value and subsequent amortization of inventory in connection with our European acquisitions that did not recur. The increase in gross profit was partially offset by a decrease of approximately $1.3 million due to the impact of foreign currency as a result of the stronger U.S. dollar relative to foreign currencies.

Cequent APEA’s selling, general and administrative expenses increased approximately $4.6 million to $23.7 million, or 14.4% of sales in 2014, as compared to $19.1 million, or 12.6% of sales in 2013, primarily in support of our growth initiatives, including approximately $5.0 million of incremental ongoing selling, general and administrative costs related to the acquired European businesses, offset by a decline of approximately $1.1 million of legal and professional fees associated with consummating the aforementioned acquisitions in the prior year.

Cequent APEA’s operating profit decreased approximately $6.0 million to $7.7 million, or 4.6% of sales, in 2014, from $13.7 million, or 9.0% of net sales in 2013, as the higher operating profit generated by the increased sales from acquisitions was more than offset by the impact of a $2.1 million gain on the sale of facility in Australia in 2013 as well as less favorable product mix and higher selling, general and administrative expenses incurred during the year.

Corporate Expenses.    Corporate expenses included in operating profit were $14.0 million and $16.1 million for the years ended December 31, 2014 and 2013, respectively. These expenses were allocated to the Company on the basis of direct usage when identifiable, with the remainder allocated on the basis of revenue or headcount. The decrease between years is primarily attributed to a reduction in costs associated with our long-term incentive programs due to year-over-year reductions in estimated attainment for certain of our performance awards, as well as a reduction in the percent attributable to Horizon in 2014 as compared to 2013.

Three Months Ended March 31, 2015 Compared with the Three Months Ended March 31, 2014

The principal factors impacting us during the three months ended March 31, 2015, compared with the three months ended March 31, 2014, were:

•

continued manufacturing productivity projects, including labor savings resulting from our manufacturing and distribution footprint consolidation and relocation projects within our Cequent Americas reportable segment; and

•

the impact of foreign currency, as our reported results in U.S. dollars were negatively impacted as a result of the stronger U.S. dollar relative to foreign currencies, particularly in our Cequent APEA reportable segment.

Overall, net sales decreased approximately $5.7 million, or approximately 3.9%, to $142.4 million for the three months ended March 31, 2015, as compared to $148.1 million in the three months ended March 31, 2014. During the first quarter of 2015, net sales decreased due to the loss of a customer program in our Cequent APEA reportable segment and lower demand from customers in our Cequent Americas reportable segment. Additionally, net sales decreased by approximately $4.6 million due to net unfavorable currency exchange, as our reported results in U.S. dollars were negatively impacted as a result of the stronger U.S. dollar relative to foreign currencies. These decreases were partially offset by our expansion in international markets and new customer wins, primarily in our Cequent APEA reportable segment as well as increased sales to existing customers in both our Cequent APEA and Cequent Americas reportable segments.

Gross profit margin (gross profit as a percentage of sales) approximated 24.8% and 24.1% for the three months ended March 31, 2015 and 2014, respectively. Gross profit margin increased due to continued productivity and cost reduction efforts in both our Cequent Americas and Cequent APEA reportable segments. Additionally, gross profit margin improved due to a more favorable product sales mix primarily in our Cequent Americas reportable segment. These increases in gross profit margin were partially offset by lower fixed cost absorption primarily in our Cequent APEA reportable segment, the sale of higher cost inventory primarily in our Cequent Americas reportable segment and unfavorable currency exchange as our reported results in U.S. dollars were negatively impacted as a result of the stronger U.S. dollar relative to foreign currencies.

Operating profit margin (operating profit as a percentage of sales) approximated 2.6% and 2.9% for the three months ended March 31, 2015 and 2014, respectively. Operating profit decreased approximately $0.5 million, or 12.5%, to $3.7 million for the three months ended March 31, 2015 as compared to $4.2 million for the three months ended March 31, 2014, primarily due to higher corporate employee costs and related benefits, both due to additional headcount in support of the spin-off. Additionally, operating profit margin decreased due to lower fixed cost absorption primarily in our Cequent APEA reportable segment. Partially offsetting the decreases in operating profit margin were continued productivity and cost reduction efforts in both our Cequent Americas and Cequent APEA reportable segments.

Interest expense decreased approximately $0.1 million to $0.1 million for the three months ended March 31, 2015, as compared to $0.2 million for the three months ended March 31, 2014, primarily due to lower gross borrowings on our debt facilities.

Other expense, net increased approximately $0.5 million to $1.3 million for the three months ended March 31, 2015, from $0.8 million for the three months ended March 31, 2014, primarily due to higher losses on transactions denominated in foreign currencies.

The effective income tax rate for the three months ended March 31, 2015 was 36.8%, compared to 27.7% for the three months ended March 31, 2014. We recorded tax charges related to interest associated with certain unrecognized tax positions of approximately $0.3 million and $0.2 million during the three months ended March 31, 2015 and March 31, 2014, respectively. In addition, we recorded approximately $0.1 million of incremental tax expense related to the overall geographic mix of earnings during the three months ended March 31, 2015 compared to the same period ended March 31, 2014.

Net income decreased approximately $0.9 million to $1.5 million for the three months ended March 31, 2015, from $2.4 million for the three months ended March 31, 2014. The decrease was primarily the result of a $0.5 million decrease in operating profit year-over-year, plus a $0.5 million increase in other expenses.

See below for a discussion of operating results by reportable segment.

Cequent Americas. Net sales decreased approximately $2.1 million, or 1.9%, to $106.5 million for the three months ended March 31, 2015, as compared to $108.6 million for the three months ended March 31, 2014, primarily due to year-over-year decreases within our industrial and retail channels. Net sales within our industrial channel decreased approximately $1.4 million, primarily due to lower demand from our OE customers. Sales within our retail channel decreased approximately $1.3 million as approximately $0.6 million and $0.5 million growth in our e-commerce and broom and brush businesses, respectively, were more than offset by approximately $2.3 million higher significant customer product roll-outs in the first quarter of 2014 compared to the first quarter of 2015. Our other market channels remained relatively flat.

Cequent Americas’ gross profit increased approximately $0.4 million to $28.1 million, or 26.4% of sales, for the three months ended March 31, 2015, from approximately $27.7 million, or 25.5% of sales, for the three months ended March 31, 2014. Gross profit was positively impacted by approximately $1.6 million of continued manufacturing productivity projects, including labor savings on production moved from our former Goshen, Indiana manufacturing facility to our lower cost country facilities and negotiated vendor cost reductions. This increase was partially offset by approximately $0.6 million due to lower sales levels, approximately $0.2 million due to higher freight costs resulting from our footprint changes and approximately $0.3 million of unfavorable foreign currency exchange as a result of a stronger U.S. dollar relative to foreign currencies.

Selling, general and administrative expenses increased approximately $0.3 million to $22.2 million, or 20.8% of sales, for the three months ended March 31, 2015, as compared to $21.9 million, or 20.2% of sales, for the three months ended March 31, 2014, primarily due to approximately $0.5 million of increased sales promotion costs, including expenses related to the expansion and development of our website and e-commerce capabilities.

Cequent Americas’ operating profit increased approximately $0.1 million to $5.9 million, or 5.6% of sales, for the three months ended March 31, 2015, from $5.8 million, or 5.3% of net sales, for the three months ended March 31, 2014, as we began to realize the productivity benefits on the footprint consolidation and relocation project, due to a more favorable product sales mix and vendor cost reductions. This was partially offset by the impact of the sale of higher cost inventory, an overall decrease in sales and increased selling, general and administrative expenses.

Cequent APEA. Net sales decreased approximately $3.7 million, or 9.2%, to $35.8 million for the three months ended March 31, 2015, as compared to $39.5 million for the three months ended March 31, 2014. Net sales were negatively impacted by approximately $4.0 million of unfavorable currency exchange, as our reported results in U.S. dollars were negatively impacted as a result of the stronger U.S. dollar relative to foreign currencies. Net sales increased approximately $1.2 million in South Africa and approximately $0.9 million in Thailand primarily due to increased demand from an existing OE customer and new program awards. This increase was offset by lower sales of approximately $1.7 million in Australia primarily due to the loss of an OE program.

Cequent APEA’s gross profit decreased approximately $0.8 million to $7.2 million, or 20.0% of net sales for the three months ended March 31, 2015, from approximately $8.0 million, or 20.2% of net sales, for the three months ended March 31, 2014. Gross profit was negatively impacted by approximately $0.8 million of foreign currency exchange as a result of the stronger U.S. dollar relative to foreign currencies. Gross profit increased approximately $1.5 million primarily due to improvements in Thailand and South Africa as a result of productivity and cost reduction initiatives and in the United Kingdom due to higher fixed cost absorption related to increased production levels, which was more than offset by approximately $1.7 million in Australia caused by lower fixed cost absorption related to a decline in production levels.

Cequent APEA’s selling, general and administrative expenses decreased approximately $0.6 million to $4.9 million, or 13.7% of sales, for the three months ended March 31, 2015, as compared to $5.5 million, or 14.0% of sales for the three months ended March 31, 2014. Selling, general and administrative spending remained relatively flat during the three months ended March 31, 2015, as compared to the three months ended March 31, 2014, with the decrease quarter-over-quarter due primarily to approximately $0.6 million of unfavorable foreign currency exchange as a result of the stronger U.S. dollar relative to foreign currencies.

Cequent APEA’s operating profit decreased approximately $0.2 million to $2.3 million, or 6.3% of sales, for the three months ended March 31, 2015, from $2.5 million, or 6.2% of sales, for the three months ended March 31, 2014, primarily due to currency exchange. Operating profit margin remained flat as productivity and cost reduction initiatives in Thailand and South Africa offset lower fixed cost absorption in Australia, the impact of currency exchange and lower selling, general and administrative expenses.

Corporate Expenses. Corporate expenses included in operating profit were $4.5 million and $4.0 million for the three months ended March 31, 2015 and 2014, respectively. These expenses were allocated to us on the basis of direct usage when identifiable, with the remainder allocated on the basis of revenue or headcount. The increase between years is primarily attributed to higher employee costs and related benefits, both increasing primarily in support of the spin-off.

Liquidity and Capital Resources

Historically, TriMas has provided financing, cash management and other treasury services to us. The primary source of liquidity for our business is cash flow provided by operations, which has historically been transferred to TriMas to support its overall cash management strategy. Transfers of cash to and from TriMas’ cash management system have been reflected in parent company equity in the historical combined financial statements. The cash presented on our balance sheet consists primarily of cash from entities that do not participate in these arrangements.

Upon completion of the spin-off, our capital structure and sources of liquidity will change significantly from our historical capital structure. Our business will no longer participate in cash management and funding arrangements with TriMas. Our internally generated cash flow may be used to invest in new product development, fund capital expenditures, working capital requirements, and acquisitions, and is expected to be adequate to service our operations and our future debt obligations, and pay future dividends, if any. If our cash flows from operations are less than we expect, we may need to incur additional debt or issue additional equity. Although we believe that the arrangements in place at the time of the spin-off will permit us to finance our operations on acceptable terms and conditions, our access to, and the availability of, financing in the future will be impacted by many factors, including, our credit ratings or absence of credit ratings, the liquidity of the overall capital markets and the current state of the economy. We cannot assure that such financing will be available to us on acceptable terms or that such financing will be available at all. We believe that our future cash from operations, together with our access to cash and cash equivalents, and cash expected to be available through borrowing facilities and capital markets, will provide adequate resources to fund our operating and financing needs.

We have entered into negotiations with various banks to obtain a secured term loan and a secured asset-based revolving credit facility in connection with the completion of the spin-off. The term loan is anticipated to be in the amount of approximately $200 million, and the revolving credit facility is expected to provide borrowing capacity of up to $85 million, subject to borrowing base limitations. In connection with the spin-off, TriMas and Horizon do not intend to redistribute TriMas’ current debt between TriMas and Horizon.

The following two paragraphs contain the expected terms of our term loan and revolving credit facility. Because the agreements governing our revolving credit facility and term loan have not been entered into, no assurance can be given that such agreements will be entered into on such terms, or at all, and if entered into, the terms may differ from those set forth below and such differences could be material.

The revolving credit facility is expected to have a term of approximately five years and provide for up to $85 million in borrowings, subject to borrowing base limitations. The revolving credit facility is expected to be guaranteed by all of our existing and future material domestic subsidiaries and secured on a first-priority basis by all of our and the guarantors’ accounts receivable and other rights to payment, inventory, documents, instruments, chattel and general intangibles and other related assets, which we refer to collectively as the ABL collateral.

The term loan is expected to have a term of approximately six years and provide for up to $200 million in borrowings, all of which we expect to borrow at the time that we enter into the term loan. Substantially all of the net proceeds of the term loan are expected to be used to fund a cash distribution to TriMas in connection with the spin-off. The term loan is expected to be guaranteed by all of our existing and future material domestic subsidiaries and secured on a first-priority basis by all of our and the guarantors’ assets other than the ABL collateral and on a second-priority basis by the ABL collateral.

Cash Flows

For the years ended December 31, 2014 and 2013

Cash provided by operating activities in 2014 was approximately $28.0 million, as compared to $14.0 million in 2013. Significant changes in cash flows provided by operating activities and the reasons for such changes are as follows:

•

In 2014, we generated $35.5 million in cash flows, based on the reported net income of $15.4 million and after considering the effects of non-cash items related to gains and losses on dispositions of property and equipment, depreciation, amortization, changes in deferred income taxes, stock compensation, and other, net. In 2013, we generated $22.5 million based on the reported net income of $9.8 million and after considering the effects of similar non-cash items as well as a bargain purchase gain.

•

Increases in accounts receivable resulted in a use of cash of approximately $3.9 million and $14.0 million in 2014 and 2013, respectively. In both 2014 and 2013, the increase in accounts receivable was due primarily to the increases in year-over-year sales and the timing of sales and collection of cash within the period as our days sales outstanding of receivables remained relatively flat at 46 days in 2014 as compared to 45 days in 2013.

•

We used approximately $0.2 million and $7.8 million of cash in 2014 and 2013, respectively, for investment in our inventories. Inventory levels remained relatively flat in 2014, despite the 4.0% increase in sales volumes. In 2013, inventory levels increased due to increased sales volumes, as well as costs incurred which were associated with our increased inventory investment in our Cequent Americas reportable segment as a result of the planned closure and move of the Goshen, Indiana manufacturing facility.

•

Prepaid expenses and other assets resulted in a net source of cash of approximately $1.1 million in 2014, as compared to a use of cash of $0.1 million for the year ended December 31, 2013. In 2014, the decrease in prepaid expenses and other assets was primarily due to the reduction of certain indemnification assets related to uncertain tax liabilities, and the timing of investments in manufacturing supplies, spare parts and tooling assets to support our businesses. In 2013, prepaid expenses and other assets remained relatively flat despite an increase in sales.

•

In 2014, accounts payable and accrued liabilities resulted in a net use of cash of approximately $4.4 million, as compared to a source of cash of $13.3 million in 2013. The 2014 decrease in accounts payable and accrued liabilities was a result of approximately $2.2 million in reductions in certain compensation accruals resulting from lower year-over-year bonus attainment and approximately $2.2 million in lower year-over-year restructuring accruals related to the closure of our Goshen, Indiana manufacturing facility, as well as a result of the timing of payments made to suppliers. In 2013, the increase in accounts payable and accrued liabilities was due to an increase in restructuring accruals related to the closure of the Goshen facility, of which approximately $4.6 million relates to estimated net unrecoverable lease obligations, and an increase of approximately $6.9 million in accounts payable primarily to fund the increase in inventory levels.

Net cash used for investing activities in 2014 was approximately $11.1 million, as compared to $31.9 million in 2013. We incurred approximately $11.4 million and $15.3 million in capital expenditures in 2014 and 2013, respectively, as we have continued our investment in growth, capacity and productivity-related capital projects; with additional investments made in 2013, as compared to 2014, related to our new Australia facility following the completion of the consolidation of two manufacturing facilities into one new facility and the closure and move of our Goshen, Indiana manufacturing facility to Mexico. We also received cash from the disposition of assets of approximately $0.3 million and $4.4 million in 2014 and 2013, respectively, with the 2013 proceeds being primarily from the sale of a facility in Australia within our Cequent APEA reportable segment. In addition, during 2013, we paid approximately $21.0 million for business acquisitions, primarily related to the acquisitions of Witter and AL-KO within our Cequent APEA reportable segment.

Net cash used for financing activities in 2014 was approximately $19.1 million, as compared to net cash provided by financing activities of $22.0 million in 2013. Cash used for and provided by financing activities for 2014 and 2013 related primarily to net transfers to and from TriMas.

For the three months ended March 31, 2015 and 2014

Cash used by operating activities was approximately $26.9 million and $41.9 million for the three months ended March 31, 2015 and 2014, respectively. Significant changes in cash flows provided by operating activities and the reasons for such changes are as follows:

•

For the three months ended March 31, 2015, the Company generated $6.1 million in cash flows, based on the reported net income of $1.5 million and after considering the effects of non-cash items related to gains and losses on dispositions of property and equipment, depreciation, amortization, changes in deferred income taxes, stock compensation, and other, net. For the three months ended March 31, 2014, the Company generated $7.6 million based on the reported net income of $2.4 million and after considering the effects of similar non-cash items.

•	Increases in accounts receivable resulted in a use of cash of approximately $21.5 million and $26.6 million for the three months ended March 31, 2015 and 2014, respectively. The increase in accounts receivable was due primarily to the timing of sales and collection of cash within the period as our days sales outstanding of receivables decreased to 52 days for the three months ended March 31, 2015 from 55 days for the three months ended March 31, 2014.

•

We used approximately $8.3 million and $0.8 million of cash for the three months ended March 31, 2015 and 2014, respectively, for investment in our inventories. Inventory levels increased during the first quarter of 2015 primarily to support our increased sales volumes as compared to year end. During the first quarter of 2014, our inventory levels remained relatively flat as compared to year end as production inefficiencies resulting from the move from Goshen to lower cost country facilities resulted in lower inventory on hand.

•

Prepaid expenses and other assets resulted in a use of cash of approximately $1.0 million and $1.1 million for the three months ended March 31, 2015 and 2014, respectively, primarily due to the timing of prepayments made.

•

Decreases in accounts payable and accrued liabilities resulted in a net use of cash of approximately $2.1 million and $21.1 million for the three months ended March 31, 2015 and 2014, respectively. The decrease in accounts payable and accrued liabilities for the three months ended March 31, 2015 was a result of approximately $1.9 million in reductions in certain compensation accruals primarily related to bonus payments made, the timing of payments made to suppliers, and mix of vendors and related terms. The decrease in accounts payable and accrued liabilities for the three months ended March 31, 2014 was a result of approximately $3.9 million in reductions in certain compensation accruals primarily related to bonus payments made and approximately $1.2 million in reductions in restructuring accruals related to the closure of our Goshen, Indiana manufacturing facility. The remaining $16.0 million decrease was due primarily to the timing of payments made to suppliers, and mix of vendors and related terms.

Net cash used for investing activities was approximately $2.2 million for the three months ended March 31, 2015, as compared to $3.6 million for the three months ended March 31, 2014. We incurred approximately $2.3 million and $3.8 million in capital expenditures in the three months ended March 31, 2015 and 2014, respectively, as we have continued our investment in growth, capacity and productivity-related capital projects. We also received cash from the disposition of assets of approximately $0.1 million and $0.2 million for the three months ended March 31, 2015 and 2014, respectively.

Net cash provided by financing activities was approximately $28.5 million for the three months ended March 31, 2015, as compared to $44.1 million for the in 2014 three months ended March 31, 2014. Cash provided by financing activities was related primarily to net transfers from the parent.

Our Debt and Other Commitments

Our Australian subsidiary is party to a facility agreement consisting of an approximately 20 million Australian dollar revolving trade finance facility, which matures on August 31, 2015, is subject to interest at Bank Bill Swap rate plus 1.9% and is secured by substantially all the assets of the subsidiary. No amounts were outstanding under this agreement as of March 31, 2015 or December 31, 2014. As of December 31, 2013, $0.7 million was outstanding at an average interest rate of 2.7%. Borrowings under this arrangement are also subject to financial and reporting covenants. Financial covenants include a working capital coverage ratio (working capital over total debt), a minimum tangible net worth calculation (total assets plus subordinated debt, less liabilities, intangible assets and goodwill) and an interest coverage ratio (EBIT over gross interest cost). We were in compliance with such covenants for all periods presented.

In May 2014, one of our Dutch subsidiaries entered into a credit agreement consisting of a $12.5 million uncommitted working capital facility which matures on May 29, 2015, is subject to interest at LIBOR plus 2.75% per annum and is guaranteed by TriMas. In addition, this Dutch subsidiary is subject to an overdraft facility in conjunction with the uncommitted working capital facility up to $1.0 million, subject to interest at U.S. Dollar Prime Rate plus 0.75%. No amounts were outstanding as of March 31, 2015. As of December 31, 2014, $0.1 million was outstanding on this facility.

We rely primarily upon our cash flow from operations, as well as funding from TriMas and available liquidity under our facility agreement and uncommitted working capital facility to fund our contractual commitments, working capital and capital expenditure requirements. Generally, excluding the impact and timing of acquisitions, we use available liquidity to fund capital expenditures and daily working capital requirements during the first half of the year, as we experience some seasonality, primarily within Cequent Americas. Sales of towing and trailering products within this segment are generally stronger in the second and third quarters, as OEMs, distributors and retailers acquire product for the spring and summer selling seasons. During the second half of the year, the investment in working capital is reduced and amounts outstanding on our facilities are paid down. Based on our historical performance and current expectations, we believe that the cash generated from our operations, available cash and cash equivalents, and cash expected to be available through borrowing facilities and capital markets will satisfy our working capital needs, capital expenditures and other liquidity requirements associated with our operations.

Our exposure to interest rate risk results primarily from the variable rates under our facility agreement and uncommitted working capital facility. Borrowings under these agreements bear interest, at various rates, as more fully described in Note 10, “Long-term Debt,” included in the combined financial statements within this prospectus.

In addition to our long-term debt, we have other cash commitments related to leases. We account for these lease transactions primarily as operating leases, expense related thereto approximated $15.1 million in 2014. We expect to continue to utilize leasing as a financing strategy in the future to meet capital expenditure needs and to reduce debt levels.

Contractual Obligations

Under various agreements, we are obligated to make future cash payments in fixed amounts. These include payments under our long-term debt and capital lease agreements, rent payments required under operating lease agreements and deferred purchase price and contingent consideration associated with our acquisitions. The following table summarizes our expected fixed cash obligations over various future periods related to these items as of December 31, 2014.

	Payments Due by Periods
	Total	Less than One Year	1 - 3 Years	3 - 5 Years	More than 5 Years
	(dollars in thousands)
Contractual cash obligations:
Long-term debt	$760	$460	$270	$30	$—
Lease obligations	69,450	12,710	23,570	16,820	16,350
Deferred purchase price and contingent consideration	8,900	1,550	2,540	4,810	—

Total contractual obligations	$79,110	$14,720	$26,380	$21,660	$16,350

TriMas offers various long-term benefits to its eligible employees, including employees of Horizon who participate in TriMas sponsored benefit plans. We expect to record the obligation related to these plans and reflect them on the combined balance sheet as of the distribution date; however, prior to that date, allocated expenses and contributions in connection with these plans are funded through intercompany transactions with TriMas; therefore, no amounts have been included in the table above.

The liability related to unrecognized tax benefits has been excluded from the contractual obligations table because a reasonable estimate of the timing and amount of cash flows from future tax settlements cannot be determined. For additional information, refer to Note 17, “Income Taxes,” included in the audited combined financial statements within this prospectus.

As of March 31, 2015, there were no material changes outside the ordinary course of business to our contractual debt obligations and contractual commitments specified in the table above.

Impact of New Accounting Standards

See Note 2, “New Accounting Pronouncements,” included in the combined financial statements within this prospectus.

Critical Accounting Policies

The following discussion of accounting policies is intended to supplement the accounting policies presented in Note 3, “Summary of Significant Accounting Policies” included in the combined financial statements within this prospectus. Certain of our accounting policies require the application of significant judgment by management in selecting the appropriate assumptions for calculating financial estimates. By their nature, these judgments are subject to an inherent degree of uncertainty. These judgments are based on our historical experience, our evaluation of business and macroeconomic trends, and information from other outside sources, as appropriate.

Allowance for Doubtful Accounts.    We maintain an allowance for doubtful accounts to reflect management’s best estimate of probable credit losses inherent in our accounts receivable balances. Determination of the allowances requires management to exercise judgment about the timing, frequency and severity of credit losses that could materially affect the allowances for doubtful accounts and, therefore, net income. The level of the allowance is based on quantitative and qualitative factors including historical loss experience, delinquency trends, economic conditions and customer credit risk. We perform detailed reviews of our accounts receivable portfolio on at least a quarterly basis to assess the adequacy of the allowance. Over the past three years, the allowance for doubtful accounts has approximated 4% to 6% of gross accounts receivable. We do not believe that significant credit risk exists due to our diverse customer base.

Impairment of Long-Lived Assets and Definite-Lived Intangible Assets.    We review, on at least a quarterly basis, the financial performance of each business unit for indicators of impairment. In reviewing for impairment indicators, we also consider events or changes in circumstances such as business prospects, customer retention, market trends, potential product obsolescence, competitive activities and other economic factors. An impairment loss is recognized when the carrying value of an asset group exceeds the future net undiscounted cash flows expected to be generated by that asset group. The impairment loss recognized is the amount by which the carrying value of the asset group exceeds its fair value.

Impairment of Goodwill and Indefinite-Lived Intangibles.    We assess goodwill and indefinite-lived intangible assets for impairment at the reporting unit level on an annual basis as of October 1, by reviewing relevant qualitative and quantitative factors. More frequent evaluations may be required if we experience changes in our business climate or as a result of other triggering events that take place. If carrying value exceeds fair value, a possible impairment exists and further evaluation is performed.

We determine our reporting units at the individual operating segment level, or one level below, where there is discrete financial information available that is regularly reviewed by segment management for evaluating operating results. For purposes of our 2014 goodwill impairment test, we had three reporting units within our two reportable segments, one of which had goodwill.

We performed a qualitative assessment for our annual goodwill impairment test and for our indefinite-lived intangible asset impairment test, which involves significant use of management’s judgment and assumptions to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. In conducting the qualitative assessment, we considered macroeconomic conditions, industry and market considerations, overall financial performance, entity and reporting unit specific events, capital markets pricing, recent fair value estimates and carrying amounts, as well as legal, regulatory, and contractual factors. These factors are all considered in reaching a conclusion about whether it is more likely than not that the fair values of the intangible assets are less than the carrying values. If we conclude that further testing is required, we would perform a quantitative valuation to estimate the fair value of our intangible assets. The results of our qualitative assessment of goodwill and indefinite-lived intangible assets indicates that further quantitative testing is not required.

Sales Related Accruals.    Net sales is comprised of gross revenues less estimates of expected returns, trade discounts and customer allowances, which include incentives for items such as cooperative advertising agreements, volume discounts and other supply agreements in connection with various customer programs. On at least a quarterly basis, we perform detailed reviews of our sales related accruals by evaluating specific customer contractual commitments, assessing current incentive programs and other relevant information in order to assess the adequacy of the reserve. Reductions to revenue and estimated accruals are recorded in the period in which revenue is recognized.

Pension and Postretirement Benefits.    We have certain U.S. employees that participate in a defined benefit pension plan sponsored by TriMas. This plan is accounted for as a multi-employer plan and as a result, no asset or liability was recorded by us to recognize the funded status of this plan. Expense allocations for these benefits are based on actuarially determined amounts specific to Horizon.

Income Taxes.    We compute income taxes using the asset and liability method, whereby deferred income taxes using current enacted tax rates are provided for the temporary differences between the financial reporting basis and the tax basis of assets and liabilities and for operating loss and tax credit carryforwards. We determine valuation allowances based on an assessment of positive and negative evidence on a jurisdiction-by-jurisdiction basis and record a valuation allowance to reduce deferred tax assets to the amount more likely than not to be realized. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. We record interest and penalties related to unrecognized tax benefits in income tax expense.

Other Loss Reserves.    We have other loss exposures related to litigation and environmental claims. Establishing loss reserves for these matters requires the use of estimates and judgment in regard to risk exposure and ultimate liability. TriMas is generally self-insured for losses and liabilities related principally to workers’ compensation, health and welfare claims and comprehensive general, product and vehicle liability. Generally, TriMas is responsible for up to $0.5 million per occurrence under its retention program for workers’ compensation, between $0.3 million and $2.0 million per occurrence under its retention programs for comprehensive general, product and vehicle liability, and have a $0.3 million per occurrence stop-loss limit with respect to its self-insured group medical plan. Liabilities associated with the risks are estimated by considering historical claims experience and other actuarial assumptions. We have historically, indirectly as a component of TriMas, participated in these self-insurance plans and have been allocated a portion of the related expenses and liabilities for the periods presented.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

In the normal course of business, we are exposed to market risk associated with fluctuations in commodity prices, insurable risks due to property damage, employee and liability claims, and other uncertainties in the financial and credit markets, which may impact demand for our products.

We conduct business in various locations throughout the world and are subject to market risk due to changes in the value of foreign currencies. The functional currencies of our foreign subsidiaries are primarily the local currency in the country of domicile. We manage these operating activities at the local level and revenues and costs are generally denominated in local currencies; however, results of operations and assets and liabilities reported in U.S. dollars will fluctuate with changes in exchange rates between such local currencies and the U.S. dollar. We use derivative financial instruments to manage our currency risks. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations” for details about our primary market risks, and the objectives and strategies used to manage these risks. Also see Note 11, “Derivative Instruments,” to the combined financial statements within this prospectus for additional information.

BUSINESS OVERVIEW

Horizon is a designer, manufacturer and distributor of a wide variety of high-quality, custom-engineered towing, trailering, cargo management and other related accessory products on a global basis, serving the automotive aftermarket, retail and OE channels.

Our business is comprised of two reportable segments: Cequent Americas and Cequent APEA. Cequent Americas has historically operated primarily in North America, and we believe has been a leader in towing and trailering-related products sold through retail, aftermarket and OE channels. Over the past few years, we have penetrated the Latin America market, which is in the early stages of its development for automotive accessories, and appears to be following the historical development pattern of the United States and Canadian markets. Cequent APEA focuses its sales and manufacturing efforts outside of the Americas, historically operating primarily in Australia, and we believe has been a leader in towing related products sold through the aftermarket and OE channels. Over the past few years, we have expanded our footprint into other areas of the Asia Pacific region, Europe, the United Kingdom and South Africa, primarily as a result of acquisitions. We are in the early stages of our development in these markets, initially focusing primarily on supporting OE customers.

Our products are used in two primary categories across the world: commercial applications (“Work”) and recreational activities (“Play”). Some of the markets in our Work category include agricultural, automotive, construction, fleet, industrial, marine, military, mining and municipalities. Some of the markets in our Play category include equestrian, power sports, recreational vehicle, specialty automotive, truck accessory and other specialty towing applications. We believe that the primary brands we offer are among the most recognized in the markets we serve and are known for quality, safety and performance. Our products reach end consumers through many avenues including independent installers, warehouse distributors, dealers, OE, retail stores and online retailers.

We believe that no individual competitor serving the channels we participate in can match our broad product portfolio, which we categorize into the following four groups:

•

Towing: These products include devices and accessories installed on a tow-vehicle for the purpose of attaching a trailer, camper, etc. such as hitches, fifth wheels, gooseneck hitches, weight distribution systems, wiring harnesses, draw bars, ball mounts, crossbars, towbars, security and other towing accessories;

•

Trailering: These products include control devices and components of the trailer itself such as brake controls, jacks, winches, couplers, interior and exterior vehicle lighting and brake replacement parts;

•

Cargo Management: This product category includes a wide variety of products used to facilitate the transportation of various forms of cargo, to secure that cargo or to organize items. Examples of these products are bike racks, roof cross bar systems, cargo carriers, luggage boxes, car interior protective products, rope, tie-downs, tarps, tarp straps, bungee cords, loading ramps and interior travel organizers; and

•

Other: This product category includes a diverse range of items in our portfolio that do not fit into any of the previous three main categories. Items in this category include commercial brooms and brushes, skid plates, oil pans, tubular push bars, side steps and sports bars.

We have positioned our product portfolio to create a variety of options based on price-point, ranging from entry-level to premium-level products across most of our markets. We believe the brands we offer in our retail and aftermarket channel have significant customer recognition, with the three most significant being Reese®, Hayman-Reese™ and DrawTite®. We believe all three hold substantial market share and have been the leading brands in the towing market for over 50 years. These brands provide the foundation of our market position based on worldwide commercial and consumer acceptance. We also maintain a collection of regionally accepted brands including Aqua Clear™, Bulldog®, BTM, DHF, Engetran, Fulton®, Harper®, Hidden Hitch®, Highland®, Kovil, Laitner™, Parkside®, Pro Series™, Reese Secure™, Reese Explorer™, Reese Power Sports, Reese Towpower™, ROLA®, Tekonsha®, Trojan®, Wesbarg® and Witter Towbar Systems. In addition to these product brands, we historically marketed our products to our OE customers in Australia, and more recently in North America, under the name TriMotive.

Over the past two years, we have invested over $50 million in cash for restructuring or other initiatives and capital expenditures, primarily as follows:

•	Closed and moved production from our former Goshen, Indiana manufacturing facility to a new lower-cost facility in Reynosa, Mexico in 2013, relocating approximately 420 positions;

•	Relocated the supply chain from the Midwestern United States to localized supply near Reynosa;

•	As a result of the Goshen manufacturing move, relocated the main U.S. distribution facility from Huntington, Indiana to Dallas, Texas;

•	Closed and consolidated two former facilities in Australia into one newer facility; and

•	Closed and consolidated two former facilities in Brazil into one facility.

These initiatives have significantly impacted our financial results, but we believe have reduced the cost of our manufacturing footprint and have improved our flexibility to meet market demands.

For the three months ended March 31, 2015 and the years ended December 31, 2014 and 2013, we generated net sales of $142.4 million, $611.8 million and $588.3 million, respectively, and operating profit of $3.7 million, $24.5 million and $5.7 million, respectively. For the three months ended March 31, 2015 and the year ended December 31, 2014, we generated approximately 74.8% and 73.0%, respectively, of our sales in the Cequent Americas reportable segment and the balance in the Cequent APEA reportable segment.

For the three months ended March 31, 2015 and the year ended December 31, 2014, approximately one third of our net sales were generated in each of our automotive aftermarket, retail and OE channels.

As of March 31, 2015, we had over 5,700 active customers globally. No customer represented greater than 10% of total revenue during the three months ended March 31, 2015 or during the years ended December 31, 2014, 2013 or 2012. During the three months ended March 31, 2015 and the year ended December 31, 2014, our top ten customers represented approximately 40% and 37%, respectively, of total revenue.

Our Industry

Our products are sold into a diverse set of end-markets; the primary applications relate to automotive accessories for light and recreational vehicles. Purchases of automotive accessory parts are discretionary and we believe demand is driven by macro-economic factors including (i) employment trends, (ii) consumer confidence and (iii) fuel prices, among others.

Source: U.S. Bureau of Labor Statistics	Source: University of Michigan	Source: U.S. Energy Information Administration

We believe all of these metrics impact both our Work and Play-related sales. In addition, we believe the Play-related sales are more sensitive to changes in these indices, given the Play-related sales tend to be more directly related to disposable income levels. In general, recent decreases in unemployment and fuel prices, coupled with increases in consumer confidence, are positive trends for our businesses.

In general, we benefit from growth in the light vehicle population (also known as the “car parc”). While the global car parc is forecasted to grow over the next several years, implying that the total market opportunity is growing as well, outlook varies by geography as displayed below for what we believe to be our key current and future markets:

Source:	Frost & Sullivan Strategic Analysis of the North American and European Tire Pressure Monitoring System After Market; November 2014.

Source: Frost & Sullivan Strategic Analysis of the Chinese Automotive Aftermarket; February 2015.	Source: Frost & Sullivan 2020 Vision of the Australian Automotive Aftermarket; July 2013.	Source: Frost & Sullivan 360 Degree Analysis of the Latin American Automotive Aftermarkets; May 2013.

Aftermarket and Retail Channels

We sell our products in the aftermarket and retail channels to a wide range of customers, including distributors, automotive retail stores, non-automotive retailers, installers and mass merchants. More recent trends in the aftermarket and retail channels include:

•

Channel Consolidation: In the more mature markets of the United States and Western Europe, there has been increasing consolidation in distribution networks with larger, more sophisticated aftermarket distributors and retailers gaining market share. In kind, these distributors generally require larger, more sophisticated suppliers with product expertise, category management and supply chain services and capabilities, as well as a global manufacturing and services footprint. We provide customers in this category the opportunity to rationalize their supply base of vendors in our product lines by virtue of our broad offering and product expertise.

•

Growth of Online Capabilities: Reaching consumers directly through online capabilities, including e-commerce, is expected to have an increasing impact on the global automotive aftermarket and retail channels. Establishment of a robust online presence will be critical for suppliers regardless of whether or not they intend to participate directly in e-commerce. We believe we are positioned well to take advantage of this trend, given our established on line presence, supporting consumers by offering a wide range of information on our products and services, including installation videos, custom fit guides and links to authorized dealers, both brick and mortar and e-commerce.

•

Increase in Private Label Brands: In the United States, there has been an increase in private label or store brands sold by retailers and aftermarket distributors, typically sold at a lower price point than premium brands of the same products. However, in many cases, retailers or wholesale distributors that create private label brands will still rely on established suppliers, like us, to manufacture their private label products. We support a number of private label initiatives for our customers looking for an entry price point while also carrying our premium brands. This allows us to satisfy the cost-conscious consumer while maintaining an acceptable margin on our more highly engineered, premium products.

OE Channel

While OE demand is typically driven by planned vehicle production, suppliers can grow notwithstanding a slower pace of new vehicle growth by increasing their product content per vehicle through sales of existing product lines or expansion into new product line offerings. Given the consolidation and globalization throughout the automotive industry, suppliers combining a global presence with strong engineering, technology, manufacturing, supply chain and customer support will be best positioned to take advantage of OE business opportunities, as discussed in greater detail below.

More recent trends in the global OE supplier market include:

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Global Platform/Supplier Consolidation: OEs are adopting global vehicle platforms to decrease product development costs and increase manufacturing efficiency and profitability. As a result, OEs are selecting suppliers that have the capacity to manufacture and deliver products on a worldwide basis as well as the flexibility to adapt products to local variations. Suppliers with a global supply chain and efficient manufacturing capabilities are best positioned to benefit from this trend. We believe we are uniquely positioned to take advantage of this trend as a result of our global manufacturing footprint, highly developed supply chain relationships and track record of success in solving application challenges in our product lines.

•

Outsourcing of Design and Manufacturing of Vehicle Parts and Systems: OEs continually strive to simplify their assembly processes, lower costs and reduce development times. As a result, they have increasingly relied on suppliers to perform many of the design, engineering, research and development and assembly functions traditionally performed by OEs. Suppliers with extensive design and engineering capabilities are in the best position to benefit from this trend as they are able to offer OEs value-added solutions with superior features and convenience. We believe certain OEs have sought us out to assist with their engineering challenges to increase towing capacity and for the many solutions provided by our existing products.

•

Shorter Product Development Cycles: Due to frequent shifts in government regulations and customer preferences, OEs are requiring suppliers to respond faster with new designs and product innovations. While these trends are more prevalent in mature markets, the emerging markets are advancing rapidly towards the regulatory standards and consumer preferences of the more mature markets. Suppliers with strong technologies, robust global engineering and development capabilities will be best positioned to meet OE demands for rapid innovation. Our global engineering footprint and exposure to vehicles early in the development cycle enables a responsive solution to changing customer needs and facilitates the rapid deployment of the solution across the global launch of the customer’s platform.

Competitive Strengths

We believe that we have multiple competitive advantages in the markets we serve, including the following strengths:

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Diverse Product Portfolio of Market Leading Brands. We believe we benefit from a diverse portfolio of high-quality and highly-engineered products sold under globally recognized and market leading brand names. By offering a wide range of products, we are able to provide a complete solution to satisfy our customers’ towing, trailering and cargo management needs, as well as serve diverse channels through effective brand management. Our brands are well-known in their respective product areas and channels. We believe that we are the leading supplier of towing products and among the leading suppliers of trailering products globally.

•

Global Scale with Flexible Manufacturing Footprint and Supply Chain. We were built through internal growth and a series of acquisitions to become the only truly global automotive accessories company with the products we offer. Our global manufacturing operations include facilities in the United States, Mexico, Australia, Germany, New Zealand, South Africa, Thailand, Brazil, and the United Kingdom as well as through a global network of third party suppliers. We have the ability to produce low-volume, customized, quick-turn products in our global manufacturing facilities, while our sourcing arrangements with third party suppliers provide us with the flexibility to manufacture or source high-volume products as end-market demand fluctuates. Our flexible manufacturing capability, low-cost manufacturing facilities and established supply chain allow us to more quickly and efficiently respond to changes in end-market demand.

•

Long-Term Relationships with a Diverse Customer Base. Our customers encompass a broad range of OEs, mass merchants, e-commerce websites, distributors, dealers, and independent installers. Customers include Wal-Mart, Ford Motor Company, Auto Alliance, AutoZone, Amazon, Toyota, Canadian Tire, LKQ and Etrailer, among others. Our customer relationships are well established, many exceeding 20 years. We believe Horizon’s diverse product portfolio, global scale and flexible manufacturing capabilities enable us to provide a unique value proposition to customers.

•

Completion of Major Investment Cycle. Over the past two years, we have invested over $50 million to modernize and consolidate facilities, upgrade and expand manufacturing capabilities and improve the quality and reliability of our products. With these investment projects behind us, we believe we have the opportunity to benefit from these investments through improved operating margins and cash flow that can be deployed to high value creation activities. The combination of our strong brand names, leading market position, flexible manufacturing and sourcing operations and favorable end-market dynamics as previously illustrated have historically resulted in significant cash flow generation.

•

Experienced Management Team. Our management team will be led by our Chief Executive Officer, Mark Zeffiro, who has been a senior executive at TriMas for over seven years and has more than 25 years of financial, operational and business leadership experience with companies such as Black & Decker and General Electric Company. David Rice, who will be our Chief Financial Officer, joined TriMas in 2005 and brings more than 30 years of financial, audit and leadership experience to the role. David was previously division finance officer of Cequent Performance Products. John Aleva, President of Cequent Americas, has more than 27 years of experience in automotive aftermarket, retail and OE, and has been with Cequent for over 11 years. Carl Bizon, President of Cequent APEA, has more than 18 years of general management experience and has been with Cequent for seven years.

Strategies

Historically, as part of TriMas, Horizon has operated on a regional basis under separate management teams, with independent business decisions and resource allocations made by the Cequent Americas and Cequent APEA leaders. As an independent public company, we will have the opportunity to reorganize our global operations and operate as a single combined entity. As a result, we believe that we have multiple opportunities to integrate, improve and grow our business, whether via organic initiatives or via acquisitions of new products or in new geographies, through the following strategies:

•

Expand Existing Distribution Channels. We intend to leverage the breadth of our product portfolio and global manufacturing footprint to expand our presence in our existing distribution channels as well as develop new distribution channels, specifically the high growth e-commerce channel.

•

Drive Margin Expansion. We believe the investments made in new and upgraded facilities and equipment over the past few years should provide the foundation, without significant additional investment, for additional margin expansion as we improve utilization, supply chain and operating efficiencies. We expect to create an organization in which all team members are focused on constantly improving the efficiency of our operations through the adoption of lean and continuous improvement practices.

•

Global Deployment of New and Existing Products and Technologies. Shifting from a regional operating model to an integrated, globally aligned business will allow us to leverage locally developed products and intellectual property across our entire footprint to improve product sales, reduce time to market and generate better returns on product development investments.

•

Expand Into Higher Growth Markets. Developing economies, including China and those throughout Latin America, are forecasted to experience significant growth in their respective car parcs. This growth, driven by a rapidly growing middle class, is expected to result in incremental demand for automotive aftermarket products and accessories. Since entering the Latin America market, we have witnessed a desire to accessorize vehicles among new entrants to the middle class. We intend to leverage our existing relationships with global OEs and our global manufacturing and distribution network to expand our sales to developing economies.

Marketing, Customers and Distribution

Horizon employs a dedicated sales force in each of our primary channels. In serving our customers globally, we rely upon our strong historical customer relationships, custom engineering capability, brand recognition, broad product offerings, our established distribution network and varied merchandising strategies to bolster our towing, trailering, cargo management and accessory product sales. Significant Horizon customers include Ford Motor Company, Toyota and General Motors/Holden in the OE channel; Wal-Mart, AutoZone and Super Retail Group in the retail channel; and LKQ, U-Haul and the Proex Group in the aftermarket channel.

Competition

The competitive environment for automotive accessory products is highly fragmented and is characterized by numerous smaller suppliers, even the largest of which tend to focus in narrow product categories. We believe there is no individual competitor that has the breadth of product portfolio on a global basis in the markets we serve. Significant towing competitors include Curt Manufacturing, B&W Trailer Hitches, The Bosal Group, Brink, Westfalia, Buyers Products Company, Demco Products, PullRite, Westin Automotive Products and Camco. Significant trailering competitors include Pacific Rim, Dutton-Lainson, Shelby, Ultra-Fab, Sea-Sense and Atwood. In addition, competition in the cargo management product category primarily comes from Thule, Yakima, Bell, Masterlock and Saris.

Properties

Our principal manufacturing facilities range in size from approximately 27,000 square feet to approximately 225,000 square feet. All of our principal manufacturing facilities are leased. The leases for our manufacturing facilities have initial terms that expire from 2015 through 2023 and are all renewable, at our option, for various terms, provided that we are not in default under the lease agreements. Our executive offices are located in Bloomfield Hills, Michigan under a lease through June 2017. Our buildings have been generally well maintained, are in good operating condition and are adequate for current production requirements.

Cequent Americas	Cequent APEA
United States:	International:
Indiana:	Australia:
South Bend	Keysborough, Victoria*
Iowa:	Perth, Western Australia
Fairfield*	Brisbane, Queensland
Michigan:	Thailand:
Plymouth	Chon Buri*
Tekonsha	New Zealand:
Ohio:	Auckland
Solon	South Africa:
Texas:	Pretoria*
Dallas	Germany:
El Paso	Hartha*
McAllen	United Kingdom:
Deeside*
International:
Canada:
Mississauga, Ontario
Mexico:
Ciudad Juarez*
Reynosa*
Brazil:
Itaquaquecetuba, São Paulo*

* Principal Manufacturing Facility

Acquisition Strategy

We believe that our businesses have significant opportunities to grow through disciplined strategic acquisitions. We typically seek “bolt-on” acquisitions, in which we acquire another industry participant or adjacent product lines that enhance the strengths of our core businesses. When evaluating acquisition targets, we look for opportunities to expand our existing product offerings, gain access to new customers and end markets, add new early life cycle technologies, as well as add additional distribution channels, expand our geographic footprint and/or capitalize on scale and cost efficiencies.

Materials and Supply Arrangements

Our largest raw materials purchased are steel, copper and aluminum. We also consume a significant amount of energy via utilities in our facilities. Raw materials and other supplies used in our operations are normally available from a variety of competing suppliers. In addition to raw materials, we purchase a variety of components and finished products from low-cost sources in China, India, Taiwan, Thailand, Vietnam and Sri Lanka. Steel is purchased primarily from steel mills and service centers with pricing contracts of principally three to six months. Changing global dynamics for steel production and supply may present a challenge to our business. While steel is readily available from a variety of competing suppliers, our business has experienced, and we believe will continue to experience, volatility in the costs of these raw materials. We have not experienced any recent shortages of necessary raw materials.

Employees and Labor Relations

As of March 31, 2015, we had approximately 2,800 full-time employees, of which approximately 18% were located in the United States. In the United States, we have no collective bargaining agreements. Employee relations have generally been satisfactory.

On November 21, 2012, we announced the decision to close our Goshen, Indiana, manufacturing facility, within our Cequent Americas segment, impacting approximately 350 employees of the unionized work force in the United States. The decision to close the plant and move the work to Cequent’s Mexico-based operations is the result of our effort to focus resources in a manner that will best serve our customers and better position us to remain competitive in the markets that we serve. The closure resulted in the separation of approximately 420 employees in Goshen, Indiana and was completed during the fourth quarter of 2013.

Legal Proceedings

We are subject to claims and litigation in the ordinary course of business, but we do not believe that any such claim or litigation is likely to have a material adverse effect on our financial position and results of operations or cash flows.

Seasonality and Backlog

We experience some seasonality in our business. Sales of towing and trailering products in the northern hemisphere, where we generate the majority of our sales, are generally stronger in the second and third calendar quarters, as trailer OEs, distributors and retailers acquire product for the spring and summer selling seasons. Our growing businesses in the southern hemisphere are stronger in the first and fourth calendar quarters. We do not consider order backlog to be a material factor in our businesses.

Intangible Assets

Our identified intangible assets, consisting of customer relationships, trademarks and trade names and technology, are recorded at approximately $62.9 million at March 31, 2015, net of accumulated amortization. The valuation of each of the identified intangibles was performed using broadly accepted valuation methodologies and techniques.

Customer Relationships. We have developed and maintained stable, long-term selling relationships with customer groups for specific branded products and/or focused market product offerings within each of our businesses. Useful lives assigned to customer relationship intangibles range from five to 25 years and have been estimated using historic customer retention and turnover data. Other factors considered in evaluating estimated useful lives include the diverse nature of focused markets and products of which we have significant share, how customers in these markets make purchases and these customers’ position in the supply chain. We also monitor and evaluate the impact of other evolving risks including the threat of lower cost competitors and evolving technology.

Trademarks and Trade Names. Each of our operating groups designs and manufactures products for focused markets under various trade names and trademarks. Our trademark/trade name intangibles are well-established and considered long-lived assets that require maintenance through advertising and promotion expenditures. Because it is our practice and intent to maintain and to continue to support, develop and market these trademarks/trade names for the foreseeable future, we consider our rights in these trademarks/trade names to have an indefinite life, except as otherwise dictated by applicable law.

Technology. We hold a number of U.S. and foreign patents, patent applications, and proprietary product and process oriented technologies. We have, and will continue to dedicate, technical resources toward the further development of our products and processes in order to maintain our competitive position. Estimated useful lives for our technology intangibles range from three to 15 years and are determined in part by any legal, regulatory or contractual provisions that limit useful life. Other factors considered include the expected use of the technology by the operating groups, the expected useful life of the product and/or product programs to which the technology relates, and the rate of technology adoption by the industry.

International Operations

Approximately 28% and 31% of our net sales for the three months ended March 31, 2015 and for the year ended December 31, 2014, respectively, were derived outside of the United States. We may significantly expand our international operations in the future through organic growth as well as acquisitions. In addition, as of March 31, 2015 and December 31, 2014, the majority of our net operating assets were located outside of the United States. We operate manufacturing facilities in Australia, Brazil, Canada, Germany, Mexico, New Zealand, South Africa, Thailand and the United Kingdom. For information pertaining to the net sales and total assets attributed to our international operations for the year ended December 31, 2014, refer to Note 16, “Segment Information,” included in the audited combined financial statements within this prospectus.

CERTAIN RELATIONSHIPS AND RELATED-PARTY TRANSACTIONS

Policy for Review, Approval or Ratification of Transactions with Related Parties

Pursuant to its written charter, the Audit Committee is responsible for reviewing reports and disclosures of insider and affiliated party transactions and monitoring compliance with our written Code of Conduct, which requires employees to disclose in writing any outside activities, financial interests, relationships or other situations that do or may involve a conflict of interest or that present the appearance of impropriety.

Pursuant to the written charter of the Corporate Governance and Nominating Committee and the written Corporate Governance Guidelines, members of the board of directors must properly notify the President and Chief Executive Officer and the Chair of the Corporate Governance and Nominating Committee if any actual or potential conflict of interest arises between us and such member. After notification, the board of directors will evaluate and resolve the matter in our best interest upon recommendation of the Corporate Governance and Nominating Committee.

It is also our policy that the Audit Committee review and approve all transactions (other than those that are de minimis in nature) in which we participate and in which any related person has or will have a direct or indirect material interest. In reviewing and approving such transactions, the Audit Committee obtains all information it believes to be relevant to a review and approval of the transaction. After consideration of the relevant information, the Audit Committee approves only those related person transactions that are determined not to be inconsistent with our best interests.

RELATIONSHIP WITH TRIMAS AFTER THE SPIN-OFF

Historical Relationship with TriMas

We are currently a wholly owned subsidiary of TriMas. We were incorporated in Delaware on January 14, 2015. In conjunction with the spin-off, TriMas will transfer to us all the assets and generally all the liabilities relating to the Cequent businesses. As a result of the historical relationship between us and TriMas, in the ordinary course of our business, we and our subsidiaries have received various services provided by TriMas and some of its other subsidiaries, including accounting, treasury, tax, legal, risk management, communications, human resources, procurement, information technology and other services. Our combined financial statements include allocations by TriMas of a portion of its overhead costs related to those services. These cost allocations have been determined on a basis that we and TriMas consider to be reasonable reflections of the use of those services.

TriMas’ Distribution of Our Common Stock

TriMas, or one of its wholly owned subsidiaries, will be our sole stockholder until completion of the spin-off. In the spin-off, TriMas is distributing its entire equity interest in us to its stockholders in a transaction that is intended to be tax-free to TriMas and its U.S. stockholders. The spin-off will be subject to a number of conditions, some of which are more fully described above under “The Spin-off - Spin-off Conditions and Termination.”

Material Agreements Between TriMas and Us

In the discussion that immediately follows, we have summarized the terms of material agreements that we intend to enter into with TriMas in connection with the spin-off and to govern our ongoing relationship with TriMas following the spin-off. The summaries of these agreements are not complete and are qualified by reference to the terms of the agreements, the forms of which are included as exhibits to the registration statement, of which this prospectus forms a part. We encourage you to read the full text of those agreements. The terms of those agreements have not yet been finalized; changes, some of which may be material, may be made prior to the spin-off.

Separation and Distribution Agreement

The separation and distribution agreement will contain the key provisions relating to the spin-off, including provisions relating to the principal intercompany transactions required to effect the spin-off, the conditions to the spin-off and provisions governing the relationships between TriMas and us after the spin-off.

Transfer of Assets and Assumption of Liabilities. The separation and distribution agreement will provide for those transfers of assets and assumptions of liabilities that are necessary in advance of our separation from TriMas so that each of us and TriMas retains the assets necessary to operate its respective business and retains or assumes the liabilities allocated to it in accordance with the Reorganization.

Representations and Warranties. In general, neither TriMas nor we will make any representations or warranties regarding any assets, businesses, or liabilities transferred or assumed, any consents or approvals that may be required in connection with these transfers or assumptions, the value or freedom from any lien or other security interest of any assets transferred, the absence of any defenses or right of set offs or freedom from counterclaim relating to any claim or other assets of either party or the legal sufficiency of any conveyance documents. Except as expressly set forth in the separation and distribution agreement, all assets will be transferred on an “as is,” “where is” basis.

The Distribution. The separation and distribution agreement will govern TriMas’ and our respective rights and obligations regarding the proposed distribution. Prior to the distribution, TriMas will deliver all of our issued and outstanding shares of common stock to the distribution agent. On the distribution date, TriMas will instruct the distribution agent to electronically deliver our shares of common stock to TriMas’ stockholders based on the distribution ratio. TriMas will have the sole and absolute discretion to determine the terms of, and whether to proceed with, the distribution.

Conditions. The separation and distribution agreement will also provide that several conditions must be satisfied or waived by TriMas in its sole and absolute discretion before the distribution can occur. For further information about these conditions, see “The Spin-off - Spin-off Conditions and Termination.” The TriMas board of directors may, in its sole and absolute discretion, determine the record date, the distribution date and the terms of the spin-off and may at any time prior to the completion of the spin-off decide to abandon or modify the spin-off.

Termination. The TriMas board of directors, in its sole and absolute discretion, may terminate the separation and distribution agreement at any time prior to the distribution.

Release of Claims. TriMas and we will each agree to release the other and its affiliates, successors and assigns, and all persons that prior to the distribution have been the other’s stockholders, directors, officers, members, agents and employees, and their respective heirs, executors, administrators, successors and assigns, from any claims against any of them that arise out of or relate to events, circumstances or actions occurring or failing to occur or any conditions existing at or prior to the time of the distribution. These releases will be subject to exceptions set forth in the separation and distribution agreement.

Indemnification. TriMas and we will each agree to indemnify the other and each of the other’s past and present directors, officers and employees, and each of their successors and assigns, against certain liabilities incurred in connection with the spin-off and our and TriMas’ respective businesses. The amount of either TriMas’ or our indemnification obligations will be reduced by any insurance proceeds the party being indemnified receives. The separation and distribution agreement will also specify procedures regarding claims subject to indemnification.

Tax Sharing Agreement

We and TriMas will enter into a tax sharing agreement prior to the distribution, which will generally govern TriMas’ and our respective rights, responsibilities and obligations after the distribution with respect to taxes for any tax period ending on or before the distribution date, as well as tax periods beginning before and ending after the distribution date. Generally, we will be liable for certain pre-distribution U.S. federal income taxes, foreign income taxes and non-income taxes attributable to our business, and other taxes attributable to us, paid after the distribution. In addition, the tax sharing agreement will address the allocation of liability for taxes that are incurred as a result of restructuring activities undertaken to effectuate the distribution. The tax sharing agreement will also provide that we are liable for taxes incurred by TriMas that arise as a result of our taking or failing to take, as the case may be, certain actions that result in the distribution failing to meet the requirements of a tax-free distribution under Section 355 of the Code.

Employee Matters Agreement

We intend to enter into an employee matters agreement with TriMas, which will generally provide that each of TriMas and us has responsibility for its own employees and compensation plans, subject to certain exceptions as described in the agreement. In general, our employees currently participate in various retirement, health and welfare, and other employee benefit and compensation plans maintained by TriMas. For a limited time period following the spin-off, our employees and former employees will generally continue to participate in such plans pursuant to the employee matters agreement and transition services agreement. Following such period (the length of which may differ among each applicable plan), we will adopt a similar plan or arrangement to cover our employees and former employees, and such individuals will cease to participate in the corresponding TriMas plan. However, it is currently anticipated that TriMas will retain all liabilities under its existing defined benefit pension plan. The employee matters agreement provides for the adjustment of equity awards as described in “The Spin-off - Stock-Based Plans.” Among other things, the employee matters agreement also provides for the allocation of certain employee liabilities and the cooperation between us and TriMas in the sharing of employee information.

Transition Services Agreement

We and TriMas will enter into a transition services agreement under which we and TriMas will provide and/or make available various administrative services and assets to each other for a period expected to end December 31, 2016 or earlier and beginning on the distribution date. Services to be provided by TriMas to us include certain services related to finance, accounting, information technology, legal and employee benefits. Services to be provided by us include certain treasury services.

In consideration for such services, we and TriMas will pay fees to the other for the services provided, and those fees will generally be in amounts intended to allow the party providing the services to recover all of its direct and indirect costs incurred in providing those services.

The personnel performing services under the transition services agreement will be employees and/or independent contractors of the party providing the service and will not be under the direction or control of the party to whom the service is being provided.

The transition services agreement will also contain customary indemnification provisions.

We will be permitted to extend or renew any of the services to be performed under the transition services agreement for a period to be mutually agreed by us and TriMas by sending advance written notice to TriMas.

Noncompetition and Nonsolicitation Agreement

We and TriMas will enter into a noncompetition and nonsolicitation agreement binding us and our subsidiaries. TriMas and its subsidiaries will agree not to engage in activities that compete with the Cequent business being conducted prior to the distribution date. In addition, we and our subsidiaries will agree not to engage in activities that compete with the TriMas business (other than the Cequent business) being conducted prior to the distribution date. For the term of the noncompetition and nonsolicitation agreement, subject to certain exceptions, TriMas will also agree not to solicit our employees for employment with TriMas and we will agree not to solicit TriMas’ employees for employment with us. The noncompetition and nonsolicitation agreement will terminate five years after its effective date.

MANAGEMENT

Executive Officers and Directors

The following table sets the ages, as of March 31, 2015, and titles of our expected executive officers and directors.

Name	Age	Position
Mark Zeffiro	49	President and Chief Executive Officer and Co-Chairman of the Board
David Rice	51	Chief Financial Officer
Jay Goldbaum	33	Legal Director and Corporate Secretary
David C. Dauch	50	Director
Richard L. DeVore	59	Director
Denise Ilitch	59	Director
Samuel Valenti III	69	Co-Chairman of the Board

Executive Officers

A. Mark Zeffiro. Mr. Zeffiro has served as our President and as a member of our board of directors since our incorporation in January 2015 and is expected to be named president and chief executive officer of Horizon in connection with the spin-off. Mr. Zeffiro is also expected to be named Co-Chairman of our board of directors. Mr. Zeffiro has served as group president of Cequent since January 2015. Mr. Zeffiro served as chief financial officer of TriMas from June 2008 and executive vice president of TriMas from May 2013 until January 2015. Prior to joining TriMas, Mr. Zeffiro held various financial management and business positions with General Electric Company, or GE, a diversified technology and financial services company, and Black and Decker Corporation, or Black & Decker, a global manufacturer of quality power tools and accessories, hardware, home improvement products and fastening systems. From 2004, during Mr. Zeffiro’s four-year tenure with Black & Decker, he was vice president of finance for the global consumer product group and Latin America. In addition, Mr. Zeffiro was directly responsible for and functioned as general manager of Black & Decker’s factory store business unit. From 2003 to 2004, Mr. Zeffiro was chief financial officer of First Quality Enterprises, a private company producing consumer products for the health care market. From 1988 through 2002 he held a series of operational and financial leadership positions with GE, the most recent of which was chief financial officer of their medical imaging manufacturing division.

David Rice. Mr. Rice has served as our Vice President and as a member of our board of directors since our incorporation in January 2015 and is expected to be named our chief financial officer in connection with the spin-off. Mr. Rice has been division finance officer of TriMas’ subsidiary Cequent Performance Products, Inc. since 2011. Prior to his appointment in 2011, Mr. Rice held various positions within TriMas, including group controller from 2005 to 2009 and vice president, director of corporate audit from 2009 to 2011. Before joining TriMas in 2005, Mr. Rice held divisional controller positions with GKN Sinter Metals, a leading supplier of powdered metal precision components, from 2004 to 2005, and Mueller Industries, Inc., a manufacturer and distributor of copper, brass, aluminum and plastic fittings, valves and related tubular flow control and industrial products, from 1998 to 2004. Mr. Rice held positions of increasing financial leadership at The Woodbridge Group from 1994 to 1998, a company offering urethane and bead foam technologies to the automotive and commercial vehicle industries and other business sectors. Mr. Rice began his career in public accounting with Coopers and Lybrand and brings over 30 years of accounting and financial leadership, mergers and acquisitions and management of international operations. Mr. Rice will resign as a director prior to the completion of the spin-off.

Jay Goldbaum. Mr. Goldbaum has served as our Vice President and Secretary and as a member of our board of directors since our incorporation in January 2015 and is expected to be named our legal director and corporate secretary in connection with the spin-off. Mr. Goldbaum has been associate general counsel–commercial law with TriMas since January 2014. Mr. Goldbaum joined TriMas in January 2012 and held the position of legal counsel. Before joining TriMas, Mr. Goldbaum was an associate in the corporate and litigation practice groups at the law firm of Jaffe, Raitt, Heuer & Weiss, P.C. from September 2007 to August 2011. Mr. Goldbaum also held the position of chief operating officer at Teal Media, an internet design and communications company from August 2011 to October 2011. Mr. Goldbaum will resign as a director prior to the completion of the spin-off.

Directors

David C. Dauch. Mr. Dauch is expected to be named as a director of the Horizon board in connection with the spin-off. Mr. Dauch is currently president & chief executive officer of American Axle & Manufacturing Holdings, Inc. (AAM), a leading global Tier-One automotive supplier of driveline and drivetrain systems and related components, a position he has held since September 2012. Mr. Dauch was appointed chairman of the board of AAM in August 2013. Since June 2008, he served as AAM’s president & chief operating officer and previously served as executive vice president & chief operating officer. From 1987 to 1995, Mr. Dauch held several positions at Collins & Aikman Products Company, an automotive manufacturer engaged primarily in the design, engineering and manufacture of automotive interior components, systems and modules. Mr. Dauch also served on the Collins & Aikman board of directors from 2002 to 2007. Presently, he serves on the boards of Business Leaders for Michigan, the Detroit Regional Chamber, the Great Lakes Council Boy Scouts of America, the Boys & Girls Club of Southeast Michigan and the Original Equipment Suppliers Association. In December 2014, Mr. Dauch was elected to the board of directors of Amerisure Mutual Holdings, Inc. and the Amerisure Companies. Mr. Dauch also serves on the Miami University Business Advisory Council. Mr. Dauch brings knowledge and experience in executive leadership and operational and management issues relevant to manufacturing environments and public companies.

Richard L. DeVore. Mr. DeVore is expected to be named director of the Horizon board in connection with the spin-off. Mr. DeVore is currently executive vice president of PNC Bank, N.A., a member of the PNC Financial Services Group (PNC), one of the United States’ largest diversified financial services organizations. Mr. DeVore was appointed executive vice president in November 2001 and in his current role, he serves as president for the Detroit and Southeast Michigan regions and chairs the local PNC Foundation. From January 2009 through July 2010 (after its acquisition by PNC) he also served as the chief credit officer and as member of the board of directors of National City Bank, a financial services organization. Mr. DeVore previously held various chief credit officer and managerial positions with PNC from 1991 through 2001. Mr. DeVore currently serves on the boards of a number of civic corporations, including Business Leaders for Michigan, Oakland University, the Detroit Economic Club, the Detroit Symphony Orchestra, the Detroit Regional Chamber and Ann Arbor SPARK. Mr. DeVore has more than 37 years of financial institutions experience and has taught banking and finance courses at Wayne State University. He brings knowledge and expertise in public finance, mergers and acquisitions and treasury management.

Denise Ilitch. Ms. Ilitch is expected to be named a director of the Horizon board in connection with the spin-off. Ms. Ilitch is currently president of Ilitch Enterprises, LLC, a business operations management company, a position she has held since 2005. From 2000 to 2004, Ms. Ilitch served as president of Ilitch Holdings, Inc., an entertainment industries, fundraising and real estate development services company. From 1996 to 2004, Ms. Ilitch served as president of Olympia Development, LLC, a real estate development company. Ms. Ilitch currently serves as trustee for the Skillman Foundation and as regent on the University of Michigan Board of Regents, where she is a member of the health affairs committee. Ms. Ilitch has previously served as a board member of numerous community organizations, including the Detroit Branch of the NAACP, the Detroit Branch of the Federal Reserve Bank of Chicago, Detroit Renaissance, and the Karmanos Cancer Institute. She also co-chaired the 2009 Detroit Crisis Turnaround Team and served as a Detroit Red Wings Alternate Governor for the National Hockey League and as a board member of Major League Baseball. Ms. Ilitch has broad experience in business and operational leadership roles and subject matter expertise in corporate governance and compensation.

Samuel Valenti III. Mr. Valenti is expected to be named co-chair of the Horizon board in connection with the spin-off. Mr. Valenti is currently chair of Valenti Capital LLC, an investment advisory firm, since 1998. Mr. Valenti was named a director of American Axle & Manufacturing Holdings, Inc. (AAM), a manufacturer of automotive driveline and drivetrain components and systems, in October 2013. He also serves as a member of the audit committee and the strategy committee for AAM. Mr. Valenti was named board chair of TriMas in 2002 and is expected to continue to serve on the TriMas board following the spin-off. Mr. Valenti was employed by Masco Corporation, a home improvement and building products manufacturer, from 1968 through 2008. From 1988 through 2008, Mr. Valenti was president and a member of the board of Masco Capital Corporation, and was vice president-investments of Masco Corporation from 1974 to 1998. Mr. Valenti is the former chair of the investment advisory committee of the State of Michigan retirement system and served on the Harvard Business School Advisory Council. He currently serves on the advisory council at the University of Notre Dame and the advisory board at the University of Michigan Business School Zell-Lurie Institute. Mr. Valenti is a member of Business Leaders for Michigan and serves as chair of the Renaissance Venture Capital Fund. As chair of the TriMas board since 2002 and as an executive of Masco for 40 years, Mr. Valenti has extensive knowledge and expertise in the management of diversified manufacturing businesses and subject matter expertise in the areas of finance, economics, corporate governance and asset management.

A. Mark Zeffiro. See executive officers section. Mr. Zeffiro has extensive knowledge and expertise in financial reporting, mergers and acquisitions and executive leadership.

Board Composition

As of the distribution date, we expect that our board of directors will consist of five directors. The NYSE requires that a majority of our board of directors qualify as “independent” according to the rules and regulations of the SEC and the NYSE. We intend to comply with those requirements. Our board of directors will be divided into three classes, with each director serving a three-year term following the annual meeting of stockholders at which that director was elected, except with respect to the initial term of the directors designated below. We expect that our directors will initially be divided among the three classes as follows:

Class I: Mark Zeffiro will serve initially as Class I director (with a term expiring in 2016).

Class II: Denise Ilitch and Richard L. DeVore will serve initially as Class II directors (with a term expiring in 2017).

Class III: David C. Dauch and Samuel Valenti III will serve initially as Class III directors (with a term expiring in 2018).

Board Leadership Structure

Upon consummation of the spin-off, our board of directors will be led by Co-Chairmen Mark Zeffiro and Samuel Valenti III. The Co-Chairmen will oversee the planning of the annual board of directors’ calendar and, in consultation with the other directors, will schedule and set the agenda for meetings of the board of directors and lead the discussions at such meetings. In addition, the Co-Chairmen will provide guidance and oversight to other members of management, help with the formulation and implementation of our strategic plans and act as the board of directors’ liaison to the rest of management. In this capacity, the Co-Chairmen will be actively engaged on significant matters affecting us. The Co-Chairmen will also lead our annual meetings of stockholders and perform such other functions and responsibilities as requested by the board of directors from time to time.

We have determined that it is in our best interests to be led by Messrs. Valenti and Zeffiro as Co-Chairmen of the board. As Co-Chairmen, Messrs. Valenti and Zeffiro promote unified leadership and direction of the board and management, and provide the critical leadership necessary for carrying out our strategic initiatives, while maintaining our stability as a newly independent public company given their positions with TriMas prior to the spin-off. It is expected that, after we have operated as a public company for approximately one year, Mr. Valenti will step down from his role as Co-Chairman of the board, and Mr. Zeffiro will assume the role as sole Chairman of the board.

Committees of Our Board of Directors

Audit Committee

Our Audit Committee is expected to consist of Messrs. DeVore (chair), Dauch and Valenti and Ms. Ilitch as of the consummation of the spin-off. All of the members of the Audit Committee are expected to be independent under the rules of NYSE and Rule 10A-3 under the Exchange Act. Each of the committee members is financially literate within the requirements of NYSE and Mr. DeVore will qualify as an audit committee financial expert.

The Audit Committee will be responsible for providing independent, objective oversight and review of our auditing, accounting and financial reporting processes, including reviewing the audit results and monitoring the effectiveness of our internal audit function. In addition, the Audit Committee will be responsible for (1) selecting our independent registered public accounting firm, (2) approving the overall scope of the audit, (3) assisting the board of directors in monitoring the integrity of our financial statements, our independent registered public accounting firm’s qualifications and independence, the performance of our independent registered public accounting firm and our internal audit function and compliance with relevant legal and regulatory requirements, (4) annually reviewing our independent registered public accounting firm’s report describing the auditing firm’s internal quality control procedures and any material issues raised by the most recent internal quality control review, or peer review, of the auditing firm, (5) discussing the annual audited financial and quarterly statements with management and the independent registered public accounting firm, (6) discussing earnings press releases and any financial information or earnings guidance provided to analysts and rating agencies, (7) discussing policies with respect to risk assessment and risk management, (8) meeting separately and periodically, with management, internal auditors and the independent registered public accounting firm, (9) reviewing with the independent auditor any audit problems or difficulties and management’s response, (10) setting clear hiring policies for employees or former employees of the independent registered public accounting firm, (11) handling such other matters that are specifically delegated to the Audit Committee by applicable law or regulation or by the board of directors from time to time, and (12) reporting regularly to the full board of directors.

Compensation Committee

Our Compensation Committee is expected to consist of Ms. Ilitch (chair) and Messrs. Dauch and DeVore as of the consummation of the spin-off. The Compensation Committee will be responsible for monitoring and administering our compensation and employee benefit plans and reviewing, among other things, base salary levels, incentive awards and bonus awards for officers and key executives, and such other matters that are specifically delegated to the Compensation Committee by applicable law or regulation, or by the board of directors from time to time. All of the members of our Compensation Committee are expected to be independent under the rules of NYSE and Rule 10C-1 of the Exchange Act. The Compensation Committee’s duties will include, among other things, (1) reviewing and approving our overall executive and director compensation philosophy and the executive and director compensation programs to support our overall business strategy and objectives, (2) overseeing the management continuity and succession planning process (except as otherwise within the scope of the Corporate Governance and Nominating Committee) with respect to our officers, and (3) preparing any report on executive compensation required by the applicable rules and regulations of the SEC and other regulatory bodies.

Corporate Governance and Nominating Committee

Our Corporate Governance and Nominating Committee is expected to consist of Messrs. Dauch (chair), DeVore and Valenti and Ms. Ilitch as of the consummation of the spin-off. The Corporate Governance and Nominating Committee will be responsible for identifying and nominating individuals qualified to serve as board members and recommending directors for each board committee. All of the members of our Corporate Governance and Nominating Committee are expected to be independent under the rules of NYSE.

Compensation Committee Interlocks and Insider Participation

Our Compensation Committee is expected to consist of Messrs. Dauch and DeVore and Mrs. Ilitch as of the consummation of the spin-off. None of these individuals is or has ever been an officer or employee of ours or of any of our subsidiaries. None of our executive officers currently serves or has served as a member of the compensation committee or other board committee performing equivalent functions of any entity that has one or more executive officers serving as one of our directors or on our Compensation Committee. None of our executive officers currently serves or has served as a member of the board of directors of any other entity that has one or more executive officers serving on our compensation committee.

Code of Ethics

Prior to the distribution date, we will adopt a written Code of Conduct that is designed to reinforce our commitment to high ethical standards.

Corporate Governance Guidelines

Prior to the distribution date, we will adopt Corporate Governance Guidelines to assist us with the proper management and governance of the activities of our board of directors. These guidelines address, among other things, director responsibilities, qualifications (including independence), compensation and access to management and advisers.

EXECUTIVE COMPENSATION

Introduction

As an emerging growth company under the JOBS Act, we have opted to comply with the executive compensation disclosure rules applicable to “smaller reporting companies,” which require compensation disclosure for our principal executive officer and the two most highly compensated executive officers (other than our principal executive officer) serving as executive officers at the end of the fiscal year. This section describes the executive compensation program in place for our Named Executive Officers, or NEOs, for 2014, who are:

(1)	Mark Zeffiro - President and Chief Executive Officer;

(2)	David Rice - Chief Financial Officer; and

(3)	Jay Goldbaum - Legal Director and Corporate Secretary.

The information provided for 2014 and any prior periods reflects compensation earned at TriMas for each of the NEOs based on their respective roles within TriMas during 2014. All compensation earned during 2014 and to date in 2015 by our NEOs was and has been earned in their current capacities at TriMas and no compensation will be earned at Horizon until the spin-off has occurred. Mr. Zeffiro is identified as an NEO because he is expected to serve as our President and Chief Executive Officer, and Messrs. Rice and Goldbaum are identified because they are expected to serve as our Chief Financial Officer and Legal Director, respectively.

All 2014 executive compensation decisions for our NEOs prior to the spin-off were or will be made or overseen by the TriMas Compensation Committee or TriMas management, as further described below. Except as discussed below under “—Our Anticipated Compensation Programs,” no decisions with respect to Horizon compensation for 2015 or any subsequent year for any of the NEOs have been made. We expect that any such decisions will be made by the Horizon Compensation Committee following the spin-off. We currently anticipate that, except as otherwise described in this section, compensation programs for our NEOs immediately following the distribution date will be substantially similar to the programs currently utilized by TriMas for its executive officers.

2014 Summary Compensation Table

The following table sets forth compensation information regarding our NEOs during the fiscal year ended December 31, 2014.

Name and Principal Position	Year	Salary ($)	Bonus ($)(1)	Stock Awards ($)(2)(3)	Non-Equity Incentive Plan Compensation ($)(4)	Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
Mark Zeffiro, President and Chief Executive Officer	2014	467,650	—	885,907	221,005	—	107,062	1,681,624

David Rice, Chief Financial Officer	2014	236,899	—	75,670	22,416	—	15,835	350,820

Jay Goldbaum, Legal Director	2014	153,164	2,220	34,694	18,624	—	4,355	213,057

(1)	This amount represents a discretionary cash bonus paid to Mr. Goldbaum with respect to 2014.

(2)

All awards in this column relate to restricted stock granted under the TriMas Corporation 2011 Omnibus Incentive Compensation Plan that are calculated in accordance with Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 718, “Stock Compensation.” This column also includes compensation for performance share units based on the targeted attainment levels, which represents the probable outcome of the performance condition on the date of grant. Included in this amount is the full value of the 20% of 2014 short-term incentive program (“STI”) amounts earned and required to be paid in TriMas restricted stock units in 2015, with the number of shares determined based on TriMas’ closing stock price as of February 27, 2015. See “Executive Compensation - Key 2014 Named Executive Officer Compensation Components and Decisions” below for more information about these awards. See “The Spin-off - Stock-Based Plans - Treatment of Equity-Based Compensation” for information about the treatment of the NEOs’ TriMas equity awards in connection with the spin-off.

(3)

On March 5, 2014, each NEO received TriMas time-based restricted stock awards which vest ratably over a three-year period. In addition, as mentioned above, each NEO received TriMas performance-based awards which cliff-vest after three years and are subject to a targeted earnings per share growth rate and average return on invested capital generated by TriMas over the performance period. Maximum fair values for each of the performance-based awards was $986,411 for Mr. Zeffiro, $83,228 for Mr. Rice, and $35,674 for Mr. Goldbaum. Attainment of the performance-based awards can vary from zero percent if the lowest milestone is not attained to a maximum of 237.5% of target award. See “The Spin-off - Stock-Based Plans - Treatment of Equity-Based Compensation” for information about the treatment of the NEOs’ TriMas equity awards in connection with the spin-off.

(4)

STI payments are made in the year subsequent to which they were earned. Amounts earned under the 2014 STI were approved by the TriMas Compensation Committee on February 24, 2015. Reported amounts consist of the portions of the awards paid in cash. See “Executive Compensation - Key 2014 Named Executive Officer Compensation Components and Decisions” below for more information about these awards.

Discussion of 2014 Named Executive Officer Compensation Program

2014 Named Executive Officer Compensation Program Description

Overview of Key 2014 Program Elements

The main elements of TriMas’ 2014 compensation structure for our NEOs and a description of each element are provided below:

	Element	Description
Fixed	Base Salary	Fixed compensation component payable in cash. Reviewed annually and subject to adjustment
Variable	Short-Term Incentive (“STI”) Plan	STI paid in cash and equity (20% of award paid in TriMas service-based restricted stock unit awards (“RSUs”), subject to one-year vesting), and payable based on performance against annually established goals
Variable	Long-Term Incentive (“LTI”) Plan	Equity based awards include restricted stock awards (“RSAs”) and performance stock units (“PSUs”) covering TriMas common stock
Fixed	Retirement and Welfare Benefits	Retirement plans, health care and insurance benefits

In addition, Mr. Zeffiro was entitled to a perquisite allowance and personal use of corporate aircraft for 2014, and Mr. Goldbaum received a discretionary bonus, each as further described below.

General Method for Determining 2014 Named Executive Officer Compensation

Role of the TriMas Compensation Committee

The governance process designed by the TriMas board of directors (the “TriMas Board”) expressly delegated to the TriMas Compensation Committee the responsibility to make all decisions regarding compensation for Mr. Zeffiro, as Mr. Zeffiro was serving TriMas as an executive officer during 2014. The TriMas Compensation Committee was composed entirely of independent directors, none of whom derived a personal benefit from the compensation decisions the TriMas Compensation Committee made for 2014.

The role of the TriMas Compensation Committee was to oversee TriMas’ compensation and benefit plans and policies, review and approve equity grants and administer share-based plans, and review and approve compensation decisions relating to TriMas’ executive officers, including Mr. Zeffiro.

Role of TriMas Management

With respect to Mr. Zeffiro’s 2014 compensation, certain senior executives of TriMas provided information used by the TriMas Compensation Committee in the compensation decision-making process. Specifically, David M. Wathen, the President and Chief Executive Officer of TriMas, provided input to the TriMas Compensation Committee regarding corporate and business unit performance goals and results. He also reviewed with the TriMas Compensation Committee the performance of Mr. Zeffiro and made recommendations to the TriMas Compensation Committee regarding his compensation.

Mr. Zeffiro reviewed and approved Mr. Rice’s 2014 base salary and target STI opportunity. Joshua Sherbin, TriMas’ Vice President, General Counsel, Chief Compliance Officer and Corporate Secretary, approved Mr. Goldbaum’s 2014 base salary and target STI opportunity. In terms of other compensation decisions for Mr. Zeffiro, Colin Hindman, TriMas’ Vice President, Human Resources regularly worked with the TriMas Compensation Committee chair to prepare materials for TriMas Compensation Committee discussions and presented management’s recommendations regarding program changes. Mr. Hindman also worked with Messrs. Sherbin and Zeffiro in making the compensation decisions described above with respect to Messrs. Rice and Goldbaum.

The TriMas Compensation Committee carefully considered TriMas management’s input with respect to Mr. Zeffiro’s compensation, but was not bound by their recommendations in making its final pay program decisions with respect to Mr. Zeffiro.

Independent Compensation Committee Consultant

Meridian Compensation Partners, LLC (“Meridian”), as the TriMas Compensation Committee’s external executive compensation consulting firm, was retained by and reported directly to the TriMas Compensation Committee. Representatives from Meridian attended TriMas Compensation Committee meetings, met with TriMas Compensation Committee members in executive sessions and consulted with the members as required, which work was taken into account by the TriMas Compensation Committee in making executive compensation decisions for Mr. Zeffiro for 2014.

Key 2014 Named Executive Officer Compensation Components and Decisions

A description of the material elements of TriMas’ 2014 executive compensation program for our NEOs is provided in the following paragraphs:

2014 Base Salaries

The TriMas Compensation Committee approved a 3.0% base salary adjustment for Mr. Zeffiro. Mr. Zeffiro approved a 3.0% base salary adjustment for Mr. Rice, and Mr. Sherbin approved a 4.5% base salary adjustment for Mr. Goldbaum. As a result, the following salary adjustments were approved for 2014 for our NEOs:

Named Executive Officer	Base Salary Rate as of January 1, 2014	Base Salary Rate effective July 1, 2014	% Increase
Mr. Zeffiro	$460,700	$474,600	3.0%
Mr. Rice	233,398	240,400	3.0%
Mr. Goldbaum	150,000	156,750	4.5%

2014 STI Compensation Plan

Target awards

Short-term incentive, or STI awards, were provided under TriMas’ 2011 Omnibus Incentive Compensation Plan. Each of our NEOs had a target STI opportunity for 2014 that was expressed as a percentage of base salary. Mr. Zeffiro’s target opportunity was established by the TriMas Compensation Committee based on his salary as of June 30, 2014, and Messrs. Rice and Goldbaum’s target opportunities were established by Messrs. Zeffiro and Sherbin, respectively, based on their salaries as of January 1, 2014. Target awards for 2014 are shown in the following chart:

Named Executive Officer	Target STI Amount	Target Award as Percent of Salary
Mr. Zeffiro	$356,000	75.0%
Mr. Rice	93,400	40.0%
Mr. Goldbaum	30,000	20.0%

Messrs. Zeffiro and Goldbaum’s awards were based on TriMas’ company-wide performance for 2014, and Mr. Rice’s award was based on Cequent Performance Products’ performance for 2014. Depending on the performance results achieved, actual awards generally could have varied as a percent of target from a threshold of 0% to a maximum of 220% for participants at the TriMas company-wide level, and from 0% to 200% for Cequent Performance Products’ participants.

Consistent with the program design, the NEOs (because their target awards exceeded $20,000) received 80% of their earned awards in cash and the remaining 20% in the form of a TriMas RSU that vests one year from the grant date, generally subject to continued employment. The number of units awarded was based on the 20% award value divided by the closing share price of TriMas common stock on the date of the RSU grant.

Performance Measures

The STI measured TriMas’ company-wide financial performance metrics to determine STI awards earned by participants with TriMas company-wide responsibilities and measured Cequent Performance Products’ metrics to determine STI awards earned by participants with Cequent Performance Products responsibilities. Messrs. Zeffiro and Goldbaum were eligible to earn STI awards based on achieving TriMas company-wide performance goals. Mr. Rice was eligible to earn an STI award based on achievement of Cequent Performance Products performance goals.

For 2014, the TriMas Compensation Committee approved the specific performance metrics for the STI program, and their relative weightings. If the designated target level for each performance metric was attained, the STI award was designed to pay out at 100% for the metric. The threshold was the lowest level of payout below which no payment was made for that specific component. If performance for a metric was between the identified threshold and the maximum, the actual payout was determined based on the achievement of milestones within a matrix, with the distance between the milestones pre-determined depending on the respective metric.

TriMas Company-Wide Performance Measures

The following TriMas company-wide performance metrics were selected for the 2014 STI for employees with TriMas company-wide responsibility (Messrs. Zeffiro and Goldbaum):

•

Sales/Profitability - 40%. This metric provided for rewards based on TriMas’ performance in two areas: (1) TriMas’ consolidated recurring operating profit as a percent of net sales (operating margin), and (2) TriMas’ level of net sales volume achieved. Recurring operating profit means earnings before interest, taxes and other income/expense, and excludes certain non-recurring charges (cash and non-cash) associated with business restructuring, cost savings projects and asset impairments. For purposes of this computation, net sales means net trade sales excluding all intercompany activity.

•

Earnings Per Share - 40%. Earnings Per Share (“EPS”) was TriMas’ diluted earnings per share from continuing operations, as reported in TriMas’ publicly filed reports, adjusted to exclude the after-tax impact of non-recurring charges (cash and non-cash) associated with items such as business restructuring, cost savings projects and asset impairments.

•

Cash Flow - 20%. Cash flow was the sum of TriMas’ recurring operating profit (defined above), adjusted (1) up or down for other income/expense, (2) up or down for changes in working capital, (3) upward for depreciation and amortization, and (4) downward for capital expenditures, cash interest and cash taxes.

For 2014, the specific TriMas company-wide performance goals and actual achievements were as follows:

Metric		Threshold	Target	Maximum	Actual 2014 Results	Weighting	Payout %
Sales / Profitability	Performance Goal	$1,394.9 million in sales and 9.9% operating profit	$1,498.4 million in sales and 11.0% operating profit	$1,603.3 million in sales and 11.2% operating profit	$1,490 million in sales and 9.73% in operating profit	40%	16.8%
	Payout as % of Target	29%	100%	200%	42%
EPS	Performance Goal	$1.96 earnings per share	$2.16 earnings per share	$2.38 earnings per share	$1.93 earnings per share	40%	20.8%
	Payout as % of Target	50%	100%	250%	52%
Cash Flow	Performance Goal	$49.5 million cash flow	$66.0 million cash flow	$82.5 million cash flow	$84 million cash flow	20%	40%
	Payout as % of Target	70%	100%	200%	200%

Cequent Performance Products Performance Measures.

For 2014, the STI for Mr. Rice was based on the following performance measures at TriMas’ Cequent Performance Products level.

•

Sales/Profitability - 35%. This measure provides for rewards based on Cequent Performance Products performance in two areas: (1) recurring operating profit as a percent of net sales (operating margin) and (2) the level of net sales volume achieved. Recurring operating profit means earnings before interest, taxes, bonus expense and other income/expense, and excludes certain non-recurring charges (cash and non-cash) associated with business restructuring, cost savings projects and asset impairments. For purposes of this computation, net sales means net trade sales excluding all intercompany activity.

•

Cash Flow - 25%. Cash flow is the sum of recurring operating profit (defined above), adjusted (1) up or down for other income/expense, (2) up or down for changes in working capital, (3) upward for depreciation and amortization, and (4) downward for capital expenditures, cash, interest and cash taxes.

•

Gross Margin/Productivity - 25%. This measure provides for rewards based on performance in two areas: (1) recurring gross profit as a percent of net sales (gross margin) and (2) productivity. Recurring gross profit means net trade sales (excluding intercompany sales) less cost of sales (bonus expense included in the calculation of cost of sales is excluded) and excludes certain non-recurring charges (cash and non-cash) associated with business restructuring, cost savings projects and asset impairments. Productivity is a measure based on the achieved gross total cost savings realized from approved business initiatives. Types of productivity projects include value-added value-engineered, facility rationalization, vendor cost downs, outsourcing/insourcing, and moves to low cost countries. Productivity does not include volume-related improvements (for example, the natural leverage of fixed costs attributable to higher levels of production).

•	% New Products/Product Growth - 15%. The Percentage of New Products/Product Growth metric measures the percent of Cequent Performance Products sales that come from new products or markets. This measure is calculated by dividing the net sales for specifically identified new products or new markets by total net sales for the business. Each of the new products or new market projects is agreed upon as part of the annual business planning process at the outset of the year.

For 2014, the specific performance goals and actual achievements for Cequent Performance Products were as follows:

Metric		Threshold	Target	Maximum	Actual 2014 Results	Weighting	Payout %
Sales / Profitability	Performance Goal	$269.2 million in sales and 8.2% operating profit	$299.1 million in sales and 9.7% operating profit	$320.0 million in sales and 10.2% operating profit	$295.3 million in sales and 7.1% in operating profit	35%	—%
	Payout as % of Target	21%	100%	200%	—%
Cash Flow	Performance Goal	$25.76 million cash flow	$32.20 million cash flow	$38.64 million cash flow	$14.2 million cash flow	25%	—%
	Payout as % of Target	70%	100%	200%	—%
Gross Margin/Productivity	Performance Goal	27.61% margin and $11.90 million in productivity gains	28.44% margin and $14.87 million in productivity gains	28.94% margin and $18.44 million in productivity gains	25.81% margin and $15.25 million in productivity gains	25%	—%
	Payout as % of Target	20%	100%	200%	—%
% New Product/Product Growth(1)	Payout as % of Target	60%	100%	200%	200%	15%	30%

(1)

The specific threshold, target and maximum performance goals for this metric are not disclosed in this registration statement due to competitive harm considerations. However, the TriMas Compensation Committee set the target for this metric at a level that required Cequent Performance Products to successfully expand its product portfolio and geographic market base to contribute both to 2014 sales and profitability and provide a foundation for 2015 activity. Achievement at each milestone requires innovation and commercialization. TriMas believes that the goals have been established at levels that should be appropriately difficult to attain. The threshold goals were expected to require a level of effort slightly above that generally expected from all of TriMas’ employees to earn their fixed compensation, and the target goals were expected to require considerable additional and increasing collective effort on the part of all of TriMas’ employees, but especially for Mr. Rice, to achieve. Achievement of the maximum goal was considered to be a stretch goal given current market conditions.

Award Determination and Payouts

In February 2015, the TriMas Compensation Committee determined the degree to which the STI goals for the prior year were achieved, which actual results are highlighted in the tables above for the TriMas company-wide and Cequent Performance Products performance metrics. As a result, our NEOs earned the following STI payouts for 2014 performance:

Named Executive Officer	Target Award as Percent of Salary	Target STI Amounts	Actual Short- Term Incentive Award Earned	Short-Term Incentive Payout as % of Total Target Award	Short-Term Incentive Earned and Paid in Cash(1)	Short-Term Incentive Earned and Paid in Restricted Stock units in March 2015(1)
Mr. Zeffiro	75.0%	$356,000	$276,256	77.6%	$221,005	$55,251
Mr. Rice	40.0%	$93,400	$28,020	30.0%	$22,416	$5,604
Mr. Goldbaum	20.0%	$30,000	$23,280	77.6%	$18,624	$4,656

(1)	Amounts earned by the NEOs were paid 80% in cash, with the remaining 20% paid in TriMas RSUs that vest on the one-year anniversary of the grant date.

2014 Discretionary Bonus for Mr. Goldbaum

In February 2015, Mr. Wathen approved a discretionary bonus of $2,220 for Mr. Goldbaum, which bonus was paid on March 5, 2015. This bonus was subjectively determined by Mr. Wathen.

Long-Term Incentive Program

TriMas historically maintained three operational equity incentive plans, referred to as the TriMas Corporation 2002 Long-Term Equity Incentive Plan, the TriMas Corporation 2006 Long-Term Equity Incentive Plan and the TriMas Corporation 2011 Omnibus Incentive Compensation Plan (these last two plans, collectively, the “TriMas Equity Plans”). Awards under the TriMas Equity Plans are generally subject to the anti-dilution provisions of such plans, which may in the case of some corporate events permit anti-dilution adjustments to the terms and provisions of such awards, including the exercise price of outstanding stock options.

2014 Long-Term Incentive Awards

Under the 2014 LTI Award Program (“2014 LTI”), the TriMas Compensation Committee granted to TriMas’ NEOs PSUs and service-based RSAs that were designed to be settled in shares of TriMas common stock, with each vehicle accounting for 50% of the overall 2014 LTI target award value. The aggregate 2014 LTI award sizes as a percentage of each NEO’s base salary, as well as the approved target 2014 LTI grants for the 2014-2016 cycle for our NEOs, are as follows:

Named Executive Officer	2014 LTI Award as a % of June 30, 2014 Base Salary	Service-Based RSAs ($ Value)	PSUs ($ Value)
Mr. Zeffiro	175.0%	$415,328	$415,328
Mr. Rice	30.0%	$35,033	$35,033
Mr. Goldbaum	20.0%	$15,019	$15,019

The dollar values listed in the above chart were converted into a number of units based on the closing stock price of TriMas common stock on March 5, 2014.

The 2014 service-based RSAs were designed to generally vest in three equal installments on the first three anniversaries of the grant date of the award. The 2014 PSU awards were designed to be earned based on the achievement of specific performance measures over a period of three calendar years. For the 2014-2016 cycle (began on January 1, 2014 and ends on December 31, 2016), 75% of the PSU award is earned based on the achievement of a specified TriMas EPS CAGR rate and 25% of the PSU award is earned based on the achievement of a specified TriMas three-year average return on invested capital (“ROIC”). Based on the degree to which the performance goals are met, any PSUs earned for the 2014-2016 cycle were designed to vest in 2017.

However, see “The Spin-off - Stock-Based Plans” for a description of the treatment of RSAs and PSUs in connection with the spin-off.

2012 PSU Grant (2012 to 2014 Performance Period) - Results

The following is provided to describe the performance goals for 2012 PSU awards granted to the NEOs, the actual results relative to such performance goals, and how TriMas calculated the payout amount for each PSU award. Our NEOs also received 2012 RSAs that vested in early 2015.

The 2012 PSU award opportunities provided to the NEOs in 2012 represented performance based opportunities allocating 75% to TriMas’ EPS CAGR and 25% to TriMas’ cash generation for 2012 through 2014. Cash generation refers to the TriMas cash flow for the three fiscal years in the cycle from operating activities less capital expenditures, as publicly reported by TriMas, plus or minus special items that may occur from time-to-time, divided by TriMas’ three-year income from continuing operations as publicly reported by TriMas, plus or minus special items that may occur from time-to-time. Overall achievement could vary from 12.5% of the target award (assuming threshold performance) to 237.5% of the target award (assuming maximum performance), with no award earned if performance fell below threshold levels.

The threshold, target, and maximum growth rates (with resulting EPS amounts), achieved growth rates (with resulting EPS amounts) and resulting percentage of target award achieved for each portion of the PSU awards are summarized in the tables below:

	Attainment	Weighting	Total
EPS	67.0%	75.0%	50.25%
Cash Conversion	80.0%	25.0%	20.00%

Total Payout			70.25%

	Threshold				Target				Maximum				% of Target Achieved
	EPS Growth Rate	EPS	Cash Generation Growth Rate	Cash Generation	EPS Growth Rate	EPS	Cash Generation Growth Rate	Cash Generation	EPS Growth Rate	EPS	Cash Generation Growth Rate	Cash Generation

2012 - 2014 Performance	6.0%	$1.87	60.0%	$134,964	15.0%	$2.39	95.0%	$213,693	22.0%	$2.85	120.0%	$269,927

Actual Results					11.4%	$2.17	80.0%	$182,201					70.25%

The achieved growth rates and resulting EPS amounts for each year reported above were calculated with adjustments for TriMas’ acquisitions, divestitures, severance, business restructuring costs, debt refinancing and equity offering dilution pursuant to the terms of the TriMas Equity Plan and as approved by the TriMas Compensation Committee.

Performance results were calculated at the conclusion of the performance period (December 31, 2014), with payout amounts determined mathematically by multiplying the number of units per the target award for each NEO times the percent of target achieved (70.25%). The PSU awards were settled in shares of TriMas common stock in early 2015.

2013 Long-Term Incentive Awards

In 2013, the following PSU and service-based RSAs were provided to our NEOs, which awards were designed to be settled in shares:

Named Executive Officer	Service-Based RSAs (#)	PSUs (#)
Mr. Zeffiro	13,896	13,896
Mr. Rice	1,173	1,173
Mr. Goldbaum	862	N/A

The service-based RSAs were designed to vest in three equal installments on the first three anniversaries of the grant date of the award. The PSU awards were designed to be earned based on the achievement of specific performance measures over a period of three calendar years, with the three-year cycle beginning on January 1, 2013 and ending on December 31, 2015. For the 2013-2015 cycle, 75% of the award is earned based on the achievement of a specified EPS CAGR, and 25% of the award is earned based on cash generation.

•	75% based on EPS cumulative average growth rate (“EPS CAGR”): Measured by EPS compounded annual growth rate for the three fiscal years in the cycle; and

•

25% based on cash generation: Cash generation refers to the TriMas cash flow for the three fiscal years in the cycle from operating activities less capital expenditures, as publicly reported by TriMas, plus or minus special items that may occur from time-to-time, divided by TriMas’ three-year income from continuing operations as publicly reported by TriMas, plus or minus special items that may occur from time-to-time.

The actual number of PSUs earned was designed to be determined based on performance achieved, with amounts that can vary from 30% of the target PSU award (assuming threshold performance) to a maximum of 250% of the target PSU award with respect to the EPS CAGR and from 30% of the target PSU award (assuming threshold performance) to a maximum of 200% of the target PSU award with respect to cash generation. The performance goals for the PSU awards were established at the beginning of the three-year cycle. The PSU awards were designed to vest on a “cliff” basis after the end of the three-year performance period.

Benefits and Retirement Programs

During 2014, the NEOs were eligible to participate in benefit plans that were available to substantially all TriMas U.S. employees. These programs included participation in TriMas’ retirement program (comprised of a 401(k) savings component and a quarterly contribution component), and in TriMas’ medical, dental, vision, group life and accidental death and dismemberment insurance programs. These retirement benefits are designed to reward continued employment with TriMas and assist participants with financial preparation for retirement.

TriMas makes matching contributions for active participants in the 401(k) savings component equal to 25% of the participants’ permitted contributions, up to a maximum of 5% of the participant’s eligible compensation. In addition, for most employees TriMas may contribute up to an additional 25% of matching contributions based on TriMas’ annual financial performance.

Under the terms of TriMas’ quarterly contribution component of its retirement program, TriMas contributes to the employee’s plan account an amount determined as a percentage of the employee’s base pay upon an employee’s eligibility following one year of employment. The percentage is based on the employee’s age and for salaried employees ranges from 1.0% for employees under the age of 30 to 4.5% for employees age 50 and over. For 2014, Mr. Zeffiro received 4.0%, Mr. Rice received 4.5%, and Mr. Goldbaum received 1.5%.

Executive Retirement Program

TriMas’ executive retirement program provides Mr. Zeffiro with retirement benefits in addition to those provided under TriMas’ qualified retirement plans. TriMas offers these additional programs to enhance total executive pay so that it remains competitive in the market. Effective January 9, 2013 TriMas began funding a Rabbi Trust for its obligations under this program. Trust assets are subject to the claims of TriMas’ creditors in the event of bankruptcy.

Under TriMas’ Supplemental Executive Retirement Plan (“SERP”), TriMas makes a contribution to Mr. Zeffiro’s account at the end of each quarter with the amount determined as a fixed percentage of his eligible compensation. The percentage (4.0%) is based on Mr. Zeffiro’s age on the date of original participation in the plan. Contributions vest 100% after five years of eligible employment with TriMas. Immediate vesting in TriMas’ contributions occurs upon attainment of retirement age or death.

TriMas’ Compensation Limit Restoration Plan (“CLRP”) provides benefits to Mr. Zeffiro in the form of TriMas contributions which would have been payable under the quarterly contribution component of TriMas’ tax-qualified retirement plan, but for tax code limits on the amount of pay that can be considered in a qualified plan. There are no employee contributions permitted under this plan. TriMas contributions under the CLRP vary as a percent of eligible compensation based on Mr. Zeffiro’s age.

The executive retirement program also provides for an elective deferral compensation feature to supplement the existing executive retirement program. Mr. Zeffiro may elect to defer up to 25% of base pay and up to 100% of bonus. Contributions to TriMas’ executive retirement program are invested in accordance with Mr. Zeffiro’s directives based on the investment options in TriMas’ retirement program. Investment directives can be amended by Mr. Zeffiro at any time.

Neither Mr. Rice nor Mr. Goldbaum was eligible to participate in the SERP or the CLRP in 2014.

Perquisites and All Other Compensation Amounts

Amounts set forth above in the “All Other Compensation” column of the 2014 Summary Compensation Table for the NEOs include TriMas contributions to the retirement and 401(k) plans described above in the amount of $42,972 for Mr. Zeffiro, $15,835 for Mr. Rice, and $4,355 for Mr. Goldbaum. TriMas also maintains a Flexible Cash Allowance Policy, and under this program Mr. Zeffiro received a $55,000 allowance, paid quarterly in cash during 2014, in lieu of other TriMas-provided perquisites, including supplemental universal life insurance, automobile allowance, private club membership, and tax reimbursements.

In addition, under certain circumstances, Mr. Zeffiro may utilize TriMas’ corporate owned or leased aircraft for personal use (including spousal use). Neither Mr. Rice nor Mr. Goldbaum was eligible for this perquisite in 2014. The value of the benefit for Mr. Zeffiro, which was $9,090 for 2014, is based on the aggregate incremental cost to TriMas. Incremental cost is estimated based on the variable costs to TriMas, including fuel costs, mileage, certain maintenance, on-board catering, landing/ramp fees and certain other miscellaneous costs. Fixed costs that do not change based on usage, such as pilot salaries and depreciation of aircraft, are excluded. For income tax purposes, the amounts included in Mr. Zeffiro’s income are calculated based on the standard industry fare level valuation method. No tax gross-ups are provided for this imputed income. Where Mr. Zeffiro’s spouse accompanied him, TriMas has determined that there was no incremental cost for the spouse’s presence on such flights.

Employment Agreements

During 2014, TriMas was not a party to any employment contract with our NEOs.

Outstanding Equity Awards at 2014 Fiscal Year-End

The following tables provides information about outstanding equity awards for each of our named executive officers as of December 31, 2014.

Named Executive Officer	Grant Date	Number of Shares or Units of Stock That Have Not Vested(#) (1)	Market Value of Shares or Units of Stock That Have Not Vested ($) (2)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested(#) (1)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Right That Have Not Vested($) (2)
Mark Zeffiro	2/24/11 (3)	2,625	82,136	—	—
	2/24/11 (3)	1,313	41,084	—	—
	2/24/11 (3)	1,313	41,084	—	—
	3/1/12 (4)	3,933	123,064	11,797	369,128
	3/1/13 (5)	9,264	289,871	13,896	434,806
	3/1/14 (7)	1,732	54,194	—	—
	3/5/14 (8)	12,306	385,055	12,306	385,055

David Rice	3/1/12 (4)	377	11,796	1,131	35,389
	3/1/13 (5)	782	24,469	1,173	36,703
	3/1/14 (7)	902	28,224	—	—
	3/5/14 (8)	1,038	32,479	1,038	32,479

Jay Goldbaum	3/1/13 (6)	575	17,992	—	—
	3/1/14 (7)	136	4,255	—	—
	3/5/14 (8)	445	13,924	445	13,924

(1)

All awards in these columns relate to TriMas RSAs and PSUs awarded under TriMas’ 2006 Long Term Equity Incentive Plan and the 2011 Omnibus Incentive Compensation Plan. See “The Spin-off - Stock-Based Plans - Treatment of Equity-Based Compensation” for information about the treatment of the NEOs’ stock awards in connection with the spin-off.

(2)	The market value is based on TriMas’ stock price as of December 31, 2014 ($31.29) multiplied by the number of shares or units granted.

(3)

Awards earned during 2013, which vested 50% upon performance criteria being attained during 2013, with the remaining 50% of awards vesting half on each of the one- and two-year anniversaries of the performance criteria attainment date. See “The Spin-off - Stock-Based Plans - Treatment of Equity-Based Compensation” for information about the treatment of the NEOs’ equity awards in connection with the spin-off.

(4)

Mr. Zeffiro and Mr. Rice received a TriMas RSA and a TriMas PSU award as a part of TriMas’ 2012 LTI awards. RSAs were designed to vest ratably over a three-year period while the PSUs were designed to cliff vest after three years and were subject to targeted earnings per share and cumulative cash flow levels being attained by TriMas. These awards vested in early 2015. See “The Spin-off - Stock-Based Plans - Treatment of Equity-Based Compensation” for information about the treatment of the NEOs’ equity awards in connection with the spin-off.

(5)

Mr. Zeffiro and Mr. Rice received a TriMas RSA and a TriMas PSU award as a part of TriMas’ 2013 LTI awards. RSAs were designed to vest ratably over a three year period while the PSUs were designed to cliff vest after three years and are subject to targeted earnings per share and cumulative cash flow levels being attained by TriMas. See “The Spin-off - Stock-Based Plans - Treatment of Equity-Based Compensation” for information about the treatment of the NEOs’ equity awards in connection with the spin-off.

(6)

Mr. Goldbaum received a TriMas RSA award as part of TriMas’ 2013 CEO Key Contributor Awards. RSAs were designed to vest ratably over a three year period. See “The Spin-off - Stock-Based Plans - Treatment of Equity-Based Compensation” for information about the treatment of the NEOs’ equity awards in connection with the spin-off.

(7)

On March 1, 2014, each NEO received a TriMas RSA related to 20% of their 2013 STI award that was required to be received in RSAs. The number of shares was determined based on the Company’s closing stock price as of March 1, 2014. The shares were designed to vest one year from date of the grant. See “The Spin-off - Stock-Based Plans - Treatment of Equity-Based Compensation” for information about the treatment of the NEOs’ equity awards in connection with the spin-off.

(8)

On March 5, 2014, each NEO received a TriMas RSA and a TriMas PSU award as a part of TriMas’ 2014 LTI awards. See “Executive Compensation - Key 2014 Named Executive Officer Compensation Components and Decisions” above for more information about these awards, including their original vesting terms. See “The Spin-off - Stock-Based Plans - Treatment of Equity-Based Compensation” for information about the treatment of the NEOs’ equity awards in connection with the spin-off.

Retirement Benefits

For a discussion of the material terms of TriMas’ retirement programs, see “Key 2014 Named Executive Officer Compensation Components and Decisions - Benefits and Retirement Programs” above.

In connection with the spin-off, it is currently anticipated that we will adopt one or more non-qualified retirement plans that will be substantially similar to the TriMas Executive Retirement Plan.

Other Post-Employment Compensation

TriMas maintains the revised Severance Policy, approved by the TriMas Compensation Committee in August 2013. The Severance Policy applies to Mr. Zeffiro (who was designated by the TriMas Compensation Committee as a Tier II participant). The Severance Policy provides that TriMas will make severance payments to Mr. Zeffiro if his employment with TriMas is terminated under certain circumstances. The Severance Policy includes an excise tax “cap” provision, which reduces the total amount of payments due under the Severance Policy so as to avoid the imposition of excise taxes and the resulting loss of tax deductions to TriMas under Section 280G of the Internal Revenue Code.

If TriMas terminates the employment of Mr. Zeffiro for any reason other than cause, disability, or death, or if Mr. Zeffiro terminates his employment with TriMas for good reason, TriMas will provide Mr. Zeffiro with one year’s annual base salary, STI payments equal to one year’s payout at his target level in effect on the date of termination (generally paid in equal installments over one year), any STI payment that has been declared for Mr. Zeffiro but not paid, his pro-rated STI for the year of termination through the date of termination based on his target level and actual full-year performance, immediate vesting upon the termination date of certain time-based vesting equity awards under the TriMas Corporation 2002 and 2006 Long-Term TriMas Equity Plans and a pro rata portion of time-based vesting equity awards granted on or after March 2, 2013 (and certain performance equity awards based on actual performance) under all TriMas equity plans through the termination date, executive level outplacement services for up to 12 months, and continued medical benefits for up to 12 months following the termination date.

In the case of Mr. Zeffiro’s voluntary termination or termination for cause, TriMas would pay him the accrued base salary through termination plus earned but unused vacation compensation (and, in the case of voluntary termination, any STI payment that has been declared for him but not paid). All other benefits cease as of the termination date. If Mr. Zeffiro’s employment with TriMas is terminated due to death, TriMas would pay his accrued but unpaid base salary and accrued but unpaid STI compensation as of the date of death and fully vest all of Mr. Zeffiro’s outstanding TriMas equity awards, including performance-based equity awards at the target performance threshold. Other than continued participation in TriMas’ medical benefit plan for Mr. Zeffiro’s dependents for up to 36 months, all other benefits would cease as of the date of Mr. Zeffiro’s death. If Mr. Zeffiro is terminated due to becoming disabled, TriMas would pay his earned but unpaid base salary and STI payments and fully vest all of his outstanding time-based equity awards and performance-based equity awards at the end of the performance period based on actual performance. All other benefits would cease as of the date of such termination in accordance with the terms of such benefit plans.

In the case of a qualifying termination of Mr. Zeffiro’s employment with TriMas within two years of a change-of-control (as defined below), then, in place of any other severance payments or benefits, TriMas will provide Mr. Zeffiro with a payment equal to 36 months of his base salary rate in effect at the date of termination, an STI payment equal to three years’ payout at his target level in effect at the date of termination, any STI payment that has been declared for Mr. Zeffiro but not paid, his pro-rated STI payout for the year of termination through the date of termination based on his target level and actual full-year performance, immediate vesting upon the termination date of all unvested and outstanding time-based vesting equity awards, immediate vesting upon the termination date of all unvested and outstanding performance-based equity awards based on target performance, executive level outplacement services for up to 12 months, and continued medical benefits for up to 36 months following the termination date (provided that the timing of the foregoing payments will be made in compliance with Code Section 409A).

For purposes of the Severance Policy, “change-of-control” shall be deemed to have occurred upon the first of the following events to occur (with capitalized terms used but not defined herein given the definitions set forth in the Severance Policy):

(i) any Person is or becomes the Beneficial Owner, directly or indirectly, of securities of TriMas (not including in the securities beneficially owned by such Person any securities acquired directly from TriMas or its Affiliates) representing 35% or more of the combined voting power of TriMas’ then outstanding securities, excluding any Person who becomes such a Beneficial Owner in connection with a transaction described in clause (a) of paragraph (iii) below;

(ii) the following individuals cease for any reason to constitute a majority of the number of directors then serving on the TriMas Board: individuals who, on the date hereof, constitute the TriMas Board and any new director (other than a director whose initial assumption of office is in connection with an actual or threatened election contest, including but not limited to a consent solicitation, relating to the election of directors of TriMas) whose appointment or election by the TriMas Board or nomination for election by TriMas’ stockholders was approved or recommended by a vote of at least two-thirds of the directors then still in office who either were directors on the date hereof or whose appointment, election or nomination for election was previously so approved or recommended (the “Incumbent Board”); provided, however, that no individual shall be considered a member of the Incumbent Board if such individual initially assumed office as a result of either an actual or threatened election contest (an “Election Contest”) or other actual or threatened solicitation of proxies or consents by or on behalf of a

Person other than the TriMas Board (a “Proxy Contest”), including by reason of any agreement intended to avoid or settle any Election Contest or Proxy Contest;

(iii) there is consummated a merger, consolidation, wind-up, reorganization or restructuring of TriMas with or into any other entity, or a similar event or series of such events, other than (a) any such event or series of events which results in (1) the voting securities of TriMas outstanding immediately prior to such event or series of events continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity or any parent thereof), in combination with the ownership of any trustee or other fiduciary holding securities under an employee benefit plan of TriMas or any subsidiary of TriMas, at least 51% of the combined voting power of the securities of TriMas or such surviving entity or any parent thereof outstanding immediately after such merger or consolidation and (2) the individuals who comprise the Board immediately prior thereto constituting immediately thereafter at least a majority of the board of directors of TriMas, the entity surviving such merger or consolidation or, if TriMas or the entity surviving such merger is then a subsidiary, the ultimate parent thereof, or (b) any such event or series of events effected to implement a recapitalization of TriMas (or similar transaction) in which no Person is or becomes the Beneficial Owner, directly or indirectly, of securities of TriMas (not including in the securities Beneficially Owned by such Person any securities acquired directly from the Company or its Affiliates) representing 35% or more of the combined voting power of TriMas’ then outstanding securities; or

(iv) the stockholders of TriMas approve a plan of complete liquidation or dissolution of TriMas or there is consummated an agreement for the sale or disposition by TriMas of all or substantially all of TriMas’ assets (it being conclusively presumed that any sale or disposition is a sale or disposition by TriMas of all or substantially all of its assets if the consummation of the sale or disposition is contingent upon approval by TriMas’ stockholders unless the Board expressly determines in writing that such approval is required solely by reason of any relationship between TriMas and any other Person or an Affiliate of TriMas and any other Person), other than a sale or disposition by TriMas of all or substantially all of TriMas’ assets to an entity (a) at least 51% of the combined voting power of the voting securities of which are owned by stockholders of TriMas in substantially the same proportions as their ownership of TriMas immediately prior to such sale or disposition and (b) the majority of whose board of directors immediately following such sale or disposition consists of individuals who comprise the Board immediately prior thereto.

Notwithstanding the foregoing, (1) a “change-of-control” shall not be deemed to have occurred for purposes of the Severance Policy by virtue of the consummation of any transaction or series of integrated transactions immediately following which the record holders of the common stock of TriMas immediately prior to such transaction or series of transactions continue to have substantially the same proportionate ownership in an entity which owns all or substantially all of the assets of TriMas immediately following such transaction or series of transactions and (2) if required to avoid accelerated taxation and/or tax penalties under Section 409A of the Code, a “change-of-control” shall be deemed to have occurred only if the transaction or event qualifies as a Section 409A Change-of-Control.

In addition, the Severance Policy states that in return for these benefits, Mr. Zeffiro must refrain from competing against TriMas for a period following termination that corresponds to the duration of any severance payments he would be entitled to receive or 24 months if no severance payments are payable.

The Severance Policy may be modified by the TriMas Compensation Committee at any time, provided that the prior written consent of Mr. Zeffiro is required if the modification adversely impacts him. Further, the TriMas

Compensation Committee may amend or terminate the Severance Policy at any time upon 12 months’ written notice to any adversely affected executive.

We expect to establish a severance policy or other similar arrangement for our NEOs in connection with the spin-off. We expect to provide a description of such arrangement and file a form of such arrangement as appropriate with a Current Report on Form 8-K, Quarterly Report on Form 10-Q or other similar means.

Our Anticipated Compensation Programs

We believe the TriMas executive compensation programs described above were both effective at retaining and motivating our NEOs and competitive as compared to compensation programs at our peers. Except as otherwise described below, the executive compensation programs that will initially be adopted by Horizon are currently expected to be substantially similar to those in place at TriMas immediately prior to the spin-off. However, after the spin-off, the Horizon Compensation Committee will continue to evaluate our compensation and benefit programs and may make adjustments, which may be significant, as necessary to meet prevailing business needs and strategic priorities. Adjustments to elements of our compensation programs may be made going forward if appropriate, based on industry practices and the competitive environment for a newly-formed, publicly-traded company of our size, or for other reasons.

In light of their changed and expanded roles and responsibilities at Horizon, we currently anticipate that the following compensation changes will be effective for Messrs. Zeffiro, Rice and Goldbaum upon or shortly after the completion of the spin-off: our NEOs may receive an increase in their annual salaries of about 21% to 28% from their 2014 year-end base salaries at TriMas; Messrs. Rice and Goldbaum may receive an increase in their target short-term incentive opportunities of about 10 to 20 base salary percentage points; Messrs. Rice and Goldbaum may receive an increase in their target long-term incentive opportunities of about two times to three times their 2014 target long-term incentive opportunities; Messrs. Rice and Goldbaum may commence participating in a flexible cash allowance policy (similar to the one operated during 2014 by TriMas) at an allowance level of approximately $25,000; and our NEOs may participate in severance benefits at either Tier One or Tier Two levels. These changes, however, will be subject to the ratification of the Horizon Compensation Committee.

Treatment of NEO Equity Awards in Spin-off

See “The Spin-off - Stock-Based Plans - Treatment of Equity-Based Compensation” for a description of the treatment of equity incentive awards in connection with the spin-off.

Director Compensation

None of our directors received any compensation during 2014 for their service as a director. Following the spin-off, director compensation will be determined from time to time by our board of directors with the assistance of our Compensation Committee. Initially, it is expected that each of our nonemployee directors will receive an annual cash retainer of $80,000 and a meeting fee of $1,000 in cash for each board or committee meeting attended. It is also expected that the non-employee Co-Chairman of the board of directors and the chair of each of the Audit, Compensation and Corporate Governance and Nominating Committees will receive an additional annual cash retainer in the amount of $50,000, $15,000, $10,000 and $5,000, respectively. In addition to cash compensation, we expect that as part of the non-employee directors’ annual compensation package, each non-employee director will receive an annual equity award with a grant date fair value of $80,000.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information with respect to the anticipated beneficial ownership of our common stock by:

•	each stockholder who is expected following the spin-off to beneficially own more than 5% of our common stock;

•	each of our NEOs;

•	each person expected to serve on our board of directors as of the distribution date; and

•	all of our executive officers and directors expected to serve as of the distribution date as a group.

We have based the percentage of class amounts set forth below on each indicated person’s beneficial ownership of TriMas common stock as of April 30, 2015, unless we indicate some other basis for the share amounts, and based on the distribution of two shares of our common stock for every five shares of TriMas common stock outstanding on the record date. To the extent our directors and executive officers own TriMas common stock at the time of the spin-off, they will participate in the distribution of our common stock in the spin-off on the same terms as other holders of TriMas common stock. Immediately after the distribution date, we will have an aggregate of approximately 18.1 million shares of our common stock outstanding, based on approximately 45.3 million shares of TriMas common stock outstanding as of April 30, 2015. The number of shares beneficially owned by each stockholder, director or officer is determined according to the rules of the SEC and the information is not necessarily indicative of beneficial ownership for any other purpose. The mailing address for each of the directors and executive officers is c/o: Horizon Global Corporation, 39400 Woodward Avenue, Suite 100, Bloomfield Hills, MI 48304.

	Shares Beneficially Owned
Name and Beneficial Owner	Number	Percentage
FMR LLC(2)	1,894,666	10.5%
245 Summer Street, Boston, Massachusetts 02210
Champlain Investment Partners, LLC(3)	1,118,864	6.2%
180 Battery St., Burlington, Vermont 05401
William Blair & Company, L.L.C.(4)	1,117,252	6.2%
222 West Adams Street, Chicago, IL 60606
The Vanguard Group(5)	1,055,122	5.8%
100 Vanguard Blvd, Malvern, PA 19355
BlackRock, Inc.(6)	980,222	5.4%
40 East 52nd Street, New York, NY 10022
David C. Dauch *(1)	—	—%
Richard L. DeVore *(1)	—	—%
Jay Goldbaum *(1)	506	—%
Denise Ilitch *(1)	—	—%
David Rice *(1)	8,490	—%
Samuel Valenti III *(1)	6,688	—%
A. Mark Zeffiro *(1)	27,033	—%
All executive officers and directors as a group (7 persons)	42,717	—%

*

The percentage of shares beneficially owned by such director or executive officer is not expected to exceed one percent of our shares of common stock that we expect to be outstanding immediately following the completion of the spin-off.

(1)

The share amounts and percentages shown for our directors and executive officers are estimates, based on the number of shares of TriMas common stock beneficially owned, as defined by rules of the SEC, as of April 30, 2015, and the distribution of two of our shares of common stock for every five shares of TriMas common stock outstanding as of the record date. Because these beneficial ownership amounts include certain shares issuable under equity-based awards, which will be either adjusted or replaced with substitute awards as discussed under “The Spin-off—Stock-Based Plans,” and because the amounts involved in the adjusted or substitute awards will not be determined until after the distribution date, we have estimated the share amounts and percentages in this table for our directors and executive officers, as applicable, as the product of the number of shares of TriMas common stock beneficially owned as of April 30, 2015, multiplied by a distribution ratio of two:five.

(2)

A Schedule 13G/A filed with the SEC on February 13, 2015 by FMR LLC indicated that as of December 31, 2014, FMR LLC had sole voting power with respect to 280,100 shares of TriMas common stock and sole dispositive power with respect to 4,736,665 shares of TriMas common stock as a result of acting as investment adviser to various investment companies registered under Section 8 of the Investment Company Act of 1940. The Schedule 13G/A also indicated that Edward C. Johnson, a director and the Chairman of FMR LLC, and Abigail P. Johnson, a director, the Vice Chairman, Chief Executive Officer and the President of FMR LLC, have sole dispositive power with respect to the 4,736,665 shares of TriMas common stock. The Schedule 13G/A provides that neither FMR LLC nor either Edward S. Johnson or Abigail P. Johnson have power to vote the 4,736,665 shares of TriMas common stock as such shares are owned directly by investment companies advised by a wholly owned subsidiary of FMR LLC and the ability to vote such shares resides with the respective Board of Trustees of each such investment company.

(3)

A Schedule 13G filed with the SEC on February 11, 2015 by Champlain Investment Partners, LLC (“Champlain Investment”) indicated that as of December 31, 2014 Champlain Investment had sole voting power with respect to 1,971,810 shares of TriMas common stock and sole dispositive power with respect to 2,797,160 shares of TriMas common stock.

(4)	Information contained in the columns above is as of December 31, 2014 and based on a report on Schedule 13G/A filed with the SEC on February 4, 2015 by William Blair & Company, LLC.

(5)

A Schedule 13G/A filed with the SEC on February 10, 2015 by The Vanguard Group, Inc. (“Vanguard Group”) indicated that as of December 31, 2014 Vanguard Group had sole voting power with respect to 59,419 shares of TriMas common stock, sole dispositive power with respect to 2,581,686 shares of TriMas common stock and shared dispositive power with respect to 56,119 shares of TriMas common stock. Vanguard Fiduciary Trust Company, a wholly-owned subsidiary of Vanguard Group, is the beneficial owner of 56,119 shares of TriMas common stock as a result of its serving as investment manager of collective trust accounts. Vanguard Investments Australia, Ltd., a wholly-owned subsidiary of Vanguard Group, is the beneficial owner of 3,300 shares of TriMas common stock as a result of its serving as investment manager of Australia investment offerings.

(6)

A Schedule 13G/A filed with the SEC on February 2, 2015 by BlackRock, Inc. (“BlackRock”) indicated that as of December 31, 2014 BlackRock had sole voting power with respect to 2,346,645 shares of TriMas common stock and sole dispositive power with respect to 2,450,556 shares of TriMas common stock.

DESCRIPTION OF CAPITAL STOCK

The following is a description of the material terms of our amended and restated certificate of incorporation and bylaws. We refer to our certificate of incorporation as so amended as our certificate of incorporation. The certificate of incorporation, authorizes us to issue 400,000,000 shares of common stock, par value $0.01 per share, and 100,000,000 shares of preferred stock, par value $0.01 per share.

Common Stock

The holders of our common stock are entitled to one vote per share on all matters to be voted on by the stockholders. Accordingly, holders of a majority of the shares of common stock entitled to vote in any election of directors may elect all of the directors standing for election. Holders of common stock are entitled to receive ratably such dividends as may be declared by the board of directors out of funds legally available therefor. In the event of our liquidation, dissolution or winding up, holders of our common stock are entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preferences of any outstanding shares of preferred stock. Holders of our common stock have no preemptive, subscription, redemption or conversion rights. There are no redemption or sinking fund provisions applicable to our common stock. All shares of our common stock to be outstanding immediately following the distribution date will be fully paid and nonassessable.

Preferred Stock

Our certificate of incorporation authorizes the Board of Directors, subject to limitations prescribed by law, to issue up to 100,000,000 shares of preferred stock in one or more series and to fix the rights, preferences, privileges, qualifications and restrictions granted to or imposed upon such preferred stock, including dividend rights, dividend rates, conversion rights, voting rights (which may be greater than one vote per share), rights and terms of redemption, sinking fund provisions for the redemption or purchase of the shares and liquidation preference, any or all of which may be greater than the rights of our common stock. The issuance of preferred stock could:

•	adversely affect the voting power of holders of common stock and reduce the likelihood that such holders will receive dividend payments and payments upon liquidation;

•	decrease the market price of our common stock; or

•	delay, deter or prevent a change in our control.

We do not have any preferred stock outstanding and we have no current plans to issue any shares of preferred stock although they may be issued in the future.

The purpose of authorizing our board of directors to issue preferred stock and determine its rights and preferences is to eliminate delays associated with a stockholder vote on specific issuances. The issuance of preferred stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from attempting to acquire, a majority of our outstanding voting stock. The existence of the authorized but undesignated preferred stock may have a depressive effect on the market price of our common stock.

Anti-Takeover Effects of Delaware Law and Our Certificate of Incorporation and Bylaws

Delaware Law

We are subject to Section 203 of the General Corporation Law of the State of Delaware, or the DGCL. In general, Section 203 prohibits a public Delaware corporation from engaging in a “business combination” with an

“interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder, unless either the person becoming an interested stockholder or the business combination is approved in a prescribed manner. A “business combination” includes mergers, asset sales or other transactions resulting in a financial benefit to the stockholder. An “interested stockholder” is a person who, together with affiliates and associates, owns, or within three years, did own, 15.0% or more of the corporation’s voting stock.

Certificate of Incorporation and Bylaw Provisions

Certain provisions of our certificate of incorporation and by-laws may have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from attempting to acquire, control of us. Such provisions could limit the price that certain investors might be willing to pay in the future for shares of our common stock and may limit the ability of stockholders to remove current management or directors or approve transactions that stockholders may deem to be in their best interest and, therefore, could adversely affect the price of our common stock.

Classified Board. Our certificate of incorporation provides that our board of directors will be divided into three classes of directors, with the classes to be as nearly equal in number as possible. As a result, approximately one-third of our board of directors will be elected each year. The classification of directors will have the effect of making it more difficult for stockholders to change the composition of our board. Our certificate of incorporation and the by-laws provide that subject to any rights of holders of preferred stock to elect additional directors under specified circumstances, the number of directors will be fixed from time to time exclusively pursuant to a resolution adopted by the board, but must consist of not less than three or more than fifteen directors.

Under the DGCL, unless otherwise provided in our certificate of incorporation, directors serving on a classified board may be removed by the stockholders only for cause.

No Cumulative Voting. The DGCL provides that stockholders are not entitled to the right to cumulate votes in the election of directors unless our certificate of incorporation provides otherwise. Our certificate of incorporation does not expressly provide for cumulative voting. Under cumulative voting, a majority stockholder holding a sufficient percentage of a class of shares may be able to ensure the election of one or more directors.

Advance Notice Requirements for Stockholder Proposals and Director Nominations. Our bylaws provide that stockholders seeking to nominate candidates for election as directors or to bring business before an annual meeting of stockholders must provide timely notice of their proposal in writing to the corporate secretary. Generally and except with respect to our first annual meeting, to be timely, a stockholder’s notice must be received at our principal executive offices not less than 90 nor more than 120 days prior to the first anniversary of the previous year’s annual meeting. Our bylaws also specify requirements as to the form and content of a stockholder’s notice. These provisions may impede stockholders’ ability to bring matters before an annual meeting of stockholders or make nominations for directors at an annual meeting of stockholders.

No Action by Written Consent; Special Meeting. Our certificate of incorporation and bylaws provide that any action required or permitted to be taken by our stockholders must be effected at a duly called annual or special meeting of stockholders and may not be effected by any consent in writing. In addition, our bylaws provide that special meetings of our stockholders may be called only by the board of directors.

Authorized but Undesignated Stock. The authorization of undesignated preferred stock makes it possible for the board of directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change control of us or otherwise render more difficult or discourage an attempt to obtain control of our company by means of a merger, tender offer, proxy contest or otherwise, and thereby protect the continuity of our management and possibly deprive the stockholders of opportunities to sell their shares of our common stock at prices higher than prevailing market prices.

Limitation of Liability and Indemnification

Our certificate of incorporation contains provisions that limit the personal liability of each of our directors for monetary damages for breach of fiduciary duty as a director, except for liability

a.	for any breach of a director’s duty of loyalty to us or our affiliates or our stockholders,

b.	for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law,

c.	under Section 174 of the DGCL, or

d.	for any transaction from which the director derived an improper personal benefit.

The inclusion of this provision in our certificate of incorporation may have the effect of reducing the likelihood of derivative litigation against directors, and may discourage or deter stockholders or management from bringing a lawsuit against directors for breach of their duty of care, even though such an action, if successful, might otherwise have benefited us and our stockholders. Our bylaws allow us to indemnify our directors, officers, employees and agents to the fullest extent permitted by the DGCL.

Our certificate of incorporation further provides that we will indemnify and hold harmless each person who was or is made a party or is threatened to be made a party to or is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he or she is or was a director or officer of ours, whether the basis of such proceeding is alleged action in an official capacity as a director or officer or in any other capacity while serving as a director or officer, to the fullest extent permitted by the DGCL. This right of indemnification shall include the right to have paid by us the expenses, including attorneys’ fees, incurred in defending any such proceeding in advance of its final disposition. If Delaware law so requires, however, the advancement of such expenses incurred by a director or officer in such person’s capacity as a director or officer (and not in any other capacity in which service was or is rendered by such person) will only be made upon the delivery to us of an undertaking by or on behalf of such person to repay all amounts so advanced if it shall ultimately be determined by final judicial decision, from which there is no further right to appeal, that such person is not entitled to be indemnified for such expenses by us.

We will enter into indemnity agreements with our directors and certain of our executive officers for the indemnification and advancement of expenses to these persons. We believe that these provisions and agreements are necessary to attract and retain qualified directors and executive officers. We also intend to enter into these agreements with our future directors and certain of our executive officers. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling our company pursuant to the foregoing provisions, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

There is currently no pending material litigation or proceeding involving any director, executive officer, employee or agent where indemnification will be required or permitted. We are not aware of any threatened litigation or proceeding that might result in a claim for such indemnification.

Transfer Agent and Registrar

Computershare is expected to serve as the transfer agent and registrar for our common stock.

Listing

We have applied to list our common stock on the NYSE under the symbol “HZN.”

SHARES ELIGIBLE FOR FUTURE SALE

Based on the number of shares of TriMas common stock expected to be outstanding as of June 25, 2015, the record date for the spin-off, we expect that all shares of our common stock immediately following the distribution will be freely tradable without restriction in the public markets, except any shares of our common stock held by “affiliates,” as that term is defined in Rule 144 under the Securities Act, may only be sold in compliance with the limitations described below. “Restricted securities” may be sold in the public market only pursuant to an effective registration statement under the Securities Act or if the sale qualifies for an exemption from registration thereunder pursuant to, for example, the exemptions afforded by Section 4(a)(1) of the Securities Act or Rule 144 thereunder, which rule is summarized below.

Rule 144

In general, under Rule 144 of the Securities Act as currently in effect, once we have been subject to public company reporting requirements for at least 90 days, a person who is not deemed to have been one of our affiliates for purposes of the Securities Act at any time during 90 days preceding a sale and who has beneficially owned the shares proposed to be sold for at least six months, including the holding period of any prior owner other than our affiliates, is entitled to sell such shares without complying with the manner of sale, volume limitation or notice provisions of Rule 144, subject to compliance with the public information requirements of Rule 144. If such a person has beneficially owned the shares proposed to be sold for at least one year, including the holding period of any prior owner other than our affiliates, then such person is entitled to sell such shares without complying with any of the requirements of Rule 144.

In general, under Rule 144, as currently in effect, our affiliates or persons selling shares on behalf of our affiliates are entitled to sell within any three-month period beginning 90 days after the date of this prospectus, a number of shares that does not exceed the greater of:

•	1% of the number of shares of our common stock then outstanding; or

•	the average weekly trading volume of our common stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

Rule 144 also provides that a person who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale, and who has for at least six months beneficially owned shares of our common stock that are restricted securities, will be entitled to freely sell such shares of our common stock subject only to the availability of current public information regarding us. A person who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale, and who has beneficially owned for at least one year shares of our common stock that are restricted securities, will be entitled to freely sell such shares of our common stock under Rule 144 without regard to the current public information requirements of Rule 144.

Stock Plans

We intend to file one or more registration statements on Form S-8 under the Securities Act covering certain shares of our common stock reserved for issuance under our equity incentive plans. See “The Spin-off - Stock-

Based Plans.” We expect to file these registration statements as soon as practicable in connection with the spin-off. Accordingly, shares of our common stock registered under the registration statements on Form S-8 will be available for sale in the open market following their respective effective dates, subject to the Rule 144 limitations applicable to affiliates.

USE OF PROCEEDS

We will not receive any proceeds from the distribution of our common stock in the spin-off.

DETERMINATION OF OFFERING PRICE

No consideration will be paid for the shares of our common stock distributed in the spin-off.

LEGAL MATTERS

The validity of the common stock to be distributed in the spin-off will be passed upon for us by Jones Day.

EXPERTS

The combined financial statements at December 31, 2014 and 2013, and for each of the two years in the period ended December 31, 2014 of Horizon Global, the Cequent Businesses of TriMas Corporation, included in this prospectus, and the related financial statement schedule included elsewhere in the registration statement, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein (which report expresses an unqualified opinion on the financial statements and the financial statement schedule and includes an explanatory paragraph referring to the preparation of the combined financial statements from the separate records maintained by TriMas Corporation). Such combined financial statements and the financial statement schedule have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

Before the date of this prospectus, we were not required to file reports with the SEC. This prospectus and all future materials we file with the SEC may be read and copied at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. The SEC maintains an Internet site at http://www.sec.gov that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. Horizon maintains an Internet site at http://www.horizonglobal.com. The information contained on or accessible through our website or the SEC’s website shall not be deemed to be a part of this prospectus or the registration statement of which this prospectus forms a part.

We have filed a registration statement on Form S-1 to register with the SEC the shares of our common stock to be distributed in the spin-off. This document constitutes a part of that registration statement, together with all amendments, supplements, schedules and exhibits to the registration statement.

This prospectus does not contain all of the information in the registration statement. Each statement contained in this prospectus as to the contents of any contract, agreement or other document filed as an exhibit to the registration statement is qualified in its entirety by reference to that exhibit for a more complete description of the matter involved. The registration statement can be examined at the SEC’s Public Reference Room or on its Internet website at http://www.sec.gov.

HORIZON GLOBAL

THE CEQUENT BUSINESSES OF TRIMAS CORPORATION

Report of Independent Registered Public Accounting Firm

To the Board of Directors of

TriMas Corporation

Bloomfield Hills, Michigan

We have audited the accompanying combined balance sheet of Horizon Global, the Cequent Businesses of TriMas Corporation, (the “Company”) as of December 31, 2014 and 2013, and the related combined statements of income, comprehensive income, cash flows and parent company equity for each of the two years in the period ended December 31, 2014. Our audits also included the financial statement schedule listed in the Index at Item 16. These financial statements and the financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such combined financial statements present fairly, in all material respects, the financial position of Horizon Global, the Cequent Businesses of TriMas Corporation, as of December 31, 2014 and 2013, and the results of their operations and their cash flows for each of the two years in the period ended December 31, 2014, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedule, when considered in relation to the basic combined financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

As discussed in Note 1 to the combined financial statements, the accompanying combined financial statements have been prepared from the separate records maintained by TriMas Corporation and may not necessarily be indicative of the financial condition or results of operations and cash flows that would have existed had the Company been operated as a stand-alone company during the periods presented.

/s/ Deloitte & Touche LLP

Detroit, Michigan

March 31, 2015

Horizon Global

The Cequent Businesses of TriMas Corporation

Combined Balance Sheet

(Dollars in thousands)

	December 31,
	2014	2013
Assets
Current assets:
Cash and cash equivalents	$5,720	$7,880
Receivables, net	63,840	63,170
Inventories	123,530	126,330
Deferred income taxes	4,840	3,730
Prepaid expenses and other current assets	5,690	6,090

Total current assets	203,620	207,200
Property and equipment, net	55,180	59,030
Goodwill	6,580	7,180
Other intangibles, net	66,510	76,180
Other assets	11,940	14,730

Total assets	$343,830	$364,320

Liabilities and Parent Company Equity
Current liabilities:
Current maturities, long-term debt	$460	$1,300
Accounts payable	81,980	81,030
Accrued liabilities	37,940	37,690

Total current liabilities	120,380	120,020
Long-term debt	300	670
Deferred income taxes	8,970	12,070
Other long-term liabilities	25,990	35,350

Total liabilities	155,640	168,110

Commitments and contingent liabilities
Parent company investment	180,800	181,510
Accumulated other comprehensive income	7,390	14,700

Total parent company equity	188,190	196,210

Total liabilities and parent company equity	$343,830	$364,320

The accompanying notes are an integral part of these financial statements.

Horizon Global

The Cequent Businesses of TriMas Corporation

Combined Statement of Income

(Dollars in thousands)

	Year ended December 31,
	2014	2013
Net sales	$611,780	$588,270
Cost of sales	(463,690)	(463,260)

Gross profit	148,090	125,010
Selling, general and administrative expenses	(122,890)	(121,250)
Net gain (loss) on dispositions of property and equipment	(740)	1,910

Operating profit	24,460	5,670

Other expense, net:
Interest expense	(720)	(820)
Other income (expense), net	(3,150)	1,220

Other income (expense), net	(3,870)	400

Income before income tax	20,590	6,070
Income tax (expense) benefit	(5,240)	3,710

Net income	$15,350	$9,780

The accompanying notes are an integral part of these financial statements.

Horizon Global

The Cequent Businesses of TriMas Corporation

Combined Statement of Comprehensive Income

(Dollars in thousands)

	Year ended December 31,
	2014	2013
Net income	$15,350	$9,780

Other comprehensive income:
Foreign currency translation	(7,240)	(5,960)
Net change in unrealized loss on derivative instruments (net of tax of $20 thousand in 2014) (Note 11)	(70)	—

Total other comprehensive loss	(7,310)	(5,960)

Total comprehensive income	$8,040	$3,820

The accompanying notes are an integral part of these financial statements.

Horizon Global

The Cequent Businesses of TriMas Corporation

Combined Statement of Cash Flows

(Dollars in thousands)

	Year ended December 31,
	2014	2013
Cash Flows from Operating Activities:
Net income	$15,350	$9,780
Adjustments to reconcile net income to net cash provided by operating activities, net of acquisition impact:
(Gain) loss on dispositions of property and equipment	740	(1,910)
Bargain purchase gain	—	(2,880)
Depreciation	11,380	11,970
Amortization of intangible assets	7,550	7,480
Deferred income taxes	(2,720)	(4,460)
Non-cash compensation expense	2,660	3,600
Increase in receivables	(3,940)	(13,980)
Increase in inventories	(210)	(7,820)
(Increase) decrease in prepaid expenses and other assets	1,080	(70)
Increase (decrease) in accounts payable and accrued liabilities	(4,440)	13,320
Other, net	560	(1,080)

Net cash provided by operating activities	28,010	13,950

Cash Flows from Investing Activities:
Capital expenditures	(11,440)	(15,260)
Acquisition of businesses, net of cash acquired	—	(21,000)
Net proceeds from disposition of businesses and other assets	330	4,380

Net cash used for investing activities	(11,110)	(31,880)

Cash Flows from Financing Activities:
Proceeds from borrowings on debt facilities	175,560	192,790
Repayments of borrowings on debt facilities	(175,900)	(195,080)
Net transfers (to) from parent	(18,720)	24,320

Net cash provided by (used for) financing activities	(19,060)	22,030

Cash and Cash Equivalents:
Increase (decrease) for the year	(2,160)	4,100
At beginning of year	7,880	3,780

At end of year	$5,720	$7,880

Supplemental disclosure of cash flow information:
Cash paid for interest	$590	$700

The accompanying notes are an integral part of these financial statements.

Horizon Global

The Cequent Businesses of TriMas Corporation

Combined Statement of Parent Company Equity

Years Ended December 31, 2014 and 2013

(Dollars in thousands)

	Parent Company Investment	Accumulated Other Comprehensive Income	Total Parent Company Equity
Balances at January 1, 2013	$143,810	$20,660	$164,470
Net income	9,780	—	9,780
Net transfers from parent	27,920	—	27,920
Other comprehensive loss	—	(5,960)	(5,960)

Balances at December 31, 2013	$181,510	$14,700	$196,210
Net income	15,350	—	15,350
Net transfers to parent	(16,060)	—	(16,060)
Other comprehensive loss	—	(7,310)	(7,310)

Balances at December 31, 2014	$180,800	$7,390	$188,190

The accompanying notes are an integral part of these financial statements.

HORIZON GLOBAL

THE CEQUENT BUSINESSES OF TRIMAS CORPORATION

NOTES TO COMBINED FINANCIAL STATEMENTS

1. Basis of Presentation

On December 8, 2014, TriMas Corporation (“TriMas”) announced that its board of directors unanimously approved a plan to pursue a tax-free spin-off of its Cequent APEA and Cequent Americas businesses (“Horizon,” “Horizon Global” or the “Company”) into a stand-alone, publicly traded company, Horizon Global Corporation, a newly created Delaware company. The transaction is expected to be executed by distributing all shares of Horizon to current TriMas shareholders. Furthermore, Horizon Global Corporation expects to qualify as an “emerging growth company” as defined in the Jumpstart our Business Startups Act of 2012 (“JOBS Act”). The distribution is subject to the satisfaction or waiver by TriMas of certain conditions, including, among others, approval of the TriMas board of directors, declaration of the effectiveness of this registration statement on Form S-1, of which these financial statements is a part, and receipt of an opinion from TriMas’ tax advisor regarding the tax-free treatment of the spin-off.

Horizon is a global designer, manufacturer and distributor of a wide variety of high quality, custom-engineered towing, trailering, cargo management and other related accessories. These products are designed to support OEM, original equipment suppliers, aftermarket and retail customers within the agricultural, automotive, construction, horse/livestock, industrial, marine, military, recreational, trailer and utility markets.

The accompanying combined financial statements have been prepared on a stand-alone basis and are derived from the TriMas consolidated financial statements and accounting records for the periods presented as the Company was historically managed within TriMas Corporation. The combined financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America. The Company’s combined financial statements may not be indicative of the Company’s future performance, and do not necessarily reflect what the results of operations, financial position, and cash flows would have been had it been operated as a stand alone company during the periods presented.

The combined financial statements include expense allocations for certain functions provided by TriMas, including, but not limited to, general corporate expenses related to accounting, treasury, tax, legal, risk management, communications, human resources, procurement, information technology and other services. These expenses were allocated to the Company on the basis of direct usage when identifiable, with the remainder allocated on the basis of revenue or headcount. Both Horizon and TriMas believe these allocations were made on a consistent basis and are reasonable. However, the allocations may not reflect the expenses the Company would have incurred as an independent, publicly traded company for the periods presented. Following the separation, the Company will perform these functions using internal resources and purchased services, some of which may be provided by TriMas during a transitional period pursuant to a transitional services agreement.

The combined financial statements also include the allocation of certain assets and liabilities that have historically been held at the TriMas corporate level, but which are specifically identifiable or allocable to Horizon. TriMas’ third party debt, and the related interest expense, were not allocated to Horizon for any of the periods presented, as TriMas’ borrowings and the related guarantees on such borrowings are not directly attributable to the combined businesses that comprise Horizon, and Horizon is not expected to assume TriMas’ debt presently or in connection with the spin-off transaction. Cash and cash equivalents held by TriMas were not

HORIZON GLOBAL

THE CEQUENT BUSINESSES OF TRIMAS CORPORATION

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

allocated to Horizon for any of the periods presented. Cash and cash equivalents in the Company’s combined balance sheets represent cash held locally by entities included in the combined financial statements.

Intercompany transactions between the Company and TriMas have been included in these combined financial statements and are considered to be effectively settled for cash in the combined financial statements at the time the transaction is recorded. The total net effect of the settlement of these intercompany transactions is reflected in the combined statements of cash flows as a financing activity, and in the combined balance sheets as parent company investment.

TriMas maintains various benefit and stock-based compensation plans at a corporate level. Horizon employees participate in those programs and a portion of the costs of these plans is included in Horizon’s combined financial statements. However, Horizon’s combined balance sheet does not include any equity related to stock-based compensation plans or any net benefit plan obligations related to TriMas corporate benefit plans. See Note 13, “Employee Benefit Plans,” and Note 14, “Equity Awards,” for a further description of the accounting for stock-based compensation and benefit plans.

2. New Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2014-9, “Revenue from Contracts with Customers (Topic 606)” (“ASU 2014-9”). ASU 2014-9 requires that an entity recognizes revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services. ASU 2014-9 is effective for fiscal years, and interim periods within those years, beginning after December 15, 2016, with early adoption prohibited. The Company is in the process of assessing the impact of the adoption of ASU 2014-09 on its combined financial statements.

In July 2013, the FASB issued ASU 2013-11, “Income Taxes (Topic 740): Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists” (“ASU 2013-11”). ASU 2013-11 requires that an unrecognized tax benefit, or a portion of an unrecognized tax benefit, should be presented in the financial statements as a reduction to a deferred tax asset for a net operating loss carryforward, a similar tax loss or a tax credit carryforward. ASU 2013-11 further states that to the extent that a net operating loss carryforward, a similar tax loss or a tax credit carryforward is not available at the reporting date under the tax law of the applicable jurisdiction to settle any additional income taxes that would result from the disallowance of a tax position or the tax law of the applicable jurisdiction does not require the entity to use, and the entity does not intend to use, the deferred tax asset for such purpose, then the unrecognized tax benefit should be presented as a liability in the financial statements and should not be combined with deferred tax assets. ASU 2013-11 is effective for fiscal years, and interim periods within those years, beginning after December 15, 2013, with early adoption permitted. The adoption of ASU 2013-11 did not have a material effect on the Company’s combined financial statements, as it aligns with the current presentation.

In February 2013, the FASB issued ASU 2013-2, “Comprehensive Income (Topic 220): Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income” (“ASU 2013-2”). ASU 2013-2 requires an

HORIZON GLOBAL

THE CEQUENT BUSINESSES OF TRIMAS CORPORATION

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

entity to provide information about the changes in accumulated other comprehensive income by component. In addition, an entity is required to present, either on the face of the statement where net income is presented or in the notes, significant amounts reclassified out of accumulated other comprehensive income by the respective line items of net income, but only if the amount reclassified is required to be reclassified to net income in its entirety in the same reporting period. For other amounts that are not reclassified in their entirety to net income, an entity is required to cross-reference in a note to other required disclosures that provide additional detail about those amounts. ASU 2013-2 is effective for fiscal years, and interim periods within those years, beginning after December 15, 2012. The Company adopted ASU 2013-2 in 2013. See Note 15, “Other Comprehensive Income,” for additional details.

3. Summary of Significant Accounting Policies

Principles of Combination.    The accompanying combined financial statements include the accounts and transactions of Horizon and its subsidiaries. Intercompany transactions between Horizon entities have been eliminated.

Use of Estimates.    The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management of the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements. Such estimates and assumptions also affect the reported amounts of revenues and expenses during the reporting periods. Significant items subject to such estimates and assumptions include the carrying amount of property and equipment, goodwill and other intangibles, valuation allowances for receivables, inventories and deferred income tax assets, valuation of derivatives, estimated future unrecoverable lease costs, estimated unrecognized tax benefits, legal and product liability matters, assets and obligations related to employee benefits and allocated expenses, liabilities and assets from TriMas and the respective allocation methods. Actual results may differ from such estimates and assumptions.

Cash and Cash Equivalents.    The Company considers cash on hand and on deposit and investments in all highly liquid debt instruments with initial maturities of three months or less to be cash and cash equivalents.

Receivables.    Receivables are presented net of allowances for doubtful accounts of approximately $3.2 million and $2.9 million at December 31, 2014 and 2013, respectively. The Company monitors its exposure for credit losses and maintains allowances for doubtful accounts based upon the Company’s best estimate of probable losses inherent in the accounts receivable balances. The Company does not believe that significant credit risk exists due to its diverse customer base.

Inventories.    Inventories are stated at the lower of cost or net realizable value, with cost determined using the first-in, first-out method. Direct materials, direct labor and allocations of variable and fixed manufacturing-related overhead are included in inventory cost.

Property and Equipment.    Property and equipment additions, including significant improvements, are recorded at cost. Upon retirement or disposal of property and equipment, the cost and accumulated depreciation are removed from the accounts, and any gain or loss is included in the accompanying statement of income. Repair and maintenance costs are charged to expense as incurred.

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Depreciation and Amortization.    Depreciation is computed principally using the straight-line method over the estimated useful lives of the assets. Annual depreciation rates are as follows: land and land improvements/buildings, ten to 40 years, and machinery and equipment, three to 15 years. Customer relationship intangibles are amortized over periods ranging from five to 25 years, while technology and other intangibles are amortized over periods ranging from three to 15 years.

Impairment of Long-Lived Assets and Definite-Lived Intangible Assets.    The Company reviews, on at least a quarterly basis, the financial performance of each business unit for indicators of impairment. In reviewing for impairment indicators, the Company also considers events or changes in circumstances such as business prospects, customer retention, market trends, potential product obsolescence, competitive activities and other economic factors. An impairment loss is recognized when the carrying value of an asset group exceeds the future net undiscounted cash flows expected to be generated by that asset group. The impairment loss recognized is the amount by which the carrying value of the asset group exceeds its fair value.

Goodwill.    The Company assesses goodwill for impairment on an annual basis by reviewing relevant qualitative and quantitative factors. More frequent evaluations may be required if the Company experiences changes in its business climate or as a result of other triggering events that take place. If carrying value exceeds fair value, a possible impairment exists and further evaluation is performed.

The Company determines its reporting units at the individual operating segment level, or one level below, when there is discrete financial information available that is regularly reviewed by segment management for evaluating operating results. For purposes of the Company’s 2014 goodwill impairment test, the Company had three reporting units within its two reportable segments, one of which had goodwill.

In conducting the qualitative assessment, the Company considers relevant events and circumstances that affect the fair value or carrying amount of each of its reporting units. Such events and circumstances can include macroeconomic conditions, industry and market considerations, overall financial performance, entity and reporting unit specific events, and capital markets pricing. The Company considers the extent to which each of the adverse events and circumstances identified affect the comparison of a reporting unit’s fair value with its carrying amount. The Company places more weight on the events and circumstances that most affect a reporting unit’s fair value or the carrying amount of its net assets. The Company considers positive and mitigating events and circumstances that may affect its determination of whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. The Company also considers recent valuations of its reporting units, including the difference between the most recent fair value estimate and the carrying amount. These factors are all considered by management in reaching its conclusion about whether to perform the first step of the quantitative goodwill impairment test. If management concludes that further testing is required, the Company performs a quantitative valuation to estimate the fair value of its reporting units.

If the Company concludes that conducting a quantitative assessment is required, it will estimate the fair value each of its reporting units being evaluated utilizing a combination of three valuation techniques: discounted cash flow (Income Approach), market comparable method (Market Approach) and market capitalization (Direct Market Data Method). The Income Approach is based on management’s operating plan and internal five-year

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forecast and utilizes forward-looking assumptions and projections, but considers factors unique to each reporting unit and related long-range plans that may not be comparable to other companies and that are not yet public. The Market Approach considers potentially comparable companies and transactions within the industries where the Company’s reporting units participate, and applies their trading multiples to the Company’s reporting units. This approach utilizes data from actual marketplace transactions, but reliance on its results is limited by difficulty in identifying companies that are specifically comparable to the Company’s reporting units, considering the diversity of the Company’s businesses, the relative sizes and levels of complexity. The Company also uses the Direct Market Data Method by comparing its book value and the estimates of fair value of the reporting units to the Company’s market capitalization as of and at dates near the annual testing date. Management uses this comparison as additional evidence of the fair value of the Company, as its market capitalization may be suppressed by other factors such as the control premium associated with a controlling shareholder, the Company’s degree of leverage and the float of the Company’s common stock. Management evaluates and weighs the results based on a combination of the Income and Market Approaches, and, in situations where the Income Approach results differ significantly from the Market and Direct Data Approaches, management re-evaluates and adjusts, if necessary, its assumptions.

Indefinite-Lived Intangibles.    The Company assesses indefinite-lived intangible assets (primarily trademark/trade names) for impairment on an annual basis by reviewing relevant qualitative and quantitative factors. More frequent evaluations may be required if the Company experiences changes in its business climate or as a result of other triggering events that take place. If carrying value exceeds fair value, a possible impairment exists and further evaluation is performed.

In conducting the qualitative assessment, the Company considers relevant events and circumstances to determine whether it is more likely than not that the fair values of the indefinite-lived intangible assets are less than the carrying values. In addition to the events and circumstances that the Company considers above in its qualitative analysis for potential goodwill impairment, the Company also considers legal, regulatory and contractual factors that could affect the fair value or carrying amount of the Company’s indefinite-lived intangible assets. The Company also considers recent valuations of its indefinite-lived intangible assets, including the difference between the most recent fair value estimates and the carrying amounts. These factors are all considered by management in reaching its conclusion about whether it is more likely than not that the fair values of the indefinite-lived intangible assets are less than the carrying values. If management concludes that further testing is required, the Company performs a quantitative valuation to estimate the fair value of its indefinite-lived intangible assets. If the carrying value exceeds fair value, an impairment is recorded.

Self-insurance.    TriMas is generally self-insured for losses and liabilities related to workers’ compensation, health and welfare claims and comprehensive general, product and vehicle liability. Liabilities associated with the risks are estimated by considering historical claims experience and other actuarial assumptions. The Company has historically, indirectly as a component of TriMas, participated in these self-insurance plans and has been allocated a portion of the related expenses and liabilities for the periods presented.

Pension and Postretirement Benefits.    The Company has certain U.S. employees that participate in a defined benefit pension plan sponsored by TriMas. There are no active participants working for Horizon businesses. This

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plan is accounted for as a multi-employer plan and, as a result, no asset or liability was recorded by the Company to recognize the funded status of this plan. Expense allocations for these benefits are determined based on actuarially determined amounts specific to Horizon and are reported within Note 13, “Employee Benefit Plans.”

Revenue Recognition.    Revenues from product sales are recognized when products are shipped or provided to customers, the customer takes ownership and assumes risk of loss, the sales price is fixed and determinable and collectability is reasonably assured. Net sales is comprised of gross revenues less estimates of expected returns, trade discounts and customer allowances, which include incentives such as cooperative advertising agreements, volume discounts and other supply agreements in connection with various programs. Such deductions are recorded during the period the related revenue is recognized.

Cost of Sales.    Cost of sales includes material, labor and overhead costs incurred in the manufacture of products sold in the period. Material costs include raw material, purchased components, outside processing and inbound freight costs. Overhead costs consist of variable and fixed manufacturing costs, wages and fringe benefits, and purchasing, receiving and inspection costs.

Selling, General and Administrative Expenses.    Selling, general and administrative expenses include the following: costs related to the advertising, sale, marketing and distribution of the Company’s products, shipping and handling costs, amortization of customer intangible assets, costs of finance, human resources, legal functions, executive management costs and other administrative expenses.

Research and Development Costs.    Research and development (“R&D”) costs are expensed as incurred. R&D expenses were approximately $0.9 million and $1.3 million for the years ended December 31, 2014 and 2013, respectively, and are included in cost of sales in the accompanying statement of income.

Shipping and Handling Expenses.    Freight costs are included in cost of sales. Shipping and handling expenses, including those of Cequent Americas’ distribution network, are included in selling, general and administrative expenses in the accompanying statement of income. Shipping and handling costs were $5.4 million and $4.6 million for each of the years ended December 31, 2014 and 2013, respectively.

Advertising and Sales Promotion Costs.    Advertising and sales promotion costs are expensed as incurred. Advertising costs were approximately $8.8 million and $8.2 million for the years ended December 31, 2014 and 2013, respectively, and are included in selling, general and administrative expenses in the accompanying statement of income.

Income Taxes.    For the purposes of the combined financial statements, the Company’s income tax expense and deferred income tax balances have been estimated as if the Company filed income tax returns on a stand-alone basis separate from TriMas. As a stand-alone entity, deferred income taxes and effective tax rates may differ from those in the historical periods.

The Company computes income taxes using the asset and liability method, whereby deferred income taxes are provided for the temporary differences between the financial reporting basis and the tax basis of assets and liabilities and for operating loss and tax credit carryforwards. Valuation allowances are determined based on an

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assessment of positive and negative evidence on a jurisdiction-by-jurisdiction basis and are utilized to reduce deferred tax assets to the amount more likely than not to be realized. The Company recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. The Company records interest and penalties related to unrecognized tax benefits in income tax expense.

Foreign Currency Translation.    The financial statements of businesses located outside of the United States are measured using the currency of the primary economic environment in which they operate as the functional currency. When translating into U.S. dollars, income and expense items are translated at average monthly exchange rates and assets and liabilities are translated at exchange rates in effect at the balance sheet date. Translation adjustments resulting from translating the functional currency into U.S. dollars are deferred as a component of accumulated other comprehensive income in the statement of parent company equity. Net foreign currency transaction losses were approximately $0.3 million and $0.2 million for each of the years ended December 31, 2014 and 2013, and are included in other expense, net in the accompanying statement of income.

Derivative Financial Instruments.    The Company records all derivative financial instruments at fair value on the balance sheet as either assets or liabilities, and changes in their fair values are immediately recognized in earnings if the derivatives do not qualify as effective hedges. If a derivative is designated as a fair value hedge, then changes in the fair value of the derivative are offset against the changes in the fair value of the underlying hedged item. If a derivative is designated as a cash flow hedge, then the effective portion of the changes in the fair value of the derivative is recognized as a component of other comprehensive income until the underlying hedged item is recognized in earnings or the forecasted transaction is no longer probable of occurring. The Company formally documents hedging relationships for all derivative transactions and the underlying hedged items, as well as its risk management objectives and strategies for undertaking the hedge transactions. See Note 11, “Derivative Instruments,” for further information on the Company’s financial instruments.

Fair Value of Financial Instruments.    In accounting for and disclosing the fair value of these instruments, the Company uses the following hierarchy:

•	Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date;

•	Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly; and

•	Level 3 inputs are unobservable inputs for the asset or liability.

Valuation of the foreign currency forward contracts are based on the income approach, which uses observable inputs such as forward currency exchange rates. The carrying value of financial instruments reported in the balance sheet for current assets and current liabilities approximates fair value due to the short maturity of these instruments.

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Business Combinations.    The Company records assets acquired and liabilities assumed from acquisitions at fair value. The fair value of working capital accounts generally approximate book value. The valuation of inventory, property, plant and equipment, and intangible assets require significant assumptions. Inventory is recorded based on the estimated selling price less costs to sell, including completion, disposal and holding period costs with a reasonable profit margin. Property, plant and equipment is recorded at fair value using a combination of both the cost and market approaches for both the real and personal property acquired. Under the cost approach, consideration is given to the amount required to construct or purchase a new asset of equal value at current prices, with adjustments in value for physical deterioration, as well as functional and economic obsolescence. Under the market approach, recent transactions for similar types of assets are used as the basis for estimating fair value. For trademark/trade names and technology and other intangible assets, the estimated fair value is based on projected discounted future net cash flows using the relief-from-royalty method. For customer relationship intangible assets, the estimated fair value is based on projected discounted future cash flows using the excess earnings method. The relief-from-royalty and excess earnings method are both income approaches that utilize key assumptions such as forecasts of revenue and expenses over an extended period of time, royalty rate percentages, tax rates, and estimated costs of debt and equity capital to discount the projected cash flows.

Environmental Obligations.    The Company is subject to increasingly stringent environmental laws and regulations, including those relating to air emissions, wastewater discharges and chemical and hazardous waste management and disposal. Some of these environmental laws hold owners or operators of land or businesses liable for their own and for previous owners’ or operators’ releases of hazardous or toxic substances or wastes. Other environmental laws and regulations require the obtainment and compliance with environmental permits. To date, costs of complying with environmental, health and safety requirements have not been material; however, the Company cannot quantify with certainty the potential impact of future compliance efforts and environmental remediation actions.

While the Company must comply with existing and pending climate change legislation, regulation and international treaties or accords, current laws and regulations have not had a material impact on the Company’s business, capital expenditures or financial position. Future events, including those relating to climate change or greenhouse gas regulation could require the Company to incur expenses related to the modification or curtailment of operations, installation of pollution control equipment or investigation and cleanup of contaminated sites.

Ordinary Course Claims.    The Company is subject to claims and litigation in the ordinary course of business, but does not believe that any such claim or litigation is likely to have a material adverse effect on its financial position and results of operations or cash flows.

Stock-based Compensation.    TriMas maintains certain stock compensation plans for the benefit of its employees, including those of Horizon. The Company recognizes compensation expense related to equity awards based on their fair values as of the grant date. In addition, the Company periodically updates its estimate of attainment for each restricted share with a performance factor based on current and forecasted results, reflecting the change from prior estimate, if any, in current period compensation expense.

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Other Comprehensive Income.    The Company refers to other comprehensive income as revenues, expenses, gains and losses that under accounting principles generally accepted in the United States are included in comprehensive income but are excluded from net earnings as these amounts are recorded directly as an adjustment to parent company equity. Other comprehensive income is comprised of foreign currency translation adjustments and changes in unrealized gains and losses on forward currency contracts.

Parent Company Investment.    Parent company investment in the combined balance sheet represents TriMas’ historical investment in Horizon, accumulated net earnings after taxes and the net effect of the transactions with and allocations from TriMas. Refer to Note 1, “Basis of Presentation,” and Note 18, “Related Party Transactions and Parent Company Equity.”

4. Acquisitions

During 2013, the Company completed 100%-owned acquisitions for an aggregate cash purchase price of approximately $21.0 million, net of cash acquired, with an additional $8.1 million of deferred purchase price and contingent consideration, based primarily on a fixed date and payment schedule over the next five years. Acquisitions in chronological order of acquisition date, are as follows:

•

C.P. Witter Limited (“Witter”), acquired in April, located in the United Kingdom and included in the Company’s Cequent APEA reportable segment, is a manufacturer of highly-engineered towbars and accessories which are distributed through a wide network of commercial dealers, and generated approximately $20 million in revenue for the 12 months ended March 31, 2013.

•

Towing technology and business assets of AL-KO GmbH (“AL-KO”), acquired in July, is located in Germany and Finland and included in the Company’s Cequent APEA reportable segment. The acquired assets generated approximately $16 million of revenue for the 12 months ended June 30, 2013. The fair value of the AL-KO net assets acquired exceeded the purchase price, resulting in a bargain purchase gain of approximately $2.9 million, which is included in other income (expense), net in the accompanying combined statement of income.

•

DHF Soluções Automotivas Ltda (“DHF”), acquired in November, located in Brazil and included in the Company’s Cequent Americas reportable segment, is a manufacturer and distributor of aftermarket automotive hitching and accessory products, and generated approximately $12 million of revenue for the 12 months ended September 30, 2013.

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While the individual and aggregate historical and current year revenue and earnings associated with the Company’s 2013 acquisitions is not significant compared to the Company’s total results of operations, the following information has been provided to summarize the aggregate fair value of consideration paid for the acquisitions, the assets acquired and liabilities assumed.

Year ended December 31, 2013
(dollars in thousands)
Consideration
Initial cash paid net of cash acquired	$21,000
Deferred/contingent consideration(a)	8,090

Total consideration	$29,090

Recognized amounts of identifiable assets acquired and liabilities assumed
Receivables	$5,180
Inventories	10,720
Intangible assets other than goodwill(b)	12,120
Prepaid expenses and other assets	9,060
Property and equipment, net	10,850
Accounts payable and accrued liabilities	(5,570)
Deferred income taxes	(4,640)
Other long-term liabilities	(10,160)

Total identifiable net assets	27,560
Goodwill(c)	1,530

$29,090

(a)

Deferred/contingent consideration includes approximately $7.2 million of both short-term and long-term deferred purchase price, based on set amounts and fixed payment schedules per the purchase agreement, and an additional $0.9 million of contingent consideration to be paid based on a multiple of future earnings, as defined. The deferred/contingent consideration outstanding as of December 31, 2014, was approximately $6.0 million.

(b)

Consists of approximately $4.6 million of customer relationships with an estimated weighted average useful life of ten years, $0.1 million of technology and other intangible assets with an estimated weighted average useful life of three years and $7.4 million of trademark/trade names with an indefinite useful life.

(c)

Goodwill includes approximately $2.9 million of bargain purchase gain resulting from the acquisition of the towing technology and business assets of AL-KO, which is included in other income (expense), net in the accompanying combined statement of income for the year ended December 31, 2013.

5. Goshen Facility Closure

In November 2012, the Company announced plans to close its manufacturing facility in Goshen, Indiana, moving production from Goshen to lower-cost manufacturing facilities during 2013. The Company completed the move and ceased operations in Goshen during the fourth quarter of 2013, at which time, the Company recorded a pre-

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tax charge within its Cequent Americas reportable segment of approximately $4.6 million for estimated future unrecoverable lease obligations on the Goshen facility, net of estimated sublease recoveries, for the lease agreement that expires in 2022.

Also in 2013, upon completion of negotiations pursuant to a collective bargaining agreement, the Company recorded charges, primarily for severance benefits for its approximately 350 union hourly workers to be involuntarily terminated, of approximately $4.0 million, of which $3.6 million is included in cost of sales and $0.4 million is included in selling, general and administrative expenses in the accompanying combined statement of income. During 2012, the Company recorded charges, primarily related to severance benefits for approximately 70 salaried employees to be involuntarily terminated as part of the closure of approximately $1.2 million. As of December 31, 2014, the hourly and salary benefits have been fully paid.

In addition, the Company incurred approximately $2.4 million in 2013 of pre-tax non-cash charges related to accelerated depreciation expense as a result of shortening the expected lives on certain machinery, equipment and leasehold improvement assets that the Company no longer utilizes following the facility closure.

6. Goodwill and Other Intangible Assets

Goodwill

The Company conducted its annual goodwill impairment test as of October 1. For purposes of its 2014 and 2013 goodwill impairment tests, the Company performed a Step Zero qualitative assessment of potential goodwill impairment. In performing the Step Zero assessment, the Company considered relevant events and circumstances that could affect the fair value or carrying amount of the Company’s reporting units, such as macroeconomic conditions, industry and market considerations, overall financial performance, entity and reporting unit specific events and capital markets pricing. Based on the Step Zero analysis performed, the Company does not believe that it is more likely than not that the fair value of a reporting unit is less than its carrying amount in 2014 and 2013; therefore, the Company determined that Steps I and II were not required for the 2014 and 2013 goodwill impairment tests.

Changes in the carrying amount of goodwill for the years ended December 31, 2014 and 2013 are as follows:

	Cequent Americas	Cequent APEA	Total
	(dollars in thousands)
Balance, December 31, 2012	$3,440	$—	$3,440
Goodwill from acquisitions	4,410	—	4,410
Foreign currency translation and other	(670)	—	(670)

Balance, December 31, 2013	$7,180	$—	$7,180
Foreign currency translation and other	(600)	—	(600)

Balance, December 31, 2014	$6,580	$—	$6,580

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Other Intangible Assets

The Company conducted its annual indefinite-lived intangible asset impairment test as of October 1. For the purposes of the Company’s 2014 and 2013 indefinite-lived intangible asset impairment tests, the Company performed a qualitative assessment to determine whether it was more likely than not that the fair values of the indefinite-lived intangible assets are less than the carrying values. In performing the qualitative assessment, the Company considered similar events and circumstances to those considered in the Step Zero analysis for goodwill impairment testing and also considered legal, regulatory and contractual factors that could affect the fair value or carrying amount of the Company’s indefinite-lived intangible assets. The Company also considered the annual indefinite-lived intangible asset impairment quantitative test results, where the estimated fair value of each of the Company’s indefinite-lived intangible assets exceeded the carrying value by more than 100%, as well as the Company’s results of operations and improved capital structure. Based on the qualitative assessment performed, the Company does not believe that it is more likely than not that the fair values of each of its indefinite-lived intangible assets are less than the carrying values; therefore, a fair value calculation of the indefinite-lived intangible assets is not required for the 2014 and 2013 annual indefinite-lived intangible asset impairment tests.

The gross carrying amounts and accumulated amortization of the Company’s other intangibles as of December 31, 2014 and 2013 are summarized below. The Company amortizes these assets over periods ranging from three to 25 years.

	As of December 31, 2014		As of December 31, 2013
Intangible Category by Useful Life	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
	(dollars in thousands)
Finite-lived intangible assets:
Customer relationships, 5 - 12 years	$34,170	$(26,190)	$35,060	$(25,130)
Customer relationships, 15 - 25 years	105,380	(72,250)	105,380	(66,310)

Total customer relationships	139,550	(98,440)	140,440	(91,440)
Technology and other, 3 - 15 years	14,600	(13,910)	14,690	(13,590)

Total finite-lived intangible assets	154,150	(112,350)	155,130	(105,030)
Trademark/Trade names, indefinite-lived	24,710	—	26,080	—

Total other intangible assets	$178,860	$(112,350)	$181,210	$(105,030)

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Amortization expense related to intangible assets as included in the accompanying combined statement of income is summarized as follows:

	Year ended December 31,
	2014	2013
	(dollars in thousands)
Technology and other, included in cost of sales	$280	$410
Customer relationships, included in selling, general and administrative expenses	7,270	7,070

Total amortization expense	$7,550	$7,480

Estimated amortization expense for the next five fiscal years beginning after December 31, 2014 is as follows:

Year ended December 31,	Estimated Amortization Expense
(dollars in thousands)
2015	$7,620
2016	$7,450
2017	$7,330
2018	$4,220
2019	$3,700

7. Inventories

Inventories consist of the following components:

	December 31, 2014	December 31, 2013
	(dollars in thousands)
Finished goods	$89,550	$84,470
Work in process	6,810	9,170
Raw materials	27,170	32,690

Total inventories	$123,530	$126,330

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8. Property and Equipment, Net

Property and equipment consists of the following components:

	December 31, 2014	December 31, 2013
	(dollars in thousands)
Land and land improvements	$290	$330
Buildings	9,250	9,100
Machinery and equipment	118,460	114,080

	128,000	123,510
Less: Accumulated depreciation	72,820	64,480

Property and equipment, net	$55,180	$59,030

Depreciation expense as included in the accompanying combined statement of income is as follows:

	Year ended December 31,
	2014	2013
	(dollars in thousands)
Depreciation expense, included in cost of sales	$9,580	$10,190
Depreciation expense, included in selling, general and administrative expense	1,800	1,780

Total depreciation expense	$11,380	$11,970

9. Accrued and Other Long-Term Liabilities

As of December 31, 2014 and 2013, accrued wages and bonus were approximately $8.7 million and $10.8 million, respectively. No other classification of accrued liabilities exceeded 5% of current liabilities as of December 31, 2014 and 2013.

Other long-term liabilities consist of the following components:

	December 31, 2014	December 31, 2013
	(dollars in thousands)
Unrecognized tax benefits and related penalties and interest	$10,590	$16,680
Deferred purchase price and contingent consideration	7,710	9,850
Other	7,690	8,820

Total other long-term liabilities	$25,990	$35,350

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10. Long-term Debt

The Company’s long-term debt consists of the following:

	December 31, 2014	December 31, 2013
	(dollars in thousands)
Bank facilities	$140	$670
Capital leases and other long-term debt	620	1,300

	760	1,970
Less: Current maturities, long-term debt	460	1,300

Long-term debt	$300	$670

Bank Debt

In Australia, the Company’s subsidiary is party to an approximate $16.3 million revolving debt facility, which matures on August 31, 2015, is subject to interest at a bank-specified rate plus 1.90% and is secured by substantially all the assets of the subsidiary. No amounts were outstanding under this agreement as of December 31, 2014. As of December 31, 2013, $0.7 million was outstanding at an average interest rate of 2.7%.

In May 2014, the Company’s Dutch subsidiary entered into a credit agreement consisting of a $12.5 million uncommitted working capital facility which matures on May 29, 2015, is subject to interest at LIBOR plus 2.75% per annum and is guaranteed by TriMas. In addition, this Dutch subsidiary is subject to an overdraft facility in conjunction with the uncommitted working capital facility up to $1.0 million, subject to interest at U.S dollar prime rate plus 0.75%. As of December 31, 2014, $0.1 million was outstanding on this facility.

Long-term Debt Maturities

Future maturities of the face value of long-term debt at December 31, 2014 are as follows:

Year Ending December 31:	(dollars in thousands)
2015	$460
2016	170
2017	100
2018	30

Total	$760

11. Derivative Instruments

As of December 31, 2014, the Company was party to forward contracts to hedge changes in foreign currency exchange rates with notional amounts of approximately $12.0 million. The Company uses foreign currency forward contracts to mitigate the risk associated with fluctuations in currency rates impacting cash flows related

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to certain payments for contract manufacturing in its lower-cost manufacturing facilities. The foreign currency forward contracts hedge currency exposure between the Mexican peso and the U.S. dollar and the Thai baht and the Australian dollar and mature at specified monthly settlement dates through June 2015. At inception, the Company designated the foreign currency forward contracts as cash flow hedges.

As of December 31, 2014 and 2013, the fair value carrying amount of the Company’s derivatives designated as hedging instruments are recorded as follows:

	Balance Sheet Caption	Asset / (Liability) Derivatives
		December 31, 2014	December 31, 2013
		(dollars in thousands)
Derivatives designated as hedging instruments
Foreign currency forward contracts	Accrued liabilities	$(150)	$—

The following tables summarize the loss recognized in accumulated other comprehensive income (“AOCI”), the amounts reclassified from AOCI into earnings and the amounts recognized directly into earnings as of December 31, 2014 and 2013 and for the years ended December 31, 2014 and 2013:

	Amount of Loss Recognized in AOCI on Derivative (Effective Portion, net of tax)		Location of Income Reclassified from AOCI into Earnings (Effective Portion)	Amount of Income Reclassified from AOCI into Earnings
	As of December 31,			Year ended December 31,
	2014	2013		2014	2013
	(dollars in thousands)			(dollars in thousands)
Derivatives designated as hedging instruments
Foreign currency forward contracts	$(70)	$—	Cost of sales	$170	$—

Over the next 12 months, the Company expects to reclassify approximately $0.1 million of pre-tax deferred losses from AOCI to cost of sales as the intercompany inventory purchases are settled.

The fair value of the Company’s derivatives are estimated using an income approach based on valuation techniques to convert future amounts to a single, discounted amount. Estimates of the fair value of the Company’s foreign currency forward contracts use observable inputs such as forward currency exchange rates. Fair value measurements and the fair value hierarchy level for the Company’s assets and liabilities measured at fair value on a recurring basis as of December 31, 2014 are shown below:

Description	Frequency	Asset / (Liability)	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
		(dollars in thousands)
Foreign currency forward contracts	Recurring	$(150)	$—	$(150)	$—

HORIZON GLOBAL

THE CEQUENT BUSINESSES OF TRIMAS CORPORATION

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

12. Leases

The Company leases certain equipment and facilities under non-cancelable operating leases. Rental expense for the Company totaled approximately $15.1 million for each of the years ended December 31, 2014 and 2013, respectively.

Minimum payments for operating leases having initial or remaining non-cancelable lease terms in excess of one year at December 31, 2014 are summarized below:

Year ended December 31,	(dollars in thousands)
2015	$12,710
2016	12,320
2017	11,250
2018	9,140
2019	7,680
Thereafter	16,350

Total	$69,450

13. Employee Benefit Plans

The Company has certain domestic employees that participate in a defined benefit pension plan sponsored by TriMas. This plan is accounted for as a multi-employer plan and as a result, no asset or liability was recorded by the Company to recognize the funded status of this plan. Defined benefit pension plan costs included in the accompanying statement of income were approximately $0.2 million for the years ended December 31, 2014 and 2013, respectively.

The Company’s domestic salaried and hourly employees participate in a defined contribution profit sharing plan sponsored by TriMas. The plan contains both contributory and noncontributory profit sharing arrangements, as defined. Aggregate charges included in the accompanying statement of income under this plan were approximately $1.6 million and $1.7 million for the years ended December 31, 2014 and 2013, respectively.

14. Equity Awards

TriMas maintains several stock-based incentive plans for the benefit of certain officers, directors, and employees, including Horizon employees. Stock-based awards issued to employees include stock options, restricted stock units, restricted stock awards and performance stock units.

The Company recognizes compensation expense related to equity awards based on their fair values as of the grant date. In addition, the Company periodically updates its estimate of attainment for restricted shares with a performance factor based on current and forecast results, reflecting the change from prior estimate, if any, in current period compensation expense. Compensation expense was recorded on the basis of Horizon eligible employee headcount, with an additional amount allocated on the basis of revenue. The Company recognized

HORIZON GLOBAL

THE CEQUENT BUSINESSES OF TRIMAS CORPORATION

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

stock-based compensation of approximately $2.7 million and $3.6 million for the years ended December 31, 2014 and 2013, respectively. The stock-based compensation expense is included in selling, general and administrative expenses in the accompanying combined statement of income.

15. Accumulated Other Comprehensive Income

Changes in AOCI by component for the year ended December 31, 2014 are summarized as follows, net of tax:

	Derivative Instruments	Foreign Currency Translation	Total
	(dollars in thousands)
Balance, December 31, 2013	$—	$14,700	$14,700
Net unrealized gains (losses) arising during the period	80	(7,240)	(7,160)
Less: Net realized gains reclassified to net income (a)	150	—	150

Net current-period change	(70)	(7,240)	(7,310)

Balance, December 31, 2014	$(70)	$7,460	$7,390

(a)	Derivative instruments, net of income tax expense of $20 thousand. See Note 11, “Derivative Instruments,” for further details.

Changes in AOCI by component for the year ended December 31, 2013 are summarized as follows, net of tax:

	Derivative Instruments	Foreign Currency Translation	Total
	(dollars in thousands)
Balance, December 31, 2012	$—	$20,660	$20,660
Net unrealized losses arising during the period	—	(5,960)	(5,960)
Less: Net realized losses reclassified to net income	—	—	—

Net current-period change	—	(5,960)	(5,960)

Balance, December 31, 2013	$—	$14,700	$14,700

16. Segment Information

Horizon groups its operating segments into reportable segments by the region in which sales and manufacturing efforts are focused. Each operating segment has discrete financial information evaluated regularly by the Company’s chief operating decision maker in determining resource allocation and assessing performance. See below for more information regarding the types of products and services provided within each reportable segment:

Cequent Americas - A leading manufacturer and provider of both aftermarket and OEM towing and trailer products and accessories, and towing, trailer, vehicle protection and cargo management solutions serving the

HORIZON GLOBAL

THE CEQUENT BUSINESSES OF TRIMAS CORPORATION

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

end-user through retailers. Product offering includes: custom-engineered towing, trailering and electrical products including trailer couplers, winches, jacks, trailer brakes and brake control solutions, lighting accessories and roof racks for the recreational vehicle, agricultural/utility, marine, automotive and commercial trailer markets, functional vehicle accessories and cargo management solutions including vehicle hitches and receivers, sway controls, weight distribution and fifth-wheel hitches, hitch-mounted accessories and other accessory components, focusing its sales and manufacturing efforts on the North and South American markets.

Cequent APEA - With a product offering consistent with Cequent Americas, Cequent APEA focuses its sales and manufacturing efforts in the Asia Pacific, Europe and Africa regions of the world.

Segment activity is as follows:

	Year ended December 31,
	2014	2013
	(dollars in thousands)
Net Sales
Cequent Americas	$446,670	$436,650
Cequent APEA	165,110	151,620

Total	$611,780	$588,270

Operating Profit (Loss)
Cequent Americas	$30,810	$8,040
Cequent APEA	7,650	13,700
Corporate	(14,000)	(16,070)

Total	$24,460	$5,670

Capital Expenditures
Cequent Americas	$4,530	$5,610
Cequent APEA	6,910	9,650

Total	$11,440	$15,260

Depreciation and Amortization
Cequent Americas	$11,410	$13,680
Cequent APEA	7,520	5,770

Total	$18,930	$19,450

Total Assets
Cequent Americas	$241,030	$254,570
Cequent APEA	98,350	107,820
Corporate	4,450	1,930

Total	$343,830	$364,320

HORIZON GLOBAL

THE CEQUENT BUSINESSES OF TRIMAS CORPORATION

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

The following table presents the Company’s revenues for each of the years ended December 31 and total assets at each year ended December 31, attributed to each subsidiary’s continent of domicile. Other than Australia, there was no single non-U.S. country for which net sales and net assets were significant to the combined net sales and net assets of the Company taken as a whole.

	As of December 31,
	2014		2013
	Net Sales	Total Assets	Net Sales	Total Assets
	(dollars in thousands)
Non-U.S.
Europe	$45,340	$29,540	$22,740	$33,210
Australia	87,010	52,330	95,320	59,390
Asia	23,960	18,670	30,250	22,730
Africa	8,800	6,810	3,310	5,800
Other Americas	22,580	39,190	17,290	46,180

Total non-U.S	187,690	146,540	168,910	167,310
Total U.S.	424,090	197,290	419,360	197,010

Total	$611,780	$343,830	$588,270	$364,320

The Company’s export sales from the U.S. approximated $38.0 million and $37.9 million in 2014 and 2013, respectively.

The following table presents the Company’s net sales contributed by product group for the years ended December 31, 2014 and 2013.

	Year ended December 31,
	2014	2013
Towing	58.2%	57.7%
Trailering	24.4%	24.3%
Cargo Management	10.6%	10.7%
Other	6.8%	7.3%

	100.0%	100.0%

17. Income Taxes

Income taxes were calculated on a separate tax return basis, although operations have historically been included in TriMas’ U.S. federal, state and foreign tax returns. TriMas’ global tax model was developed utilizing its entire portfolio of business. Accordingly, the tax results as presented are not indicative of future performance and do not necessarily reflect the results that would have generated as an independent, public company for the periods presented.

HORIZON GLOBAL

THE CEQUENT BUSINESSES OF TRIMAS CORPORATION

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

The Company’s income before income taxes and income tax expense, each by tax jurisdiction, consisted of the following:

	Year ended December 31,
	2014	2013
	(dollars in thousands)
Income (loss) before income taxes:
Domestic	$5,170	$(13,930)
Foreign	15,420	20,000

Total income before income taxes	$20,590	$6,070

Current income tax expense (benefit):
Federal	$4,690	$(1,770)
State and local	450	80
Foreign	2,820	2,440

Total current income tax expense	7,960	750

Deferred income tax expense (benefit):
Federal	(2,880)	(3,150)
State and local	(80)	(450)
Foreign	240	(860)

Total deferred income tax benefit	(2,720)	(4,460)

Income tax expense (benefit)	$5,240	$(3,710)

The components of deferred taxes at December 31, 2014 and 2013 are as follows:

	2014	2013
	(dollars in thousands)
Deferred tax assets:
Accounts receivable	$1,250	$990
Inventories	3,680	3,110
Accrued liabilities and other long-term liabilities	10,390	10,610
Tax loss and credit carryforwards	5,100	3,490

Gross deferred tax asset	20,420	18,200
Valuation allowances	(3,850)	(2,060)

Net deferred tax asset	16,570	16,140

Deferred tax liabilities:
Property and equipment	(400)	(60)
Goodwill and other intangible assets	(18,430)	(22,340)
Other, principally deferred income	(180)	(290)

Gross deferred tax liability	(19,010)	(22,690)

Net deferred tax liability	$ (2,440)	$ (6,550)

HORIZON GLOBAL

THE CEQUENT BUSINESSES OF TRIMAS CORPORATION

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

The following is a reconciliation of income tax expense (benefit) computed at the U.S. federal statutory rate to income tax expense allocated to income before income taxes:

	2014	2013
	(dollars in thousands)
U.S. federal statutory rate	35%	35%
Tax at U.S. federal statutory rate	$7,210	$2,130
State and local taxes, net of federal tax benefit	240	(220)
Differences in statutory foreign tax rates	(4,950)	(4,090)
Change in unrecognized tax benefits	720	610
Tax holiday(a)	(410)	(1,980)
Nontaxable gains	—	(850)
Withholding taxes	460	450
Tax credits	(370)	(720)
Net change in valuation allowance	1,790	780
Other, net	550	180

Income tax expense (benefit)	$5,240	$(3,710)

(a)	Tax holiday related to Thailand which expires on December 31, 2015.

The Company has recorded deferred tax assets on $3.0 million of various state operating loss carryforwards and $13.7 million of various foreign operating loss carryforwards. The majority of the state tax loss carryforwards expire between 2024 and 2027 and the majority of the foreign losses have indefinite carryforward periods. Any available federal net operating loss has been fully utilized by TriMas; therefore, no deferred tax asset has been presented.

Cash payments for federal and state income taxes are made by TriMas on behalf of the Company. Any current tax benefits or liabilities are settled in parent company investment. Cash payments for foreign income taxes were $3.2 million and $5.6 million for the years ended December 31, 2014 and 2013, respectively.

In general, it is the practice and intention of the Company to reinvest the earnings of its non-U.S. subsidiaries in those operations. As of December 31, 2014, the Company has not made a provision for U.S. or additional non-U.S. withholding taxes on approximately $73.4 million of undistributed earnings of non-U.S. subsidiaries that are considered to be permanently reinvested. Generally, such amounts become subject to U.S. taxation upon remittance of dividends and under certain other circumstances. It is not practicable to estimate the amount of deferred tax liability related to investments in these non-U.S. subsidiaries.

Unrecognized tax benefits

The Company has approximately $10.0 million and $10.7 million of unrecognized tax benefits (“UTBs”) as of December 31, 2014 and 2013, respectively. If the unrecognized tax benefits were recognized, the impact to the Company’s effective tax rate would be to reduce reported income tax expense for the years ended December 31, 2014 and 2013 approximately $9.7 million and $10.6 million, respectively.

HORIZON GLOBAL

THE CEQUENT BUSINESSES OF TRIMAS CORPORATION

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

A reconciliation of the change in the UTBs and related accrued interest and penalties for the years ended December 31, 2014 and 2013 is as follows:

Unrecognized Tax Benefits
(dollars in thousands)
Balance at December 31, 2012	$6,660
Tax positions related to current year:
Additions	180
Tax positions related to prior years:
Additions	3,870
Reductions	—
Settlements	—
Lapses in the statutes of limitations	—

Balance at December 31, 2013	$10,710
Tax positions related to current year:
Additions	—
Tax positions related to prior years:
Additions	—
Reductions	(750)
Settlements	—
Lapses in the statutes of limitations	—

Balance at December 31, 2014	$9,960

In addition to the UTBs summarized above, the Company has recorded approximately $6.1 million and $6.0 million in potential interest and penalties associated with uncertain tax positions as of December 31, 2014 and 2013, respectively.

The additions in UTBs related to prior years, for the year ended December 31, 2013, related primarily to acquisitions. The reductions in UTBs related to prior years, for the year ended December 31, 2014, are primarily due to changes in foreign currency rates.

The Company is subject to U.S. federal, state and local, and certain non-U.S. income tax examinations for tax years 2002 through 2013. TriMas is currently under audit by the Internal Revenue Service for tax year 2011. The Company does not believe that the results of this examination will have a significant impact on the Company’s tax position or its effective tax rate.

Management monitors changes in tax statutes and regulations and the issuance of judicial decisions to determine the potential impact to unrecognized tax benefits and is not aware of, nor does it anticipate, any material subsequent events that could have a significant impact on the Company’s financial position during the next twelve months.

HORIZON GLOBAL

THE CEQUENT BUSINESSES OF TRIMAS CORPORATION

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

18.  Related Party Transactions and Parent Company Equity

Allocation of General Corporate Expenses

The combined financial statements include expense allocations for certain functions provided by TriMas and stock-based compensation. These functions include, but are not limited to, general corporate expenses related to accounting, treasury, tax, legal, risk management, communications, human resources, procurement, information technology and other services. These expenses were allocated on the basis of direct usage when identifiable, with the remainder allocated on the basis of revenue or headcount. TriMas allocated $14.0 million and $16.1 million of expense to the Company in 2014 and 2013, respectively. These expenses are included in selling, general, and administrative expenses in the accompanying combined statement of income.

The expense allocations were determined on a basis that both the Company and TriMas consider to be a reasonable reflection of the utilization of services provided or the benefit received during the periods presented. The allocations may not, however, reflect the expense that would have been incurred as an independent, publicly-traded company for the periods presented. Actual costs that may have been incurred if Horizon had been a stand-alone company would depend on a number of factors, including the chosen organization structure, what functions were outsourced or performed by employees and other strategic decisions.

Parent Company Equity

Net transfers (to) from parent are included within parent company investment on the combined statement of parent company equity. The components of the Company’s net transfers (to) from parent as of December 31, 2014 and 2013 are presented in the table below.

	December 31, 2014	December 31, 2013
	(dollars in thousands)
Net change in income tax accounts	$7,960	$750
Allocation of overhead/other expenses	14,000	16,070
Net advances (to) from parent	(38,020)	11,100

Total net transfers (to) from parent	$(16,060)	$27,920

The net effect of these transactions is included in the combined balance sheet as parent company investment.

The combined financial statements include the allocation of certain assets and liabilities that have historically been held at the TriMas corporate level but which are specifically identifiable or allocable to Horizon. Cash and cash equivalents and short-term investments held by TriMas were not allocated to Horizon unless the cash or investments were held by an entity that is directly attributable to and held by Horizon. Long-term debt and short-term borrowings were not allocated to Horizon as none of the debt recorded by TriMas is directly attributable to or guaranteed by Horizon. All intercompany transactions between TriMas and Horizon have been included in these combined financial statements and are considered to be effectively settled for cash in the combined

HORIZON GLOBAL

THE CEQUENT BUSINESSES OF TRIMAS CORPORATION

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

financial statements at the time the transaction is recorded. The total net effect of the settlement of these intercompany transactions is reflected in the combined statement of cash flow as a financing activity and in the combined balance sheet as parent company investment in Horizon.

19.  Subsequent Event

The combined financial statements reflect management’s evaluation of subsequent events, through March 31, 2015, the date Horizon’s combined financial statements were available for issuance.

Horizon Global

The Cequent Businesses of TriMas Corporation

Combined Balance Sheet

(Unaudited — Dollars in thousands)

	March 31, 2015	December 31, 2014
Assets
Current assets:
Cash and cash equivalents	$5,150	$5,720
Receivables, net	82,930	63,840
Inventories	129,510	123,530
Deferred income taxes	4,810	4,840
Prepaid expenses and other current assets	7,020	5,690

Total current assets	229,420	203,620
Property and equipment, net	52,460	55,180
Goodwill	5,470	6,580
Other intangibles, net	62,880	66,510
Other assets	10,130	11,940

Total assets	$360,360	$343,830

Liabilities and Parent Company Equity
Current liabilities:
Current maturities, long-term debt	$200	$460
Accounts payable	79,570	81,980
Accrued liabilities	35,940	37,940

Total current liabilities	115,710	120,380
Long-term debt	240	300
Deferred income taxes	7,980	8,970
Other long-term liabilities	22,330	25,990

Total liabilities	146,260	155,640

Commitments and contingent liabilities
Parent company investment	211,850	180,800
Accumulated other comprehensive income	2,250	7,390

Total parent company equity	214,100	188,190

Total liabilities and parent company equity	$360,360	$343,830

The accompanying notes are an integral part of these financial statements.

Horizon Global

The Cequent Businesses of TriMas Corporation

Combined Statement of Income

(Unaudited — Dollars in thousands)

	Three months ended March 31,
	2015	2014
Net sales	$142,360	$148,090
Cost of sales	(107,060)	(112,430)

Gross profit	35,300	35,660
Selling, general and administrative expenses	(31,590)	(31,420)

Operating profit	3,710	4,240

Other expense, net:
Interest expense	(120)	(190)
Other expense, net	(1,250)	(760)

Other expense, net	(1,370)	(950)

Income before income tax	2,340	3,290
Income tax expense	(860)	(910)

Net income	$1,480	$2,380

The accompanying notes are an integral part of these financial statements.

Horizon Global

The Cequent Businesses of TriMas Corporation

Combined Statement of Comprehensive Income

(Unaudited — Dollars in thousands)

	Three months ended March 31,
	2015	2014
Net income	$1,480	$2,380

Other comprehensive income:
Foreign currency translation	(5,240)	1,840
Net change in unrealized loss on derivative instruments, net of tax (Note 8)	100	330

Total other comprehensive income (loss)	(5,140)	2,170

Total comprehensive income (loss)	$(3,660)	$4,550

The accompanying notes are an integral part of these financial statements.

Horizon Global

The Cequent Businesses of TriMas Corporation

Combined Statement of Cash Flows

(Unaudited — Dollars in thousands)

	Three months ended March 31,
	2015	2014
Cash Flows from Operating Activities:
Net income	$1,480	$2,380
Adjustments to reconcile net income to net cash used for operating activities
(Gain) loss on dispositions of property and equipment	(50)	10
Depreciation	2,540	2,870
Amortization of intangible assets	1,860	1,910
Deferred income taxes	(530)	(390)
Non-cash compensation expense	960	820
Increase in receivables	(21,520)	(26,610)
Increase in inventories	(8,300)	(780)
Increase in prepaid expenses and other assets	(1,000)	(1,070)
Decrease in accounts payable and accrued liabilities	(2,130)	(21,050)
Other, net	(180)	(10)

Net cash used for operating activities	(26,870)	(41,920)

Cash Flows from Investing Activities:
Capital expenditures	(2,320)	(3,780)
Net proceeds from disposition of property and equipment	120	200

Net cash used for investing activities	(2,200)	(3,580)

Cash Flows from Financing Activities:
Proceeds from borrowings on credit facilities	29,930	47,160
Repayments of borrowings on credit facilities	(30,040)	(44,460)
Net transfers from parent	28,610	41,360

Net cash provided by financing activities	28,500	44,060

Cash and Cash Equivalents:
Decrease for the period	(570)	(1,440)
At beginning of period	5,720	7,880

At end of period	$5,150	$6,440

Supplemental disclosure of cash flow information:
Cash paid for interest	$90	$150

The accompanying notes are an integral part of these financial statements.

Horizon Global

The Cequent Businesses of TriMas Corporation

Combined Statement of Parent Company Equity

Three Months Ended March 31, 2015

(Unaudited — Dollars in thousands)

	Parent Company Investment	Accumulated Other Comprehensive Income	Total Parent Company Equity
Balances at December 31, 2014	$180,800	$7,390	$188,190
Net income	1,480	—	1,480
Net transfers from parent	29,570	—	29,570
Other comprehensive loss	—	(5,140)	(5,140)

Balances at March 31, 2015	$211,850	$2,250	$214,100

The accompanying notes are an integral part of these financial statements.

HORIZON GLOBAL

THE CEQUENT BUSINESSES OF TRIMAS CORPORATION

NOTES TO COMBINED FINANCIAL STATEMENTS

(unaudited)

1. Basis of Presentation

On December 8, 2014, TriMas Corporation (“TriMas”) announced that its board of directors unanimously approved a plan to pursue a tax-free spin-off of its Cequent APEA and Cequent Americas businesses (“Horizon,” “Horizon Global” or the “Company”) into a stand-alone, publicly traded company, Horizon Global Corporation, a newly created Delaware company. The transaction is expected to be executed by distributing all shares of Horizon to current TriMas shareholders. Furthermore, Horizon Global Corporation expects to qualify as an “emerging growth company” as defined in the Jumpstart our Business Startups Act of 2012 (“JOBS Act”). The distribution is subject to the satisfaction or waiver by TriMas of certain conditions, including, among others, approval of the TriMas board of directors, declaration of the effectiveness of this registration statement on Form S-1, of which these financial statements is a part, and receipt of an opinion from TriMas’ tax advisor regarding the tax-free treatment of the spin-off.

Horizon is a global designer, manufacturer and distributor of a wide variety of high quality, custom-engineered towing, trailering, cargo management and other related accessories. These products are designed to support OEM, original equipment suppliers, aftermarket and retail customers within the agricultural, automotive, construction, horse/livestock, industrial, marine, military, recreational, trailer and utility markets.

The accompanying unaudited combined financial statements have been prepared on a stand-alone basis and are derived from the TriMas consolidated financial statements and accounting records for the periods presented as the Company was historically managed within TriMas. The unaudited combined financial statements include the accounts of the Company and, in the opinion of management, contain all adjustments, including adjustments of a normal and recurring nature, necessary for a fair presentation of financial position and results of operations. The Company’s unaudited combined financial statements may not be indicative of the Company’s future performance, and do not necessarily reflect what the results of operations, financial position, and cash flows would have been had it been operated as a stand alone company during the periods presented. The accompanying combined financial statements and notes thereto should be read in conjunction with the Company’s annual financial statements included in this prospectus.

2. New Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2014-09, “Revenue from Contracts with Customers (Topic 606)” (“ASU 2014-09”). ASU 2014-09 requires that an entity recognizes revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services. ASU 2014-09 is currently effective for fiscal years, and interim periods within those years, beginning on or after December 15, 2016, subject to an additional one year deferral as recently proposed by the FASB. The Company is in the process of assessing the impact of the adoption of ASU 2014-09 on its combined financial statements.

HORIZON GLOBAL

THE CEQUENT BUSINESSES OF TRIMAS CORPORATION

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

(unaudited)

3. Goshen Facility Closure

In November 2012, the Company announced plans to close its manufacturing facility in Goshen, Indiana, moving production from Goshen to lower-cost manufacturing facilities during 2013. The Company completed the move and ceased operations in Goshen during the fourth quarter of 2013. During 2013, the Company recorded charges, primarily for severance benefits for its approximately 350 union hourly workers to be involuntarily terminated, of approximately $4.0 million. Additionally, during 2012, the Company recorded charges, primarily for severance benefits for salaried employees to be involuntarily terminated as part of the closure of approximately $1.2 million. Through December 31, 2014, the hourly and salary benefits have been fully paid, with approximately $5.0 million being paid during the three months ended March 31, 2014.

4. Goodwill and Other Intangible Assets

Changes in the carrying amount of goodwill for the three months ended March 31, 2015 are as follows:

	Cequent Americas	Cequent APEA	Total

	(dollars in thousands)
Balance, December 31, 2014	$6,580	$—	$6,580
Foreign currency translation and other	(1,110)	—	(1,110)

Balance, March 31, 2015	$5,470	$—	$5,470

The gross carrying amounts and accumulated amortization of the Company’s other intangibles as of March 31, 2015 and December 31, 2014 are summarized below. The Company amortizes these assets over periods ranging from three to 25 years.

	As of March 31, 2015		As of December 31, 2014
Intangible Category by Useful Life	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
	(dollars in thousands)
Finite-lived intangible assets:
Customer relationships, 5 -12 years	$33,250	$(26,240)	$34,170	$(26,190)
Customer relationships, 15 -25 years	105,380	(73,730)	105,380	(72,250)

Total customer relationships	138,630	(99,970)	139,550	(98,440)
Technology and other, 3 -15 years	14,570	(13,980)	14,600	(13,910)

Total finite-lived intangible assets	153,200	(113,950)	154,150	(112,350)
Trademark/Trade names, indefinite-lived	23,630	—	24,710	—

Total other intangible assets	$176,830	$(113,950)	$178,860	$(112,350)

HORIZON GLOBAL

THE CEQUENT BUSINESSES OF TRIMAS CORPORATION

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

(unaudited)

Amortization expense related to intangible assets as included in the accompanying combined statement of income is summarized as follows:

	Three months ended March 31,
	2015	2014
	(dollars in thousands)
Technology and other, included in cost of sales	$60	$90
Customer relationships, included in selling, general and administrative expenses	1,800	1,820

Total amortization expense	$1,860	$1,910

5. Inventories

Inventories consist of the following components:

	March 31, 2015	December 31, 2014
	(dollars in thousands)
Finished goods	$95,010	$89,550
Work in process	6,390	6,810
Raw materials	28,110	27,170

Total inventories	$129,510	$123,530

6. Property and Equipment, Net

Property and equipment consists of the following components:

	March 31, 2015	December 31, 2014
	(dollars in thousands)
Land and land improvements	$250	$290
Buildings	9,060	9,250
Machinery and equipment	116,500	118,460

	125,810	128,000
Less: Accumulated depreciation	73,350	72,820

Property and equipment, net	$52,460	$55,180

HORIZON GLOBAL

THE CEQUENT BUSINESSES OF TRIMAS CORPORATION

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

(unaudited)

Depreciation expense as included in the accompanying combined statement of income is as follows:

	Three months ended March 31,
	2015	2014
	(dollars in thousands)
Depreciation expense, included in cost of sales	$2,150	$2,370
Depreciation expense, included in selling, general and administrative expense	390	500

Total depreciation expense	$2,540	$2,870

7. Long-term Debt

The Company’s long-term debt consists of the following:

	March 31, 2015	December 31, 2014
	(dollars in thousands)
Bank facilities	$—	$140
Capital leases and other long-term debt	440	620

	440	760
Less: Current maturities, long-term debt	200	460

Long-term debt	$240	$300

Bank Debt

In Australia, the Company’s subsidiary is party to an approximate $15.2 million revolving debt facility, which matures on August 31, 2015, is subject to interest at a bank-specified rate plus 1.90% and is secured by substantially all the assets of the subsidiary. As of March 31, 2015 and December 31, 2014, no amounts were outstanding under this agreement.

In May 2014, the Company’s Dutch subsidiary entered into a credit agreement consisting of a $12.5 million uncommitted working capital facility which matures on May 29, 2015, is subject to interest at LIBOR plus 2.75% per annum and is guaranteed by TriMas. In addition, this Dutch subsidiary is subject to an overdraft facility in conjunction with the uncommitted working capital facility up to $1.0 million, subject to interest at U.S dollar prime rate plus 0.75%. No amounts were outstanding on this facility as of March 31, 2015. As of December 31, 2014, $0.1 million was outstanding on this facility.

8. Derivative Instruments

As of March 31, 2015, the Company was party to forward contracts to hedge changes in foreign currency exchange rates with notional amounts of approximately $16.5 million. The Company uses foreign currency

HORIZON GLOBAL

THE CEQUENT BUSINESSES OF TRIMAS CORPORATION

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

(unaudited)

forward contracts to mitigate the risk associated with fluctuations in currency rates impacting cash flows related to certain payments for contract manufacturing in its lower-cost manufacturing facilities. The foreign currency forward contracts hedge currency exposure between the Mexican peso and the U.S. dollar, the Thai baht and the Australian dollar and the U.S. dollar and the Australian dollar and mature at specified monthly settlement dates through March 2016. At inception, the Company designated the foreign currency forward contracts as cash flow hedges.

As of March 31, 2015 and December 31, 2014, the fair value carrying amount of the Company’s derivatives designated as hedging instruments are recorded as follows:

		Asset / (Liability) Derivatives
	Balance Sheet Caption	March 31, 2015	December 31, 2014
		(dollars in thousands)
Derivatives designated as hedging instruments
Foreign currency forward contracts	Other assets	$290	$—
Foreign currency forward contracts	Accrued liabilities	(210)	(150)

Total derivatives designated as hedging instruments		$80	$(150)

The following table summarizes the income (loss) recognized in accumulated other comprehensive income (“AOCI”), the amounts reclassified from AOCI into earnings and the amounts recognized directly into earnings as of March 31, 2015 and December 31, 2014 and for the three months ended March 31, 2015 and 2014:

	Amount of Income (Loss) Recognized in AOCI on Derivative (Effective Portion, net of tax)		Location of Income (Loss) Reclassified from AOCI into Earnings (Effective Portion)	Amount of Income (Loss) Reclassified from AOCI into Earnings
				Three months ended March 31,
	As of March 31, 2015	As of December 31, 2014		2015	2014
	(dollars in thousands)			(dollars in thousands)
Derivatives designated as hedging instruments
Foreign currency forward contracts	$30	$(70)	Cost of sales	$(190)	$40

Over the next 12 months, the Company expects to reclassify approximately $0.1 million of pre-tax deferred gains from AOCI to cost of sales as the intercompany inventory purchases are settled.

HORIZON GLOBAL

THE CEQUENT BUSINESSES OF TRIMAS CORPORATION

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

(unaudited)

The fair value of the Company’s derivatives are estimated using an income approach based on valuation techniques to convert future amounts to a single, discounted amount. Estimates of the fair value of the Company’s foreign currency forward contracts use observable inputs such as forward currency exchange rates. Fair value measurements and the fair value hierarchy level for the Company’s assets and liabilities measured at fair value on a recurring basis as of March 31, 2015 and December 31, 2014 are shown below:

Description	Frequency	Asset / (Liability)	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
		(dollars in thousands)
March 31, 2015
Foreign currency forward contracts	Recurring	$80	$—	$80	$—
December 31, 2014
Foreign currency forward contracts	Recurring	$(150)	$—	$(150)	$—

9. Employee Benefit Plans

The Company has certain domestic employees that participate in a defined benefit pension plan sponsored by TriMas. This plan is accounted for as a multi-employer plan and as a result, no asset or liability was recorded by the Company to recognize the funded status of this plan. Defined benefit pension plan costs included in the accompanying statement of income were approximately $0.1 million for each of the three months ended March 31, 2015 and 2014.

The Company’s domestic salaried and hourly employees participate in a defined contribution profit sharing plan sponsored by TriMas. The plan contains both contributory and noncontributory profit sharing arrangements, as defined. Aggregate charges included in the accompanying statement of income under this plan were approximately $0.4 million for each of the three months ended March 31, 2015 and 2014.

10. Equity Awards

TriMas maintains several stock-based incentive plans for the benefit of certain officers, directors, and employees, including Horizon employees. Stock-based awards issued to employees include stock options, restricted stock units, restricted stock awards and performance stock units.

The Company recognizes compensation expense related to equity awards based on their fair values as of the grant date. In addition, the Company periodically updates its estimate of attainment for restricted shares with a performance factor based on current and forecast results, reflecting the change from prior estimate, if any, in current period compensation expense. Compensation expense was recorded on the basis of Horizon eligible employee headcount, with an additional amount allocated on the basis of revenue. The Company recognized

HORIZON GLOBAL

THE CEQUENT BUSINESSES OF TRIMAS CORPORATION

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

(unaudited)

stock-based compensation of approximately $1.0 million and $0.8 million for the three months ended March 31, 2015 and 2014, respectively. The stock-based compensation expense is included in selling, general and administrative expenses in the accompanying combined statement of income.

11. Accumulated Other Comprehensive Income

Changes in AOCI by component for the three months ended March 31, 2015 are summarized as follows, net of tax:

	Derivative Instruments	Foreign Currency Translation	Total
	(dollars in thousands)
Balance, December 31, 2014	$(70)	$7,460	$7,390
Net unrealized (losses) arising during the period (a)	(80)	(5,240)	(5,320)
Less: Net realized (losses) reclassified to net income (b)	(180)	—	(180)

Net current-period change	100	(5,240)	(5,140)

Balance, March 31, 2015	$30	$2,220	$2,250

(a)	Derivative instruments, net of income tax of $40 thousand. See Note 8, “Derivative Instruments,” for further details.

(b)	Derivative instruments, net of income tax expense of $10 thousand. See Note 8, “Derivative Instruments,” for further details.

Changes in AOCI by component for the three months ended March 31, 2014 are summarized as follows, net of tax:

	Derivative Instruments	Foreign Currency Translation	Total
	(dollars in thousands)
Balance, December 31, 2013	$—	$14,700	$14,700
Net unrealized gains arising during the period (a)	370	1,840	2,210
Less: Net realized gains reclassified to net income (b)	40	—	40

Net current-period change	330	1,840	2,170

Balance, March 31, 2014	$330	$16,540	$16,870

(a)	There was no income tax impact on the net unrealized gains on derivative instruments. See Note 8, “Derivative Instruments,” for further details.

(b)	There was no income tax impact on the net realized gains reclassified to net income on derivative instruments. See Note 8, “Derivative Instruments,” for further details.

HORIZON GLOBAL

THE CEQUENT BUSINESSES OF TRIMAS CORPORATION

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

(unaudited)

12. Segment Information

Horizon groups its operating segments into reportable segments by the region in which sales and manufacturing efforts are focused. Each operating segment has discrete financial information evaluated regularly by the Company’s chief operating decision maker in determining resource allocation and assessing performance. See below for more information regarding the types of products and services provided within each reportable segment:

Cequent Americas - A leading manufacturer and provider of both aftermarket and OEM towing and trailer products and accessories, and towing, trailer, vehicle protection and cargo management solutions serving the end-user through retailers. Product offering includes: custom-engineered towing, trailering and electrical products including trailer couplers, winches, jacks, trailer brakes and brake control solutions, lighting accessories and roof racks for the recreational vehicle, agricultural/utility, marine, automotive and commercial trailer markets, functional vehicle accessories and cargo management solutions including vehicle hitches and receivers, sway controls, weight distribution and fifth-wheel hitches, hitch-mounted accessories and other accessory components, focusing its sales and manufacturing efforts on the North and South American markets.

Cequent APEA - With a product offering consistent with Cequent Americas, Cequent APEA focuses its sales and manufacturing efforts in the Asia Pacific, Europe and Africa regions of the world.

Segment activity is as follows:

	Three months ended March 31,
	2015	2014
	(dollars in thousands)
Net Sales
Cequent Americas	$106,540	$108,620
Cequent APEA	35,820	39,470

Total	$142,360	$148,090

Operating Profit (Loss)
Cequent Americas	$5,920	$5,760
Cequent APEA	2,250	2,460
Corporate	(4,460)	(3,980)

Total	$3,710	$4,240

HORIZON GLOBAL

THE CEQUENT BUSINESSES OF TRIMAS CORPORATION

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

(unaudited)

13. Related Party Transactions and Parent Company Equity

Allocation of General Corporate Expenses

The combined financial statements include expense allocations for certain functions provided by TriMas and stock-based compensation. These functions include, but are not limited to, general corporate expenses related to accounting, treasury, tax, legal, risk management, communications, human resources, procurement, information technology and other services. These expenses were allocated on the basis of direct usage when identifiable, with the remainder allocated on the basis of revenue or headcount. TriMas allocated $4.5 million and $4.0 million of expense to the Company in the three months ended March 31, 2015 and 2014, respectively. These expenses are included in selling, general, and administrative expenses in the accompanying combined statement of income.

The expense allocations were determined on a basis that both the Company and TriMas consider to be a reasonable reflection of the utilization of services provided or the benefit received during the periods presented. The allocations may not, however, reflect the expense that would have been incurred as an independent, publicly-traded company for the periods presented. Actual costs that may have been incurred if Horizon had been a stand-alone company would depend on a number of factors, including the chosen organization structure, what functions were outsourced or performed by employees and other strategic decisions.

Income Taxes

Cash payments for federal and state income taxes are made by TriMas on behalf of the Company. Any current tax benefits or liabilities are settled in parent company investment. Cash payments for foreign income taxes were $0.8 million and $0.5 million for the three months ended March 31, 2015 and 2014, respectively.

Parent Company Equity:

Net transfers from parent are included within parent company investment on the combined statement of parent company equity. The components of the Company’s net transfers from parent as of March 31, 2015 is presented in the table below.

March 31, 2015
(dollars in thousands)
Net change in income tax accounts	$1,390
Allocation of overhead/other expenses	4,460
Net advances from parent	23,720

Total net transfers from parent	$29,570

The net effect of these transactions is included in the combined balance sheet as parent company investment.

HORIZON GLOBAL

THE CEQUENT BUSINESSES OF TRIMAS CORPORATION

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

(unaudited)

The combined financial statements include the allocation of certain assets and liabilities that have historically been held at the TriMas corporate level but which are specifically identifiable or allocable to Horizon. Cash and cash equivalents and short-term investments held by TriMas were not allocated to Horizon unless the cash or investments were held by an entity that is directly attributable to and held by Horizon. Long-term debt and short-term borrowings were not allocated to Horizon as none of the debt recorded by TriMas is directly attributable to or guaranteed by Horizon. All intercompany transactions between TriMas and Horizon have been included in these combined financial statements and are considered to be effectively settled for cash in the combined financial statements at the time the transaction is recorded. The total net effect of the settlement of these intercompany transactions is reflected in the combined statement of cash flow as a financing activity and in the combined balance sheet as parent company investment in Horizon.

14. Subsequent Event

The combined financial statements reflect management’s evaluation of subsequent events, through May 26, 2015, the date Horizon’s combined financial statements were available for issuance.

PART II

INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 13.    Other Expenses of Issuance and Distribution.

The following table shows the costs and expenses to be paid by the registrant or on behalf of the registrant by TriMas in connection with the spin-off. All amounts shown except the SEC registration fee and the NYSE listing fee are estimates.

Amount
SEC Registration Fee	$21,867.45
NYSE Listing Fee	125,000
Accounting Fees and Expenses	3,000,000
Legal Fees and Expenses	1,000,000
Printing and Engraving Expenses	250,000
Transfer Agent and Registrar Fees and Expenses	20,000
Miscellaneous Expenses	750,000

Total	$5,166,867.45

Item 14.    Indemnification of Officers and Directors.

We are a Delaware corporation. Section 145 of the DGCL as the same exists or may hereafter be amended, inter alia, provides that a Delaware corporation may indemnify any person who was, or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation), by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise. The indemnity may include expenses (including attorney’s fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding, if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the corporation’s best interests and, with respect to any criminal action or proceeding, had no reasonable cause to believe that the person’s conduct was unlawful.

Section 145 of the DGCL provides that a Delaware corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise. The indemnity may include expenses (including attorneys’ fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the corporation’s best interests, except that no indemnification is permitted without judicial approval if the officer, director, employee or agent is adjudged to be liable to the corporation.

Where a present or former director or officer has been successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify the person against the expenses (including attorney’s fees) actually and reasonably incurred by such person in connection therewith.

Section 145 further authorizes a corporation to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against any liability asserted against such person and incurred by such person in any such capacity, or arising out of such person’s status as such whether or not the corporation would have the power to indemnify such person against such liability under Section 145.

Article VIII of our amended and restated certificate of incorporation provides that each person who was or is made a party to (or is threatened to be made a party to) or is otherwise involved in any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that such person is or was one of our directors or officers shall be indemnified and held harmless by Horizon to the fullest extent authorized by the DGCL against all expenses, liability and loss (including without limitation attorneys’ fees, judgments, fines and amounts paid in settlement) reasonably incurred by such person in connection therewith. The rights conferred by Article VIII are contractual rights and include the right to be paid by Horizon the expenses incurred in defending such action, suit or proceeding in advance of the final disposition thereof.

Article VII of our amended and restated certificate of incorporation provides that, to the extent permitted by Section 102(b)(7) of the DGCL, our directors will not be personally liable to us or our stockholders for monetary damages resulting from breaches of their fiduciary duty as directors except (a) for any breach of the duty of loyalty to us or our stockholders, (b) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (c) under Section 174 of the DGCL, which makes directors liable for unlawful dividends or unlawful stock repurchases or redemptions, or (d) for transactions from which a director derives an improper personal benefit.

Our directors and officers are expected to be covered by insurance policies indemnifying them against certain civil liabilities, including liabilities under the federal securities laws (other than liability under Section 16(b) of the Exchange Act), which might be incurred by them in such capacities. We intend to enter into indemnity agreements with our directors and certain of our executive officers in connection with the spin-off for the indemnification and advancement of expenses to these persons. We believe that these provisions and agreements are necessary to attract and retain qualified directors and executive officers. We also intend to enter into these agreements with its future directors and certain of its executive officers. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling Horizon pursuant to the foregoing provisions, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Item 15.    Recent Sales of Unregistered Securities.

On March 17, 2015, we issued 100 shares of our common stock to a subsidiary of TriMas for an aggregate consideration of $1.00. That issuance was not registered under the Securities Act in reliance on the exemption provided by Section 4(a)(2) of the Securities Act because such issuance did not involve a public offering.

Item 16.    Exhibits and Financial Statement Schedules

The following documents are exhibits to the registration statement:

Exhibit Number	Description
2.1**	Form of Separation and Distribution Agreement by and between Horizon Global Corporation and TriMas Corporation
3.1†	Form of Amended and Restated Certificate of Incorporation of Horizon Global Corporation
3.2†	Amended and Restated Bylaws of Horizon Global Corporation
5.1†	Opinion of Jones Day
8.1	Opinion of PricewaterhouseCoopers LLP regarding tax matters
10.1†	Form of Tax Sharing Agreement between Horizon Global Corporation and TriMas Corporation
10.2†	Form of Employee Matters Agreement between Horizon Global Corporation and TriMas Corporation
10.3†	Form of Transition Services Agreement between Horizon Global Corporation and TriMas Corporation
10.4†	Form of Noncompetition and Nonsolicitation between Horizon Global Corporation and TriMas Corporation
10.5†	Form of Indemnification Agreement
10.6†+	Horizon Global Corporation 2015 Equity and Incentive Compensation Plan
21.1†	Horizon Global Corporation Subsidiary List
23.1	Consent of Independent Registered Public Accounting Firm - Deloitte & Touche LLP
23.2†	Consent of Jones Day (included in Exhibit 5.1)
23.3	Consent of PricewaterhouseCoopers LLP (included in Exhibit 8.1)
24.1†	Power of Attorney
99.1†	Consent of David C. Dauch
99.2†	Consent of Denise Ilitch
99.3†	Consent of Samuel Valenti III
99.4†	Consent of Richard L. DeVore

**	Certain exhibits and schedules have been omitted and Horizon agrees to furnish supplementally to the Securities and Exchange Commission a copy of any omitted exhibits and schedules upon request.

+	Denotes management contract or compensatory plan or arrangement.

†	Previously filed.

SCHEDULE II

VALUATION AND QUALIFYING ACCOUNTS FOR THE YEARS ENDED

December 31, 2014 AND 2013

		ADDITIONS
DESCRIPTION	BALANCE AT BEGINNING OF PERIOD	CHARGED TO COSTS AND EXPENSES	CHARGED (CREDITED) TO OTHER ACCOUNTS	DEDUCTIONS(a)	BALANCE AT END OF PERIOD
Allowance for doubtful accounts deducted from accounts receivable in the balance sheet
Year ended December 31, 2014	$2,940,000	$730,000	$30,000	$470,000	$3,230,000

Year ended December 31, 2013	$2,990,000	$290,000	$260,000	$600,000	$2,940,000

(a)	Deductions, representing uncollectible accounts written-off, less recoveries of amounts written-off in prior years.

Item 17.    Undertakings.

(a)(1) The undersigned registrant hereby undertakes to file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement: (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933; (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2) The undersigned registrant hereby undertakes that, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) The undersigned registrant hereby undertakes to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(5) That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser:

If the registrant is subject to Rule 430C under the Securities Act of 1933, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A under the Securities Act of 1933, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(6) That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities:

The undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i) Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii) The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv) Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(h) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

Signatures

Pursuant to the Securities Act of 1933, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Bloomfield Hills, State of Michigan, on June 17, 2015.

HORIZON GLOBAL CORPORATION

BY:	/s/ A. Mark Zeffiro
Name: A. Mark Zeffiro Title: President

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed below by the following persons in the capacities and on the dates indicated.

Name	Title	Date

/s/ A. Mark Zeffiro	President and Director	June 17, 2015
A. Mark Zeffiro	(Principal Executive Officer)

/s/ David Rice	Vice President and Director	June 17, 2015
David Rice	(Principal Financial Officer and Principal Accounting Officer)

/s/ Jay Goldbaum	Vice President and Secretary and Director	June 17, 2015
Jay Goldbaum

Exhibits Index

Exhibit Number	Description
2.1**	Form of Separation and Distribution Agreement by and between Horizon Global Corporation and TriMas Corporation
3.1†	Form of Amended and Restated Certificate of Incorporation of Horizon Global Corporation
3.2†	Amended and restated Bylaws of Horizon Global Corporation
5.1†	Opinion of Jones Day
8.1	Opinion of PricewaterhouseCoopers LLP regarding tax matters
10.1†	Form of Tax Sharing Agreement between Horizon Global Corporation and TriMas Corporation
10.2†	Form of Employee Matters Agreement between Horizon Global Corporation and TriMas Corporation
10.3†	Form of Transition Services Agreement between Horizon Global Corporation and TriMas Corporation
10.4†	Form of Noncompetition and Nonsolicitation between Horizon Global Corporation and TriMas Corporation
10.5†	Form of Indemnification Agreement
10.6†+	Horizon Global Corporation 2015 Equity and Incentive Compensation Plan
21.1†	Horizon Global Corporation Subsidiary List
23.1	Consent of Independent Registered Public Accounting Firm - Deloitte & Touche LLP
23.2†	Consent of Jones Day (included in Exhibit 5.1)
23.3	Consent of PricewaterhouseCoopers LLP (included in Exhibit 8.1)
24.1†	Power of Attorney
99.1†	Consent of David C. Dauch
99.2†	Consent of Denise Ilitch
99.3†	Consent of Samuel Valenti III
99.4†	Consent of Richard L. DeVore

**	Certain exhibits and schedules have been omitted and Horizon agrees to furnish supplementally to the Securities and Exchange Commission a copy of any omitted exhibits and schedules upon request.

+	Denotes management contract or compensatory plan or arrangement.

†	Previously filed.